
Itron
12026388

2011 Annual Report

## Summary of Consolidated Financial Data

in thousands, except per share

| FISCAL YEAR | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Operations** | | | | | |
| Revenues | $ 2,434,124 | $ 2,259,271 | $ 1,687,447 | $ 1,909,613 | $ 1,464,048 |
| Operating income (loss) | $ (459,183) | $ 184,197 | $ 45,027 | $ 109,822 | $ 46,473 |
| Net income (loss) | $ (510,157) | $ 104,770 | $ (2,249) | $ 19,811 | $ (22,851) |
| Diluted earnings (loss) per share | $ (12.56) | $ 2.56 | $ (0.06) | $ 0.57 | $ (0.77) |
| Non-GAAP operating income | $ 257,140 | $ 253,248 | $ 143,600 | $ 230,186 | $ 182,471 |
| Non-GAAP net income | $ 175,951 | $ 159,453 | $ 82,469 | $ 117,579 | $ 87,312 |
| Non-GAAP diluted earnings per share | $ 4.29 | $ 3.89 | $ 2.12 | $ 3.36 | $ 2.81 |
| **Balance Sheet** | | | | | |
| Total assets | $ 2,064,282 | $ 2,745,797 | $ 2,854,621 | $ 2,856,348 | $ 3,030,457 |
| Total debt | $ 452,502 | $ 610,941 | $ 781,764 | $ 1,151,767 | $ 1,538,799 |
| Total shareholders' equity | $ 906,925 | $ 1,428,295 | $ 1,400,514 | $ 1,058,776 | $ 790,435 |

Non-GAAP results exclude the expenses related to amortization of intangible assets, restructurings, goodwill impairment, amortization of debt placement fees, amortization of convertible debt discount, the non-cash net loss associated with debt extinguishment, and acquisition related charges. On a pre-tax basis, the amounts totaled $727,094 in 2011, $84,435 in 2010, $126,243 in 2009, $142,480 in 2008 and $160,230 in 2007. Management believes that non-GAAP results provide useful information related to the ongoing operations of our business and enhance the overall understanding of our current and future performance. A schedule reconciling GAAP to non-GAAP results is available on our website at www.itron.com.

Thousands of utilities rely on Itron for industry-leading solutions that make them more efficient and effective in a rapidly changing world. As we look to the prospects ahead for our customers and for our company, we see tremendous opportunity on the horizon. We possess the core strengths needed to help our customers successfully manage the world's energy and water resources. Our experience, insight and innovation help us focus on today and will lead us into the future.

## Electricity

The European Union (EU) has adopted a stringent plan for energy efficiency and climate change goals—at a time when demand for electricity continues to rise around the world. By 2020, member nations have committed to a 20 percent increase in energy efficiency, a 20 percent reduction in $CO_2$ emissions, and will deliver 20 percent of energy from renewable sources.

From the Linky project in France to Iberdrola's smart meter initiatives in Spain, the coming years are pivotal to the promise of smart grid in Europe. We play a key role in both of these significant projects—and just as in North America, Itron technology will be a cornerstone for smart grid success in Europe.



80% of homes in the EU are required to have smart meters by 2020.*


Expected growth rate of the smart meter installed base in Europe:†


52M
170M
(26% CAGR)
2011
2016

1 platform



Itron's EM420i meter

In 2011, Itron unveiled an interoperable, modular and secure European smart metering platform that helps utilities future-proof smart grid investments.

* Source: European Commission

† Source: Frost & Sullivan, European Smart Meter Markets, October 2011





## Water

Global water demand is on the rise, putting pressure on already-stressed distribution systems and underscoring the importance of measurement and conservation. In addition to rising demand, regulatory mandates, environmental constraints, aging infrastructure and lost water due to leaks and inefficient use all pose challenges for utilities around the world—and cost billions of dollars a year.

Itron innovation addresses these challenges for utilities around the world. In 2011, we introduced ultrasonic metering technology for precise and accurate measurement. We developed enhanced communications modules that collect more detailed data to help utilities understand consumption, detect leaks, develop conservation programs and ensure that their meters are properly sized for how they are being used. Our technology helps utilities measure and manage water resources around the globe.

**$14B**

Annual loss due to leaks and unmetered accounts around the world ($US)*

Less than 1% of all water on Earth is fresh, drinkable water.†

**No.1** supplier

Itron is the leading supplier worldwide of water meters and communication modules.‡

* Source: Energy and Water Department of the World Bank

† Source: U.S. Geological Survey, January 2012

‡ Source: IMS Research, The World Market for Water Meters, October 2011 Edition

## Gas

As the world's fastest-growing fossil fuel, natural gas is quickly becoming a preferred source to heat our homes and help power our businesses. It's cleaner burning than coal or oil, making it attractive to countries looking to reduce greenhouse gas emissions and reduce their carbon footprint. In North America and Europe, utilities have invested heavily in natural gas infrastructure for several decades. And in other parts of the world, countries are leveraging their own supplies to meet the energy demands of their citizens.

Itron pioneered gas meter reading technology over 25 years ago. Since then, we've built upon that foundation so utilities can collect more detailed information about their distribution system and ensure system integrity. We've incorporated a remote shutoff valve that disconnects gas service in hazardous situations, enhancing safety for employees and customers. And through our smart payment hardware and services, we have opened the door for efficient and cost-effective distribution of natural gas.

Estimated worldwide gas meter market*


30M
46M
(9% CAGR)
2011
2016

Natural gas consumed†
trillion cu ft


85
100
115
113 trillion cu ft of natural gas consumed in 2010

Estimated points of automation shipped globally*


5M
16M
(24% CAGR)
2011
2016

*Source: IMS Research, The World Market for Gas Meters, October 2011 Edition
†Source: U.S. Energy Information Administration



Since Itron's last annual report to you, much has changed in the global economy and in our industry. Closer to home, there was a leadership change at the top of our company.

In August of 2011, I returned to Itron as president and CEO following the retirement of Malcolm Unsworth. It is a rare benefit to know the company so well, yet have the perspective that a little time and distance afford. As I have met with customers, employees and investors, many have asked what surprised me most upon my return. My answer is always the same: I've been surprised by the gap between the perception of Itron and the reality. If our story is overlooked or undervalued, it's up to us to fix that. This letter is part of the conversation we have begun on what I call Itron's "goodness"—our industry-leading strengths.

**Our financial performance is one of these strengths.** In 2011, we reported record revenues of $2.4 billion, which grew 8 percent year-over-year. We also had record free cash flow of $192 million, adjusted EBITDA of $313 million, and non-GAAP net earnings per diluted share of $4.29, which grew 10 percent. Despite North America's slow economy and low level of housing starts, sales of our OpenWay® smart meter were still in excess of $560 million. We more than offset the slowdown in North America with our growing sales throughout the rest of the world—across our base electric, gas and water meter business. Revenues in our EMEA region were up 13 percent, and revenues from our markets excluding North America and Europe were up 24 percent in 2011. We had especially strong growth in Indonesia and South Africa. In 2011, for the first time ever, shipments out of our Indonesia facility exceeded $100 million. In an industry that looks to vendors with financial staying power, our fiscal strength sets us apart.

**As Itron's business continues to grow outside North America, our global presence and local relationships are another unique strength for our company and our customers.** We are working hard to be in the right places at the right time with the right solutions for electric, gas and water utilities around the world as they move to higher automation. We're encouraged by opportunities in Europe, Asia-Pacific, and Latin and South America, where smart metering/smart grid deployments are in early stages, and where pilots are expected to increase in number during 2013 and 2014. Even though Europe's economy is struggling and timelines shift, its utilities are in good financial shape and funding for these projects appears to be available. The potential is large and Itron is positioned to deliver solutions that demonstrate the depth of our local commitment and understanding.

Our financial standing, global presence, local relationships and the industry's broadest portfolio of end-to-end technology solutions uniquely position us to capitalize on the global opportunities that lie ahead.

**There is synergy in Itron's strengths.** Our financial standing, global presence, local relationships and the industry's broadest portfolio of end-to-end technology solutions uniquely position us to capitalize on the global opportunities that lie ahead. In short, our strengths allow us to anticipate and meet customer demands in a fast-changing world, which will be a driver for sustainable, long-term growth.

**We continue to incorporate new efficiencies and competitive advantages that build on our strengths.** In 2011, we initiated a project to rationalize our global footprint of factories and office locations. We have announced the closure and/or reduction in size of approximately one-third of our worldwide facilities. Our objectives are simple: better efficiency and effectiveness everywhere, and fewer factories with more volume and higher levels of automation. In total, we anticipate annualized operational savings of $30 million to be fully realized in 2014.

In 2011, we also completed the reorganization of Itron from North America and International to global Energy (electricity and gas) and Water. This transformation includes moving to global organizations in finance, IT and HR with new systems that will make them more efficient and effective. In both Energy and Water, we have increased our focus on centers of excellence promoting technology platforms that can be used in various products around the world, leveraging our development efforts. As part of this effort, we are strengthening our teams in Latin America and Asia-Pacific as we look to continue growth in these geographies. The world is changing, and Itron is well oriented to meet its challenges and opportunities.

Finally, we are strengthening the transparency and clarity of our communications. To our investors, we'll deliver straightforward talk and answers to your questions. In communicating with our customers and markets, we are reclaiming center stage and will tell our story more aggressively. Itron is a leader in our industry; we should act like it.

**Entering 2012, we see an interesting year ahead.** As we successfully implement current OpenWay projects, North American revenues will slow in 2012, and we do not expect a return to the volumes of 2010 and 2011 in North America for at least several years. We will increasingly turn our attention to the rest of the world, where we expect growth to outpace that of North America in 2012 and beyond. The net effect of a slower U.S. market, robust growth in Asia-Pacific, and modest growth in Europe and Latin America means that we expect 2012 revenues will be down in comparison to 2011. We will ensure that we are well positioned for 2013 as global opportunities begin to increase in smart metering, the smart grid and other technology advances—across electric, gas and water.

**In returning to Itron, I find many reasons to be pleased about our prospects.** We have great people in all corners of the globe who are working hard every day to care for our customers. We have exciting opportunities everywhere we look—with products, customer relations and market presence that are well positioned for growth.

We thank our customers for the relationships we build together and the trust they place in Itron every day.

And as always, we thank you for your continued support.

**LeRoy Nosbaum**
President and
Chief Executive Officer

# Directors and Officers

## Directors

**Jon E. Eliassen**
Chairman, Board of Directors;
President and Chief Executive Officer,
Red Lion Hotels Corporation;
Former Senior Vice President
and Chief Financial Officer, Avista Corp.
(Retired)

**Michael B. Bracy**
Former Executive Vice President and
Chief Financial Officer, NorAm Energy
Corporation (Retired)

**Kirby A. Dyess**
Principal, Austin Capital
Management, LLC;
Former Corporate Vice President,
Intel Corporation (Retired)

**Charles H. Gaylord, Jr.**
Former Executive Vice President,
Intuit, Inc. (Retired)

**Thomas S. Glanville**
Managing Partner, Eschelon Energy
Partners, LP

**Sharon L. Nelson**
Former Chief of the Consumer
Protection Division,
Washington State Attorney General's
Office (Retired)

**Gary E. Pruitt**
Former Chairman and Chief Executive
Officer, Univar N.V. (Retired)

**Graham M. Wilson**
Chairman, GraWil Consultants Inc.
Former Executive Vice President and
Chief Financial Officer,
Westcoast Energy Inc. (Retired)

## Officers

**LeRoy D. Nosbaum**
President and Chief Executive Officer;
Member, Itron's Board of Directors

**Steven M. Helmbrecht**
Senior Vice President and
Chief Financial Officer

**John W. Holleran**
Senior Vice President, Special Projects,
and Corporate Secretary

**Charles E. McAtee, Jr.**
Vice President, Information Technology,
and Chief Information Officer

**Philip C. Mezey**
President and Chief Operating Officer,
Energy

**Sharelynn F. Moore**
Vice President,
Corporate Communications

**Simon W. Pontin**
Vice President and Chief Technology Officer

**Marcel Regnier**
President and Chief Operating Officer, Water

**Jared P. Serff**
Vice President, Competitive Resources

**Shannon M. Votava**
Vice President and General Counsel

# Corporate and Shareholder Information

Corporate Headquarters
Itron, Inc.
2111 North Molter Road
Liberty Lake, WA 99019

Annual Meeting
Friday, May 4, 2012
Itron Corporate Headquarters
2111 North Molter Road
Liberty Lake, WA 99019

Shareholder Inquiries
Please contact Investor Relations:
(800) 635-5461

Form 10-K
A copy of the Company's Form 10-K can be found at www.itron.com or at the Securities and Exchange Commission website.

Common Stock
Itron Common Stock is traded on the NASDAQ Global Select Market under the symbol ITRI. No cash dividends have been declared on the Company's Common Stock.

Independent Auditors
Ernst & Young LLP
Seattle, Washington

Transfer Agent
Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
www.bnymellon.com/shareowner/isd

# FORM 10-K

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2011**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 000-22418**

# ITRON, INC.
**(Exact name of registrant as specified in its charter)**

| **Washington** | **91-1011792** |
|---|---|
| **(State of Incorporation)** | **(I.R.S. Employer Identification Number)** |

**2111 N Molter Road, Liberty Lake, Washington 99019**
**(509) 924-9900**
**(Address and telephone number of registrant's principal executive offices)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common stock, no par value | NASDAQ Global Select Market |
| Preferred share purchase rights | NASDAQ Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ (Do not check if a smaller reporting company) | Smaller reporting company | ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2011 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the shares of common stock held by non-affiliates of the registrant (based on the closing price for the common stock on the NASDAQ Global Select Market) was $1,957,036,021.

As of January 31, 2012 there were outstanding 39,826,906 shares of the registrant's common stock, no par value, which is the only class of common stock of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III is incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on May 4, 2012.

**Itron, Inc.**

**Table of Contents**

In this Annual Report on Form 10-K, the terms "we," "us," "our," "Itron," and the "Company" refer to Itron, Inc.

**Certain Forward-Looking Statements**

*This document contains forward-looking statements concerning our operations, financial performance, revenues, earnings growth, liquidity, and other items. This document reflects our current plans and expectations and is based on information currently available as of the date of this Annual Report on Form 10-K. When we use the words "expect," "intend," "anticipate," "believe," "plan," "project," "estimate," "future," "objective," "may," "will," "will continue," and similar expressions, they are intended to identify forward-looking statements. Forward-looking statements rely on a number of assumptions and estimates. These assumptions and estimates could be inaccurate and cause our actual results to vary materially from expected results. Risks and uncertainties include 1) the rate and timing of customer demand for our products, 2) rescheduling or cancellations of current customer orders and commitments, 3) changes in estimated liabilities for product warranties and/or litigation, 4) our dependence on customers' acceptance of new products and their performance, 5) competition, 6) changes in domestic and international laws and regulations, 7) changes in foreign currency exchange rates and interest rates, 8) international business risks, 9) our own and our customers' or suppliers' access to and cost of capital, 10) future business combinations, and 11) other factors. You should not solely rely on these forward-looking statements as they are only valid as of the date of this Annual Report on Form 10-K. We do not have any obligation to publicly update or revise any forward-looking statement in this document. For a more complete description of these and other risks, refer to Item 1A: "Risk Factors" included in this Annual Report on Form 10-K.*

# PART I

## ITEM 1: BUSINESS

### Available Information

Documents we provide to the Securities and Exchange Commission (SEC) are available free of charge under the Investors section of our website at *www.itron.com* as soon as practicable after they are filed with or furnished to the SEC. In addition, these documents are available at the SEC's website (http://*www.sec.gov*) and at the SEC's Headquarters at 100 F Street, NE, Washington, DC 20549, or by calling 1-800-SEC-0330.

### General

Itron is a technology company dedicated to delivering end-to-end smart metering solutions to electric, natural gas, and water utilities around the world. Our smart metering solutions, meter data management software, and knowledge application solutions bring additional value to a utility's metering and grid systems. Our professional services help our customers install, implement, operate, and maintain their systems.

We were incorporated in 1977. In 2004, we entered the electricity meter manufacturing business with the acquisition of Schlumberger Electricity Metering. In 2007, we expanded our presence in global meter manufacturing and systems with the acquisition of Actaris Metering Systems SA (Actaris).

The following is a discussion of our major products, our markets, and our operating segments. Refer to Item 7: "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K for specific segment results.

### Our Business

Our offerings include electricity, natural gas, and water metering systems, software, and services. We classify metering systems into three categories: standard metering, advanced metering systems and technology, and smart metering systems and technology. These categories are described in more detail below:

*Standard Metering*

A standard meter measures electricity, natural gas, water, or thermal energy by mechanical, electromechanical, or electronic means, with no built-in remote-reading communication capability. Standard meters require manual reading, which is typically performed by a utility representative or meter reading service provider. Worldwide, we produce standard residential, commercial and industrial (C&I), and transmission and distribution (T&D) electricity, natural gas, water, and heat meters.

*Advanced Metering Systems and Technology*

Advanced metering uses a communication module embedded in the meter to collect and store detailed meter data, which is transmitted to handheld computers, mobile units, and/or fixed networks, allowing utilities to collect the data for billing systems and analyze the meter data for more efficient resource management and operations. Worldwide, we produce electricity, natural gas, and water advanced metering systems and technology. Depending on the country, communication technologies include telephone, RF (radio frequency), GSM (global system for mobile communications), PLC (power line carrier), and Ethernet devices.

*Smart Metering Systems and Technology*

Smart meters have two-way communication to automatically and frequently collect and transmit meter data to support various applications beyond monthly billings. Our smart metering solutions have substantially more features and functions than our advanced metering systems and technology. Smart meters are able to collect and store interval data, perform remote connect/disconnect, send detailed information, receive commands, and interface with other devices, such as in-home displays, smart thermostats and appliances, home area networks, advanced control systems, and more.

*Bookings and Backlog of Orders*

Bookings for a reported period represent customer contracts and purchase orders received during the period that have met certain conditions, such as regulatory and/or contractual approval. Total backlog represents committed but undelivered contracts and purchase orders at period-end. Twelve-month backlog represents the portion of total backlog that we estimate will be recognized as revenue over the next 12 months. Backlog is not a complete measure of our future revenues as we also receive significant book-and-ship orders. Bookings and backlog may fluctuate significantly due to the timing of large project awards. In addition, annual or multi-year contracts are subject to rescheduling and cancellation by customers due to the long-term nature of the contracts. Beginning total backlog, plus bookings, minus revenues, will not equal ending total backlog due to miscellaneous contract adjustments, foreign currency fluctuations, and other factors.

| Year Ended | Annual Bookings | Total Backlog | 12-Month Backlog |
|---|---|---|---|
| | | (in millions) | |
| December 31, 2011 | $ 2,120 | $ 1,296 | $ 766 |
| December 31, 2010 | 2,396 | 1,620 | 913 |
| December 31, 2009 | 1,849 | 1,488 | 807 |

Information on bookings by our operating segments is as follows:

| Year Ended | Total Bookings | Itron North America | Itron International |
|---|---|---|---|
| | | (in millions) | |
| December 31, 2011 | $ 2,120 | $ 845 | $ 1,275 |
| December 31, 2010 | 2,396 | 1,252 | 1,144 |
| December 31, 2009 | 1,849 | 828 | 1,021 |

When we sign project agreements to deploy our meter and communication systems, we include these contracts in bookings and backlog when regulatory approvals are received and/or contractual conditions are satisfied.

*Our Operating Segments*

We operate under the Itron brand worldwide. Our operating segments as of December 31, 2011 are Itron North America and Itron International. In March 2011, we announced the reorganization of our global organizational structure by which the Company will be managed under two operating segments, Energy and Water. Although certain management positions of the Company's two new operating segments were identified, the transition to the new organizational structure, including changes to operations and financial and operational management systems is ongoing. Therefore, throughout 2011, management and external financial reporting are based on the current geographic operating segments, Itron North America and Itron International, as the new segment information will not be available until changes to the operations have occurred and new systems and processes are deployed, which will be completed in the first quarter of 2012. We will report the Energy and Water operating segments in the first quarter of 2012.

Itron North America generates the majority of its revenues in the United States and Canada. Itron International generates the majority of its revenues in EMEA (Europe, Middle East, and Africa), and the balance primarily in South America and Asia/Pacific.

*Sales and Distribution*

We use a combination of direct and indirect sales channels in both operating segments. A direct sales force is utilized for the largest electric, natural gas, and water utilities, with which we have long-established relationships. For smaller utilities, we typically use an indirect sales force that consists of distributors, representative agencies, partners, and meter manufacturer representatives.

No single customer represented more than 10% of total revenues for the years ended December 31, 2011 and 2009. One customer, Southern California Edison, of our Itron North America operating segment, represented 11% of total Company revenues for the year ended December 31, 2010. Our 10 largest customers in each of the years ended December 31, 2011, 2010, and 2009 accounted for approximately 33%, 34%, and 17%, of total revenues, respectively.

*Raw Materials*

Our products require a wide variety of components and materials, which are subject to price and supply fluctuations. We enter into standard purchase orders in the ordinary course of business, which can vary in terms and can include purchase orders for specific quantities based on market prices, as well as open-ended agreements that provide for estimated quantities over an extended shipment period, typically up to one year at an established unit cost. Although we have multiple sources of supply for most of our material requirements, certain components and raw materials are supplied by sole-source vendors, and our ability to perform certain contracts depends on the availability of these materials. Refer to Item 1A: "Risk Factors", included in this Annual Report on Form 10-K, for further discussion related to supply risks.

*Product Development*

Our product development is focused on both improving existing technology and developing next-generation technology for electricity, natural gas, water, and heat meters, data collection software, communications technologies, data warehousing, and knowledge application solutions. We spent approximately $163 million, $140 million, and $122 million on product development in 2011, 2010, and 2009, which represented 7%, 6%, and 7% of total revenues in those respective years.

*Workforce*

As of December 31, 2011, we had approximately 9,600 people in our workforce, including permanent and temporary employees and contractors. We have not experienced significant work stoppages and consider our employee relations to be good.

*Competition*

We provide a broad portfolio of products, systems, and services to customers in the utility industry and have a large number of competitors who offer similar products, systems, and services. We believe that our competitive advantage is based on our capability to innovate, our ability to provide complete end-to-end integrated solutions (including metering, network communications, data collection systems, and meter data management software), our established customer relationships, and our track record of delivering reliable, accurate, and long-lived products and services. Refer to Item 1A: "Risk Factors" included in this Annual Report on Form 10-K for a discussion of the competitive pressures we face.

Our primary competitors include the following companies:

Arad Group
Badger Meter, Inc.
Daesung Industrial Co., Ltd.
Dandong Dongfa (Group) Co., Ltd.
Diehl Stiftung & Co. KG
Echelon Corporation
El Sewedy Electric Company
Elster Group SE
Emerson Electric Company
Siemens
ESCO Technologies Inc.
General Electric Company
Holley Group Co., Ltd.
Jiangxi Sanchuan Water Meter Co., Ltd.
Minol-ZENNER SA
Ningbo Sanxing (Group) Co., Ltd.
Ningbo Water Meter Co., Ltd.
Oracle Corporation
Pietro Fiorentini S.p.A.
Roper Industries, Inc.
Sensus Ltd.
Silver Spring Networks, Inc.
Toshiba Corporation
Trilliant Incorporated

We may compete with divisions or subsidiaries of our competitors.

*Strategic Alliances*

We pursue strategic alliances with other companies in areas where collaboration can produce product advancement and acceleration of entry into new markets. The objectives and goals of a strategic alliance can include one or more of the following: technology exchange, product development, joint sales and marketing, or access to new geographic markets. Refer to Item 1A: "Risk Factors" included in this Annual Report on Form 10-K for a discussion of risks associated with strategic alliances.

*Intellectual Property*

Our patents and patent applications cover a range of technologies, which relate to standard metering, advanced metering systems and technology, smart metering systems and technology, meter data management software, and knowledge application solutions. We also rely on a combination of copyrights and trade secrets to protect our products and technologies. We have registered trademarks for most of our major product lines in the United States and many other countries.

Disputes over the ownership, registration, and enforcement of intellectual property rights arise in the ordinary course of our business. While we believe patents and trademarks are important to our operations and in the aggregate constitute valuable assets, no single patent or trademark, or group of patents or trademarks, is critical to the success of our business.

We license some of our technology to other companies, some of which are our competitors.

*Environmental Regulations*

In the ordinary course of our business we use metals, solvents, and similar materials that are stored on-site. We believe we are in compliance with environmental laws, rules, and regulations applicable to the operation of our business.

## MANAGEMENT

Set forth below are the names, ages, and titles of our executive officers as of February 16, 2012.

| Name | Age | Position |
|---|---|---|
| LeRoy D. Nosbaum | 65 | President and Chief Executive Officer |
| Steven M. Helmbrecht | 49 | Sr. Vice President and Chief Financial Officer |
| John W. Holleran | 57 | Sr. Vice President, Special Projects, and Corporate Secretary |
| Philip C. Mezey* | 52 | President and Chief Operating Officer, Energy |
| Marcel Regnier* | 54 | President and Chief Operating Officer, Water |
| Jared P. Serff | 44 | Vice President, Competitive Resources |
| Shannon M. Votava | 51 | Vice President and General Counsel |

**LeRoy D. Nosbaum** is President, Chief Executive Officer and a member of the Board of Directors. Mr. Nosbaum was reappointed as President and Chief Executive Officer and to the Board of Directors on August 31, 2011. Mr. Nosbaum previously served as Itron's Chief Executive Officer from 2000 and additionally as Chairman of the Board from 2002 until his retirement in March 2009. Mr. Nosbaum originally joined Itron in 1996 and had executive responsibilities for manufacturing, product development, operations, and marketing before he was promoted to the position of Chief Executive Officer. Before joining Itron, Mr. Nosbaum was Executive Vice President and General Manager of Metricom Inc., a supplier of wireless data communications networking technology.

**Steve M. Helmbrecht** is Sr. Vice President and Chief Financial Officer. Mr. Helmbrecht joined Itron in 2002 as Vice President and General Manager, International, and was named Sr. Vice President and Chief Financial Officer in 2005. Previously, Mr. Helmbrecht was Chief Financial Officer of LineSoft Corporation, acquired by Itron in 2002.

**John W. Holleran** is Sr. Vice President, Special Projects, and Corporate Secretary. Mr. Holleran joined Itron in January 2007 as Sr. Vice President, General Counsel, and Corporate Secretary. On January 1, 2012, Mr. Holleran transferred his responsibilities as General Counsel to Shannon M. Votava. In 2006, Mr. Holleran was associated with Holleran Law Offices PLLC, and in 2005 was Executive Vice President, Administration, and Chief Legal Officer for Boise Cascade, LLC, the paper and forest products company resulting from the reorganization of Boise Cascade Corporation, in 2004. While with Boise Cascade Corporation, Mr. Holleran most recently served as Sr. Vice President, Human Resources, and General Counsel.

**Philip C. Mezey*** is President and Chief Operating Officer, Energy. Mr. Mezey joined Itron in March 2003 as Managing Director of Software Development for Itron's Energy Management Solutions Group with Itron's acquisition of Silicon Energy Corp. Mr. Mezey was promoted to Group Vice President and Manager of Software Solutions in 2004. In 2005, Mr. Mezey became Sr. Vice President Software Solutions and in 2007, Mr. Mezey became Sr. Vice President and Chief Operating Officer - Itron North America. In March 2011, Mr. Mezey was promoted to his current position.

**Marcel Regnier*** is President and Chief Operating Officer, Water. Mr. Regnier joined Itron in April 2007 as part of our acquisition of Actaris. Mr. Regnier served as Actaris' Managing Director of its water and heat business unit from 2001, when Actaris was created as a result of the reorganization of Schlumberger's operations, until April 2008, when he was promoted to Sr. Vice President and Chief Operating Officer - Itron International. In March 2011, Mr. Regnier was promoted to his current position.

**Jared P. Serff** is Vice President, Competitive Resources. Mr. Serff joined Itron in July 2004 upon our acquisition of Schlumberger's electricity metering business. Mr. Serff spent six years with Schlumberger, the last four of which were as Director of Human Resources with Schlumberger's electricity metering business where he was in charge of personnel for all locations in Canada, Mexico, France, Taiwan, and the United States.

**Shannon M. Votava** is Vice President and General Counsel. Ms. Votava joined Itron in May 2010 as Assistant General Counsel and was promoted to her current position on January 1, 2012. Before joining Itron, Ms. Votava was Associate General Counsel, Commercial at Cooper Industries plc from October 2008 to April 2010 and General Counsel at Honeywell Electronic Materials, Inc. from 2003 to October 2008.

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* In March 2011, we announced the reorganization of our global organization in which the Company will have two operating segments, Energy and Water, led by Philip Mezey and Marcel Regnier, respectively. The transition to the new organizational structure, including changes to operations and financial and operational management systems is ongoing. Therefore, throughout 2011, management and external financial reporting are based on the current geographic operating segments, Itron North America and Itron International, as the new segment information will not be available until changes to the operations have occurred and new systems and processes are deployed, which will be completed in the first quarter of 2012. We will report Energy and Water operating segments in the first quarter of 2012.

## ITEM 1A: RISK FACTORS

*We are dependent on the utility industry, which has experienced volatility in capital spending.*

We derive the majority of our revenues from sales of products and services to utilities. Purchases of our products may be deferred as a result of many factors, including economic downturns, slowdowns in new residential and commercial construction, customers' access to capital upon acceptable terms, the timing and availability of government subsidies or other incentives, utility specific financial circumstances, mergers and acquisitions, regulatory decisions, weather conditions, and fluctuating interest rates. We have experienced, and may in the future experience, variability in operating results on an annual and a quarterly basis as a result of these factors.

*Utility industry sales cycles can be lengthy and unpredictable.*

The utility industry is subject to substantial government regulation. Regulations have often influenced the frequency of meter replacements. Sales cycles for standalone meter products have typically been based on annual or bi-annual bid-based agreements. Utilities place purchase orders against these agreements as their inventories decline, which can create fluctuations in our sales volumes.

Sales cycles for advanced and smart metering systems are generally long and unpredictable due to several factors, including budgeting, purchasing, and regulatory approval processes that can take several years to complete. Our utility customers typically issue requests for quotes and proposals, establish evaluation processes, review different technical options with vendors, analyze performance and cost/benefit justifications, and perform a regulatory review, in addition to applying the normal budget approval process. Today, governments around the world are implementing new laws and regulations to promote increased energy efficiency, slow or reverse growth in the consumption of scarce resources, reduce carbon dioxide emissions, and protect the environment. Many of the legislative and regulatory initiatives encourage utilities to develop a smart grid infrastructure, and some of these initiatives provide for government subsidies, grants, or other incentives to utilities and other participants in their industry to promote transition to smart grid technologies.

Section 1252 of the U.S. Energy Policy Act of 2005 requires electric utilities to consider offering their customers time-based rates. The Act also directs these utilities and state utility commissions to study and evaluate methods for implementing demand response, to shift consumption away from peak hours, and to improve power generation.

The European Union has issued the EU Energy Package, which includes directives and regulations intended to strengthen consumer rights and protection in the EU energy market. The EU's 20-20-20 goals include a 20% increase in energy efficiency, a 20% reduction of carbon dioxide emissions compared with 1990 levels, and producing 20% of its energy from renewable sources by 2020. The package requires EU Member States to ensure the implementation of smart metering systems and outlines deployment by 2022, with 80% of electric consumers equipped with smart metering systems by 2020.

While we believe these initiatives will provide opportunities for sales of our products, the pace at which these markets will grow is unknown due to the timing of legislation, regulatory approvals related to the deployment of new technology, capital budgets of utilities, and purchasing decisions by our customers. If government regulations regarding the smart grid and smart metering are delayed, revised to permit lower or different investment levels in metering infrastructure, or terminated altogether, this could have a material adverse effect on our results of operation, cash flow, and financial condition.

*A significant portion of our revenue is generated with a limited number of customers.*

Historically, our revenues have been concentrated with a limited number of customers, which change over time. No customers represented more than 10% of total revenues for the year ended December 31, 2011. We are often a party to large, multi-year contracts that are subject to cancellation or rescheduling by our customers due to many factors, such as extreme, unexpected weather conditions that cause our customers to redeploy resources, convenience, regulatory issues, or possible acts of terrorism. Cancellation or postponement of one or more of these significant contracts could have a material adverse effect on our financial and operating results. In addition, if a large customer contract is not replaced upon its expiration with new business of similar magnitude, our financial and operating results would be adversely affected.

As we enter into agreements related to the deployment of smart metering systems and technology, the value of certain contracts can be substantially larger than contracts we have had with our customers in the past. These deployments last several years and can exceed the length of prior deployment agreements. The terms and conditions of these smart metering system agreements related to testing, contractual liabilities, warranties, performance, and indemnities can be substantially different than the terms and conditions associated with our previous contracts.

*Our quarterly results may fluctuate substantially due to several additional factors.*

We have experienced variability in quarterly results, including losses, and believe our quarterly results will continue to fluctuate as a result of many factors, including those risks and events included throughout this section. Additional factors that may cause the price of our common stock to decline include:

- a higher proportion of products sold with fewer features and functionality, resulting in lower revenues and gross margins;
- a shift in sales channel mix, which could impact the revenue received and commissions paid;
- a change in accounting standards or practices that may impact us to a greater degree than other companies due to our product mix, which would impact revenue recognition, or our borrowing structure;
- a change in existing taxation rules or practices due to our specific operating structure that may not be comparable to other companies; and
- a shortfall in sales without a proportional decrease in expenses.

*We may face product-failure exposure.*

Our products are complex and may contain defects or experience failures due to any number of issues in design, materials, deployment and/or use. If any of our products contain a defect, compatibility or interoperability issue or other error, we may have to devote significant time and resources to find and correct the issue. We provide product warranties for varying lengths of time and establish allowances in anticipation of warranty expenses. In addition, we record contingent liabilities for additional product-failure related costs. These warranty and related product-failure allowances may be inadequate due to product defects, unanticipated component failures, as well as higher than anticipated material, labor, and other costs we may incur to replace projected product failures. A product recall or a significant number of product returns could be expensive; damage our reputation and relationships with utilities, meter and communication vendors, and other third-party vendors; result in the loss of business to competitors; or result in litigation against us. We may incur additional warranty and related expenses in the future with respect to new or established products, which could materially and adversely affect our operations and financial position.

*Our customer contracts may contain provisions that could cause us to incur penalties, be liable for damages, and/or incur unanticipated expenses with respect to the functionality, deployment, operation, and availability of our products and services.*

In addition to the risk of unanticipated warranty or recall expenses, our customer contracts may contain provisions that could cause us to incur penalties, be liable for damages, including liquidated damages, or incur other expenses, if we experience difficulties with respect to the functionality, deployment, operation, and availability of our products and services. In the event of late deliveries, late or improper installations or operations, failure to meet product or performance specifications or other product defects, or interruptions or delays in our managed service offerings, our customer contracts may expose us to penalties, liquidated damages, and other liabilities. In the event we were to incur contractual penalties, such as liquidated damages or other related costs that exceed our expectations, our business, financial condition, and operating results could be materially and adversely affected.

*We depend on our ability to develop new competitive products.*

Our future success will depend, in part, on our ability to continue to design and manufacture new competitive products and to enhance and sustain our existing products, keep pace with technological advances and changing customer requirements, gain international market acceptance, and manage other factors in the markets in which we sell our products. Product development will require continued investment in order to maintain our market position. We may not have the necessary capital, or access to capital at acceptable terms, to make these investments. We have made, and expect to continue to make, substantial investments in technology development. However, we may experience unforeseen problems in the development or performance of our technologies or products. In addition, we may not meet our product development schedules. New products often require certifications or regulatory approvals before the products can be used and we cannot be certain that our new products will be approved in a timely manner. Finally, we may not achieve market acceptance of our new products and services.

*We are affected by the availability and regulation of radio spectrum and interference with the radio spectrum that we use.*

A significant number of our products use radio spectrum, which are subject to regulation by the Federal Communications Commission (FCC) in the United States. The FCC may adopt changes to the rules for our licensed and unlicensed frequency bands that are incompatible with our business. In the past, the FCC has adopted changes to the requirements for equipment using radio spectrum, and it is possible that the FCC or the U.S. Congress will adopt additional changes.

Although radio licenses are generally required for radio stations, Part 15 of the FCC's rules permits certain low-power radio devices (Part 15 devices) to operate on an unlicensed basis. Part 15 devices are designed for use on frequencies used by others. These other users may include licensed users, which have priority over Part 15 users. Part 15 devices cannot cause harmful interference to licensed users and must be designed to accept interference from licensed radio devices. In the United States, our advanced and smart metering systems are typically Part 15 devices that transmit information to (and receive information from, if applicable) handheld, mobile, or fixed network systems pursuant to these rules.

The FCC has initiated a rulemaking proceeding in which it is considering adopting "spectrum etiquette" requirements for unlicensed Part 15 devices operating in the 902-928 MHz band, which many of our advanced and smart metering systems utilize. The outcome of the proceeding may require us to make material changes to our equipment.

The FCC has also adopted service rules governing the use of the 1427-1432 MHz band. We use this band with various devices in our network solutions. Among other things, the rules reserve parts of the band for general telemetry, including utility telemetry, and provide that nonexclusive licenses will be issued in accordance with Part 90 rules and the recommendations of frequency coordinators. Telemetry licensees must comply with power limits and out-of-band emission requirements that are designed to avoid interference with other users of the band. The FCC issues licenses on a nonexclusive basis and it is possible that the demand for spectrum will exceed supply.

Our radio-based products primarily employ unlicensed radio frequencies. We depend upon sufficient radio spectrum to be allocated by the FCC for our intended uses. As to the licensed frequencies, there is some risk that there may be insufficient available frequencies in some markets to sustain our planned operations. The unlicensed frequencies are available for a wide variety of uses and may not be entitled to protection from interference by other users who operate in accordance with FCC rules. The unlicensed frequencies are also often the subject of proposals to the FCC requesting a change in the rules under which such frequencies may be used. If the unlicensed frequencies become crowded to unacceptable levels, restrictive, or subject to changed rules governing their use, our business could be materially adversely affected.

We have committed, and will continue to commit, significant resources to the development of products that use particular radio frequencies. Action by the FCC could require modifications to our products. The inability to modify our products to meet such requirements, the possible delays in completing such modifications, and the cost of such modifications all could have a material adverse effect on our future business, financial condition, and results of operations.

Outside of the United States, certain of our products require the use of RF and are subject to regulations in those jurisdictions where we have deployed such equipment. In some jurisdictions, radio station licensees are generally required to operate a radio transmitter and such licenses may be granted for a fixed term and must be periodically renewed. In other jurisdictions, the rules permit certain low power devices to operate on an unlicensed basis. Our advanced and smart metering systems typically transmit to (and receive information from, if applicable) handheld, mobile, or fixed network reading devices in unlicensed bands pursuant to rules regulating such use. Generally, we use the unlicensed Industrial, Scientific, and Medical (ISM) bands with the various reading devices in our solutions. In Europe, we generally use the 433 MHz and 868 MHz bands. In the rest of the world, we primarily use the 433 MHz and 2.4000-2.4835 GHz bands, as well as other local unlicensed bands. To the extent we introduce new products designed for use in the United States or another country into a new market, such products may require significant modification or redesign in order to meet frequency requirements and other regulatory specifications. In some countries, limitations on frequency availability or the cost of making necessary modifications may preclude us from selling our products in those countries. In addition, new consumer products may create interference with the performance of our products, which could lead to claims against us.

*We may face adverse publicity, consumer or political opposition, or liability associated with our products.*

The safety and security of the power grid, the accuracy and protection of the data collected by meters and transmitted via the smart grid, concerns about the safety and perceived health risks of using radio frequency communications, and privacy concerns of monitoring home appliance energy usage have been the focus of recent adverse publicity. Negative publicity and consumer opposition may cause utilities or their regulators to delay or modify planned smart grid initiatives. Smart grid projects may be, or may be perceived as, unsuccessful.

We may be subject to claims that there are adverse health effects from the radio frequencies utilized in connection with our products. If these claims prevail, our customers could suspend implementation or purchase substitute products, which could cause a loss of sales.

*We are facing increasing competition.*

We face competitive pressures from a variety of companies in each of the markets we serve. Some of our present and potential future competitors have, or may have, substantially greater financial, marketing, technical, or manufacturing resources and, in some cases, have greater name recognition, customer relationships, and experience. Some competitors may enter markets we serve and sell products at lower prices in order to gain or grow market share. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion, and sale of their products and services than we can. Some competitors have made, and others may make, strategic acquisitions or establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Other companies may also drive technological innovation and develop products that are equal in quality and performance or superior to our products, which could put pressure on our market position, reduce our overall sales, and require us to invest additional funds in new technology development. In addition, there is a risk that low-cost providers will enter, or form alliances or cooperative relationships with our competitors, thereby contributing to future price erosion. Some of our products and services may become commoditized and we may have to adjust the prices of some of our products to stay competitive. Should we fail to compete successfully with current or future competitors, we could experience material adverse effects on our business, financial condition, results of operations, and cash flows.

*We are subject to regulatory compliance.*

We are subject to various governmental regulations in all of the jurisdictions in which we conduct business. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations, or other actions, which could materially and adversely affect our business, financial condition, and results of operations.

*Changes in environmental regulations, violations of such regulations, or future environmental liabilities could cause us to incur significant costs and adversely affect our operations.*

Our business and our facilities are subject to numerous laws, regulations, and ordinances governing, among other things, the storage, discharge, handling, emission, generation, manufacture, disposal, remediation of, and exposure to toxic or other hazardous substances, and certain waste products. Many of these environmental laws and regulations subject current or previous owners or operators of land to liability for the costs of investigation, removal, or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or operator knew of, or was responsible for, the presence of any hazardous materials and regardless of whether the actions that led to the presence were conducted in compliance with the law. In the ordinary course of our business, we use metals, solvents, and similar materials, which are stored on-site. The waste created by the use of these materials is transported off-site on a regular basis by unaffiliated waste haulers. Many environmental laws and regulations require generators of waste to take remedial actions at, or in relation to, the off-site disposal location even if the disposal was conducted in compliance with the law. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. Failure to comply with current or future environmental regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations, or other actions, which could materially and adversely affect our business, financial condition, and results of operations. There can be no assurance that a claim, investigation, or liability will not arise with respect to these activities, or that the cost of complying with governmental regulations in the future will not have a material adverse effect on us.

*Our international sales and operations are subject to complex laws relating to foreign corrupt practices and anti-bribery laws among many others, and a violation of, or change in, these laws could adversely affect our operations.*

The Foreign Corrupt Practices Act in the United States requires United States companies to comply with an extensive legal framework to prevent bribery of foreign officials. The laws are complex and require that we closely monitor local practices of our overseas offices. The United States Department of Justice has recently heightened enforcement of these laws. In addition, other countries continue to implement similar laws that may have extra-territorial effect. In the United Kingdom, where we have operations, the U.K. Bribery Act imposes significant oversight obligations on us and could impact our operations outside of the United Kingdom. The costs for complying with these and similar laws may be significant and could require significant management time and focus. Any violation of these or similar laws, intentional or unintentional, could have a material adverse effect on our business, financial condition, or results of operations.

*Disruption and turmoil in global credit and financial markets, which may be exacerbated by the inability of certain countries to continue to service their sovereign debt obligations, and the possible negative implications of such events for the global economy, may negatively impact our business, operating results, and financial condition.*

The recent downgrade of the U.S. credit rating and the possibility that some European Union (EU) member states will default on their debt obligations have contributed to significant uncertainty about the stability of global credit and financial markets. The credit and economic conditions within some EU countries including Greece, Ireland, Italy, Portugal, and Spain, have contributed to the instability in some global credit and financial markets. While the ultimate outcome of these events cannot be predicted, it is possible that such events may have a negative impact on the global economy and our business, operating results, and financial condition.

*We are subject to international business uncertainties, obstacles to the repatriation of earnings, and foreign currency fluctuations.*

A substantial portion of our revenues is derived from operations conducted outside the United States. International sales and operations may be subjected to risks such as the imposition of government controls, government expropriation of facilities, lack of a well-established system of laws and enforcement of those laws, access to a legal system free of undue influence or corruption, political instability, terrorist activities, restrictions on the import or export of critical technology, currency exchange rate fluctuations, and adverse tax burdens. Lack of availability of qualified third-party financing, generally longer receivable collection periods than those commonly practiced in the United States, trade restrictions, changes in tariffs, labor disruptions, difficulties in staffing and managing international operations, difficulties in imposing and enforcing operational and financial controls at international locations, potential insolvency of international distributors, preference for local vendors, burdens of complying with different permitting standards and a wide variety of foreign laws, and obstacles to the repatriation of earnings and cash all present additional risk to our international operations. Fluctuations in the value of international currencies may impact our operating results due to the translation to the U.S. dollar as well as our ability to compete in international markets. International expansion and market acceptance depend on our ability to modify our technology to take into account such factors as the applicable regulatory and business environment, labor costs, and other economic conditions. In addition, the laws of certain countries do not protect our products or technologies in the same manner as the laws of the United States. There can be no assurance that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, financial condition, and results of operations.

*We depend on certain key vendors and components.*

Certain of our products, subassemblies, and system components are procured from limited sources. Our reliance on such limited sources involves certain risks, including the possibility of shortages and reduced control over delivery schedules, quality, costs, and our vendors' access to capital upon acceptable terms. Any adverse change in the supply, or price, of these components could adversely affect our business, financial condition, and results of operations. In addition, we depend on a small number of contract manufacturing vendors for a large portion of our low-volume manufacturing business and all of our repair services for our domestic handheld meter reading units. Should any of these vendors become unable to perform up to their responsibilities, our operations could be materially disrupted.

*Business interruptions could adversely affect our business.*

Our worldwide operations could be subject to hurricanes, tornadoes, earthquakes, floods, fires, extreme weather conditions, medical epidemics or pandemics, or other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our business, financial condition, and results of operations.

Our key manufacturing facilities are concentrated and in the event of a significant interruption in production at any of our manufacturing facilities, considerable expense, time, and effort could be required to establish alternative production lines to meet contractual obligations, which would have a material adverse effect on our business, financial condition, and results of operations.

*Asset impairment could result in significant changes that would adversely impact our future operating results.*

We have significant intangible assets, long-lived assets, goodwill, and deferred tax assets that are susceptible to valuation adjustments as a result of changes in various factors or conditions.

We assess impairment of amortizable intangible and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment of such assets include the following:

- underperformance relative to projected future operating results;
- changes in the manner or use of the acquired assets or the strategy for our overall business;
- negative industry or economic trends;
- decline in our stock price for a sustained period or decline in our market capitalization below net book value; and
- changes in our organization or management reporting structure, which could result in additional reporting units, requiring greater aggregation or disaggregation in our analysis by reporting unit and potentially alternative methods/assumptions of estimating fair values.

We assess the potential impairment of goodwill each year as of October 1. We also assess the potential impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Adverse changes in economic conditions or our operations could affect the assumptions we use to calculate the fair value, which in turn could result in an impairment charge in future periods that would impact our results of operations and financial position in that period.

The realization of our deferred tax assets is supported in part by projections of future taxable income. We record valuation allowances to reduce deferred tax assets to the extent we believe it is more likely than not that a portion of such assets will not be realized. In making such determinations, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and our ability to carry back losses to prior years. We are required to make assumptions and judgments about potential outcomes that lie outside management's control. Our most sensitive and critical factors are the projection, source, and character of future taxable income. Realization is not assured, and the amount of deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented.

*We may face losses associated with alleged unauthorized use of third party intellectual property.*

We may be subject to claims or inquiries regarding alleged unauthorized use of a third party's intellectual property. An adverse outcome in any intellectual property litigation or negotiation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or the use of certain products or brands, or require us to redesign, re-engineer, or rebrand certain products or packaging, any of which could affect our business, financial condition, and results of operations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses at acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees, expenses, and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, financial condition, and results of operations.

If our products infringe the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer. We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

*We are subject to a variety of litigation that could adversely affect our results of operations and financial condition.*

From time to time, we are involved in litigation that arises from our business. Litigation may, for example, relate to alleged infringements of intellectual property rights of others. Non-practicing entities may also make infringement claims in order to reach a settlement with us. In addition, these entities may bring claims against our customers, which, in some instances, could result in an indemnification of the customer. While we believe that our patents and other intellectual property have significant value, it is uncertain that this intellectual property or any intellectual property acquired or developed by us in the future will provide meaningful competitive advantages. There can be no assurance that our patents or pending applications will not be challenged, invalidated, or circumvented by competitors or that rights granted thereunder will provide meaningful proprietary protection. Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To combat infringement or unauthorized use of our intellectual property, we may need to commence litigation, which can be expensive and time-consuming. In addition, in an infringement proceeding a court may decide that a patent or other intellectual property right of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology or other intellectual property right at issue on the grounds that it is non-infringing or the legal requirements for an injunction have not been met. Policing unauthorized use of our intellectual property is difficult and expensive, and we cannot provide assurance that we will be able to prevent misappropriation of our proprietary rights, particularly in countries that do not protect such rights in the same manner as in the United States.

Litigation may also relate to product failure or product liability claims, contractual disputes, employment matters, or securities litigation.

Litigation can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. We may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our financial condition and results of operations. While we currently maintain insurance coverage, such insurance may not provide adequate coverage against potential claims.

*A number of key personnel are critical to the success of our business.*

Our success depends in large part on the efforts of our highly qualified technical and management personnel and highly skilled individuals in all disciplines. The loss of one or more of these employees and the inability to attract and retain qualified replacements could have a material adverse effect on our business.

*We may not realize the expected benefits from strategic alliances.*

We have several strategic alliances with large and complex organizations and other companies with which we work to offer complementary products and services. There can be no assurance we will realize the expected benefits from these strategic alliances. If successful, these relationships may be mutually beneficial and result in shared growth. However, alliances carry an element of risk because, in most cases, we must both compete and collaborate with the same company from one market to the next. Should our strategic partnerships fail to perform, we could experience delays in product development or experience other operational difficulties.

*Our acquisitions of and investments in third parties have risks.*

We may complete additional acquisitions or make investments in the future, both within and outside of the United States. In order to finance future acquisitions, we may need to raise additional funds through public or private financings, and there are no assurances that such financing would be available at acceptable terms. Acquisitions and investments involve numerous risks such as the diversion of senior management's attention, unsuccessful integration of the acquired entity's personnel, operations, technologies, and products, lack of market acceptance of new services and technologies, or difficulties in operating businesses in international legal jurisdictions. Failure to properly or adequately address these issues could result in the diversion of management's attention and resources and materially and adversely impact our ability to manage our business. In addition, acquisitions and investments in third parties may involve the assumption of obligations, significant write-offs, or other charges associated with the acquisition. Impairment of an investment, goodwill, or an intangible asset may result if these risks were to materialize. For investments in entities that are not wholly owned by Itron, such as joint ventures, a loss of control as defined by U.S. generally accepted accounting principles (GAAP) could result in a significant change in accounting treatment and a change in the carrying value of the entity. There can be no assurances that an acquired business will perform as expected, accomplish our strategic objective, or generate significant revenues, profits, or cash flows.

*We rely on information technology systems.*

Our industry requires the continued operation of sophisticated information technology systems and network infrastructures, which may be subject to disruptions arising from events that are beyond our control. We are dependent on information technology systems, including, but not limited to, networks, applications, and outsourced services. We continually enhance and implement new systems and processes throughout our global operations.

We offer managed services and software utilizing several data center facilities located worldwide. Any damage to, or failure of, these systems could result in interruptions in the services we provide to our utility customers. As we continue to add capacity to our existing and future data centers, we may move or transfer data. Despite precautions taken during this process, any delayed or unsuccessful data transfers may impair the delivery of our services to our utility customers. We also sell vending and pre-payment systems with security features that if compromised, may lead to claims against us.

We are completing a phased upgrade of our primary enterprise resource planning (ERP) systems to allow for greater depth and breadth of functionality worldwide. System conversions are expensive and time consuming undertakings that impact all areas of the Company. While successful implementations of each phase will provide many benefits to us, an unsuccessful or delayed implementation of any particular phase may cost us significant time and resources, as well as expense. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, or a breach in security of these systems due to computer viruses, hacking, acts of terrorism, and other causes could materially and adversely affect our business, financial condition, and results of operations by harming our ability to accurately forecast sales demand, manage our supply chain and production facilities, achieve accuracy in the conversion of electronic data and records, and report financial and management information on a timely and accurate basis. In addition, due to the systemic internal control features within ERP systems, we may experience difficulties that could affect our internal control over financial reporting.

*Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.*

We are subject to income tax in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered appropriate. We regularly assess all of these matters to determine the adequacy of our tax provision, which is subject to significant judgment.

*Our credit facility limits our ability and the ability of many of our subsidiaries to take certain actions.*

Our credit facility places restrictions on our ability, and the ability of many of our subsidiaries to, among other things:

- incur more debt;
- make certain investments;
- enter into transactions with affiliates;
- merge or consolidate;
- pay dividends, make distributions, and repurchase capital stock;
- create liens;
- enter into sale lease-back transactions;
- transfer or sell assets.

Our credit facility contains other customary covenants, including the requirement to meet specified financial ratios. Our ability to borrow under our credit facility will depend on the satisfaction of these covenants. Events beyond our control can affect our ability to meet those covenants. Our failure to comply with obligations under our borrowing arrangements may result in declaration of an event of default. An event of default, if not cured or waived, may permit acceleration of required payments against such indebtedness. We cannot be certain we will be able to remedy any such defaults. If our required payments are accelerated, we cannot be certain that we will have sufficient funds available to pay the indebtedness or that we will have the ability to raise sufficient capital to replace the indebtedness on terms favorable to us or at all. In addition, in the case of an event of default under our secured indebtedness such as our credit facility, the lenders may be permitted to foreclose on our assets securing that indebtedness.

Our credit facility is sensitive to interest rate fluctuations that could impact our financial position and results of operations.

*Our ability to service our indebtedness is dependent on our ability to generate cash, which is influenced by many factors beyond our control.*

Our ability to make payments on or refinance our indebtedness, fund planned capital expenditures, and continue research and development will depend on our ability to generate cash in the future. This is dependent on the degree to which we succeed in executing our business plans, which is influenced, in part, by general economic, financial, competitive, legislative, regulatory, counterparty, and other risks that are beyond our control. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot provide assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

*We are exposed to counterparty default risks with our financial institutions and insurance providers.*

The financial strength of some depository institutions has diminished and this trend may continue. If one or more of the depository institutions in which we maintain significant cash balances were to fail, our ability to access these funds might be temporarily or permanently limited, and we could face material liquidity problems and financial losses.

The lenders of our credit facility consist of several participating financial institutions. Our revolving line of credit allows us to provide letters of credit in support of our obligations for customer contracts and provides additional liquidity. If our lenders are not able to honor their line of credit commitments due to the loss of a participating financial institution or other circumstance, we would need to seek alternative financing, which may not be under acceptable terms, and therefore could adversely impact our ability to successfully bid on future sales contracts and adversely impact our liquidity and ability to fund some of our internal initiatives or future acquisitions.

*If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.*

Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We have devoted significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act In addition, Section 404 under the Sarbanes-Oxley Act requires that our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting, data systems, and controls across our operating subsidiaries. Furthermore, an important part of our growth strategy has been, and will likely continue to be, the acquisition of complementary businesses, and we expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. Likewise, the complexity of our transactions, systems, and controls may become more difficult to manage. We cannot be certain that these measures will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future, especially for acquisition targets that may not have been required to be in compliance with Section 404 of the Sarbanes-Oxley Act at the date of acquisition. Any failure to implement required new or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause it to fail to meet our financial reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

## ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

## ITEM 2: PROPERTIES

The following table lists the number of manufacturing facilities, service and distribution locations, and offices by region.

| | Manufacturing | | Service and Distribution | | Offices | |
|---|---|---|---|---|---|---|
| | Owned | Leased | Owned | Leased | Owned | Leased |
| North America | 4 | — | — | 10 | 1 | 19 |
| Europe | 14 | 3 | — | 2 | — | 24 |
| Asia/Pacific | 2 | 4 | — | 4 | — | 18 |
| Other (rest of world) | 2 | 2 | 1 | 1 | — | 10 |
| Total | 22 | 9 | 1 | 17 | 1 | 71 |

Our major manufacturing facilities are owned, while smaller factories are typically leased. Our service and distribution locations typically consist of assembly, service, and/or distribution, and may also include research and development and administrative functions. Our office locations consist primarily of sales and administration functions, and may also include research and development functions. Itron North America facilities are located primarily in the United States while Itron International facilities are in EMEA (Europe, Middle East, and Africa) with the balance primarily in South America and Asia/Pacific. We own our headquarters facility, which is located in Liberty Lake, Washington. Our other principal properties are owned and in good condition and we believe our current facilities are sufficient to support our operations.

On October 26, 2011, we announced projects to restructure our manufacturing operations in order to increase efficiency and lower our cost of manufacturing. Under the restructuring, we are implementing projects to close or consolidate several of our manufacturing facilities. Approximately one-third of our 31 global manufacturing locations will be impacted: six manufacturing facilities will be closed or sold, and operations at several other facilities will be reduced.

U.S. operations for our advanced metering communication modules are located in Waseca, Minnesota and our electricity meter operations are located in Oconee, South Carolina. Our international operations are more diversified. If any of our facilities are disrupted, our production capacity could be reduced, though most significantly in the United States.

## ITEM 3: LEGAL PROCEEDINGS

There are no material pending legal proceedings, as defined by Item 103 of Regulation S-K, at December 31, 2011.

## PART II

## ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information for Common Stock

Our common stock is traded on the NASDAQ Global Select Market. The following table reflects the range of high and low common stock sales prices for the four quarters of 2011 and 2010 as reported by the NASDAQ Global Select Market.

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $ 64.04 | $ 51.12 | $ 75.96 | $ 59.12 |
| Second Quarter | $ 55.99 | $ 46.68 | $ 81.95 | $ 61.60 |
| Third Quarter | $ 49.40 | $ 29.50 | $ 66.87 | $ 52.05 |
| Fourth Quarter | $ 38.49 | $ 27.52 | $ 67.58 | $ 52.03 |

### Performance Graph

The following graph compares the five-year cumulative total return to shareholders on our common stock with the five-year cumulative total return of the NASDAQ Composite Index, our peer group of companies used for the year ended December 31, 2011, and our previous peer group of companies used for the year ended December 31, 2010.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Itron, Inc., the NASDAQ Composite Index,
and Two Peer Groups
12/06
12/07
12/08
12/09
12/10
12/11
Itron, Inc.
NASDAQ Composite
Old Peer Group
New Peer Group

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The above presentation assumes $100 invested on December 31, 2006 in the common stock of Itron, Inc., the NASDAQ Composite Index, and the peer groups, with all dividends reinvested. With respect to companies in the peer groups, the returns of each such corporation have been weighted to reflect relative stock market capitalization at the beginning of each annual period plotted. The stock prices shown above for our common stock are historical and not necessarily indicative of future price performance.

Each year, we reassess our peer group to identify global companies that are either direct competitors or have similar industry and business operating characteristics. Our 2011 and 2010 peer groups include the following publicly traded companies: Badger Meter, Inc., Cooper Industries, Ltd., Echelon Corporation, ESCO Technologies Inc., National Instruments Corporation, and Roper Industries, Inc. During 2011, we added Elster Group SE to our peer group as it became a publicly traded company during 2010.

**Issuer Repurchase of Equity Securities**

The table below summarizes information about the company's purchases of its shares of common stock, based on settlement date, during the quarterly period ended December 31, 2011.

| Period | Total Number of Shares Purchased[1] | Average Price Paid per Share[2] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| | | | | (in thousands) |
| October 1 through October 31 | — | $ — | — | $ 100,000 |
| November 1 through November 30 | 401,774 | 36.20 | 401,774 | 85,457 |
| December 1 through December 31 | 421,575 | 35.31 | 421,575 | 70,572 |
| Total | 823,349 | $ 35.74 | 823,349 | |

(1) On October 24, 2011, our Board of Directors authorized a twelve-month repurchase program of up to $100 million of our common stock, which will expire on October 23, 2012. Repurchases are made in the open market or in privately negotiated transactions, and in accordance with applicable securities laws. No shares were purchased outside of this plan.

(2) Includes commissions.

Subsequent to December 31, 2011 and through February 16, 2012, we repurchased 282,090 shares of our common stock, including 60,200 shares executed during December 2011 but settled in January 2012, under the stock repurchase program authorized by the Board of Directors on October 24, 2011. The average price paid per share was $37.56.

**Holders**

At January 31, 2012, there were 288 holders of record of our common stock.

**Dividends**

Since the inception of the Company, we have not declared or paid cash dividends. We intend to retain future earnings for the development of our business and do not anticipate paying cash dividends in the foreseeable future.

## ITEM 6: SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below is derived from our consolidated financial statements, which have been audited by an independent registered public accounting firm. This selected consolidated financial and other data represents portions of our financial statements. You should read this information together with Item 7: "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8: "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. Historical results are not necessarily indicative of future performance.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011[3] | 2010 | 2009 | 2008 | 2007[2] |
| | (in thousands, except per share data) | | | | |
| **Consolidated Statements of Operations Data** | | | | | |
| Revenues | $ 2,434,124 | $ 2,259,271 | $ 1,687,447 | $ 1,909,613 | $ 1,464,048 |
| Cost of revenues | 1,691,146 | 1,561,032 | 1,149,991 | 1,262,756 | 976,761 |
| Gross profit | 742,978 | 698,239 | 537,456 | 646,857 | 487,287 |
| Operating income (loss) | (459,183) | 184,197 | 45,027 | 109,822 | 46,473 |
| Net income (loss) | (510,157) | 104,770 | (2,249) | 19,811 | (22,851) |
| Earnings (loss) per common share-Basic | $ (12.56) | $ 2.60 | $ (0.06) | $ 0.60 | $ (0.77) |
| Earnings (loss) per common share-Diluted | $ (12.56) | $ 2.56 | $ (0.06) | $ 0.57 | $ (0.77) |
| Weighted average common shares outstanding-Basic | 40,612 | 40,337 | 38,539 | 33,096 | 29,584 |
| Weighted average common shares outstanding-Diluted | 40,612 | 40,947 | 38,539 | 34,951 | 29,584 |
| **Consolidated Balance Sheet Data** | | | | | |
| Working capital[1] | $ 329,632 | $ 178,483 | $ 282,532 | $ 293,296 | $ 249,579 |
| Total assets | 2,064,282 | 2,745,797 | 2,854,621 | 2,856,348 | 3,030,457 |
| Total debt | 452,502 | 610,941 | 781,764 | 1,151,767 | 1,538,799 |
| Shareholders' equity | 906,925 | 1,428,295 | 1,400,514 | 1,058,776 | 790,435 |
| **Other Financial Data** | | | | | |
| Cash provided by operating activities | $ 252,358 | $ 254,591 | $ 140,787 | $ 193,146 | $ 133,327 |
| Cash used in investing activities | (78,741) | (56,274) | (53,994) | (67,075) | (1,714,416) |
| Cash (used in) provided by financing activities | (209,453) | (148,637) | (114,121) | (63,376) | 1,310,360 |
| Capital expenditures | (60,076) | (62,822) | (52,906) | (63,430) | (40,602) |

(1) Working capital represents current assets less current liabilities.

(2) On April 18, 2007, we completed the acquisition of Actaris Metering Systems SA (Actaris). The Consolidated Statement of Operations for the year ended December 31, 2007 includes the operating activities of the Actaris acquisition from April 18, 2007 through December 31, 2007.

(3) During 2011, we incurred a goodwill impairment charge of $584.8 million. In addition, restructuring projects were approved and commenced to increase efficiency and lower our cost of manufacturing, for which we incurred costs of $68.1 million in 2011. Refer to Item 8: "Financial Statements and Supplementary Data, Note 5: Goodwill" and "Financial Statements and Supplementary Data, Note 13: Restructuring" included in this Annual Report on Form 10-K for further disclosures regarding the goodwill impairment and restructuring charges.

## ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Item 8: "Financial Statements and Supplementary Data."

**Overview**

We are a technology company, offering end-to-end smart metering solutions to electric, natural gas, and water utilities around the world. Our smart metering solutions, meter data management software, and knowledge application solutions bring additional value to a utility's metering and grid systems. Our professional services help our customers project-manage, install, implement, operate, and maintain their systems.

In March 2011, we announced the reorganization of our global organizational structure by which the Company will be managed under two operating segments, Energy and Water. Although certain management positions of the Company's two new operating segments were identified, the transition to the new organizational structure, including changes to operations and financial and operational management systems is ongoing. Therefore, throughout 2011, management and external financial reporting are based on the current geographic operating segments, Itron North America and Itron International, as the new segment information will not be available until changes to the operations have occurred and new systems and processes are deployed, which will be completed in the first quarter of 2012. Financial reporting of the Energy and Water operating segments will be in the first quarter of 2012.

Revenues increased 8% in 2011, compared with 2010. The revenue growth was driven by Itron International with a 15% increase in revenues in 2011, compared with 2010, while Itron North America contributed a 1% increase on revenues of $1.2 billion. Revenues increased 34% in 2010, compared with 2009, primarily due to the deployment of our smart metering contracts in Itron North America. Total backlog was $1.3 billion, and twelve-month backlog was $766 million at December 31, 2011.

Total company gross margin decreased 40 basis points in 2011, compared with 2010, primarily due to increased warranty charges in Itron North America associated with three unrelated situations.

Net debt repayments during the year ended December 31, 2011 were $178.1 million, reducing our total debt outstanding from $610.9 million to $452.5 million at December 31, 2011.

As a result of the significant decline in the price of our shares of common stock at the end of September 2011, our aggregate market value was significantly lower than the aggregate carrying value of our net assets. As a result, we performed an impairment test of our goodwill as of September 30, 2011, instead of our annual October 1 testing date, which resulted in a goodwill write-down of $584.8 million in 2011. The goodwill impairment was associated with two reporting units from the Itron International operating segment. The goodwill impairment was not deductible for foreign tax purposes and therefore did not reduce the foreign tax provision for the year ended December 31, 2011.

As part of our global segment reorganization, during the second and third quarters of 2011 we performed a comprehensive review of our cost structure. On October 26, 2011, we announced projects to restructure our manufacturing operations in order to increase efficiency and lower our cost of manufacturing. Under the restructuring plan, we are implementing projects to close or consolidate several of our manufacturing facilities. Approximately one-third of our 31 global manufacturing locations will be impacted: six manufacturing facilities will be closed or sold, and operations at several other facilities will be reduced. Overall, we expect to reduce our workforce by approximately 7.5%. We expect to incur pre-tax restructuring charges totaling approximately $75 million to $85 million. A substantial portion of these charges are expected to be paid throughout 2012 and the first half of 2013. In 2012, we anticipate annualized savings of approximately $15 million. We expect to achieve annualized cost savings of approximately $30 million by the end of 2013. Certain projects are subject to a variety of labor and employment laws, rules, and regulations which could result in a delay in implementing projects at some locations. Restructuring costs of $68.1 million were recorded in 2011, primarily associated with severance accruals and the impairment of long-lived assets that will be sold.

The diluted loss per share was $12.56 in 2011, which consisted of a loss per share of $14.40 related to the goodwill impairment and a loss per share of $1.68 associated with restructuring charges.

**Total Company Revenues, Gross Profit and Margin, and Unit Shipments**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | % Change | 2010 | % Change | 2009 |
| | (in thousands) | | (in thousands) | | (in thousands) |
| Revenues | $ 2,434,124 | 8% | $ 2,259,271 | 34% | $ 1,687,447 |
| Gross Profit | $ 742,978 | 6% | $ 698,239 | 30% | $ 537,456 |
| Gross Margin | 30.5% | | 30.9% | | 31.9% |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Revenues by region | | | |
| United States and Canada | $ 1,182,775 | $ 1,168,523 | $ 606,472 |
| Europe | 836,447 | 756,013 | 806,540 |
| Other | 414,902 | 334,735 | 274,435 |
| Total revenues | $ 2,434,124 | $ 2,259,271 | $ 1,687,447 |

*Revenues*

Revenues increased 8%, or $174.9 million, in 2011, compared with 2010. The net translation effect of our operations denominated in foreign currencies to the U.S. dollar accounted for $60.6 million of the increase in revenues for the year ended December 31, 2011., compared with 2010. Revenues increased 34%, or $571.8 million, in 2010, compared with 2009. Consolidated foreign currency fluctuations were minor in 2010, compared with 2009. A more detailed analysis of these fluctuations is provided in *Operating Segment Results.*

No single customer represented more than 10% of total revenues for the years ended December 31, 2011 and 2009. For the year ended December 31, 2010, one customer within our Itron North America operating segment, Southern California Edison, represented 11% of total revenues. Our 10 largest customers accounted for 33%, 34%, and 17% of total revenues in 2011, 2010, and 2009.

*Gross Margins*

Gross margin was 30.5% for 2011, compared with 30.9% in 2010, primarily due to warranty charges incurred in Itron North America. The unfavorable impact of Itron North America on the consolidated gross margin was partially offset by the improved gross margin in Itron International. A more detailed analysis of these fluctuations is provided in *Operating Segment Results.*

*Meter and Module Summary*

We classify meters into three categories:

- Standard metering – no built-in remote reading communication capability
- Advanced metering – one-way communication of meter data
- Smart metering – two-way communication including remote meter configuration and upgrade (consisting primarily of our OpenWay® technology)

In addition, advanced and smart meter communication modules can be sold separately from the meter. Depending on customers' preferences, we also incorporate other vendors' communication technology in our meters. A summary of our meter and communication module shipments is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (units in thousands) | | |
| Total meters (standard, advanced, and smart) | | | |
| Itron North America | | | |
| Electricity | 6,790 | 6,940 | 3,480 |
| Gas | 480 | 510 | 350 |
| Itron International | | | |
| Electricity | 8,060 | 7,870 | 7,790 |
| Gas | 4,210 | 4,020 | 4,980 |
| Water | 9,350 | 9,110 | 8,430 |
| Total meters | 28,890 | 28,450 | 25,030 |
| Additional meter information (Total Company) | | | |
| Advanced meters | 4,850 | 3,980 | 3,110 |
| Smart meters | 4,470 | 4,460 | 710 |
| Standalone advanced and smart communication modules | 6,330 | 5,960 | 3,830 |
| Advanced and smart meters and communication modules | 15,650 | 14,400 | 7,650 |
| Meters with other vendors' advanced or smart communication technology | 390 | 510 | 630 |

## Operating Segment Results

For a description of our operating segments, Refer to Item 8: "Financial Statements and Supplementary Data, Note 16: Segment Information" in this Annual Report on Form 10-K. The following tables and discussion highlight significant changes in trends or components of each operating segment.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | % Change | 2010 | % Change | 2009 |
| ***Segment Revenues*** | (in thousands) | | (in thousands) | | (in thousands) |
| Itron North America | $ 1,192,665 | 1% | $ 1,177,391 | 91% | $ 615,731 |
| Itron International | 1,241,459 | 15% | 1,081,880 | 1% | 1,071,716 |
| Total revenues | $ 2,434,124 | 8% | $ 2,259,271 | 34% | $ 1,687,447 |

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| | *Gross Profit* | *Gross Margin* | *Gross Profit* | *Gross Margin* | *Gross Profit* | *Gross Margin* |
| ***Segment Gross Profit and Margin*** | (in thousands) | | (in thousands) | | (in thousands) | |
| Itron North America | $ 387,618 | 32.5% | $ 394,247 | 33.5% | $ 211,682 | 34.4% |
| Itron International | 355,360 | 28.6% | 303,992 | 28.1% | 325,774 | 30.4% |
| Total gross profit and margin | $ 742,978 | 30.5% | $ 698,239 | 30.9% | $ 537,456 | 31.9% |

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| | *Operating Income (Loss)* | *Operating Margin* | *Operating Income (Loss)* | *Operating Margin* | *Operating Income (Loss)* | *Operating Margin* |
| ***Segment Operating Income (Loss) and Operating Margin*** | (in thousands) | | (in thousands) | | (in thousands) | |
| Itron North America | $ 168,583 | 14% | $ 201,410 | 17% | $ 36,931 | 6% |
| Itron International | (585,189) | (47)% | 26,363 | 2% | 37,614 | 4% |
| Corporate unallocated | (42,577) | | (43,576) | | (29,518) | |
| Total Company | $ (459,183) | (19)% | $ 184,197 | 8% | $ 45,027 | 3% |

### *Itron North America:*

*Revenues - 2011 vs. 2010*

Revenues for 2011 were comparable with 2010 revenues. Revenues for OpenWay products and services held relatively constant, while revenues for smart gas modules increased and product mix provided the balance of the $15.3 million increase in Itron North America revenues.

Two customers individually represented 17% and 16% of Itron North America revenues in 2011. Three customers individually represented 21%, 15%, and 12% of Itron North America revenues in 2010.

*Revenues - 2010 vs. 2009*

Revenues increased $561.7 million, or 91%, in 2010, primarily due to the deployment of our smart metering contracts in 2010. Our smart metering contracts accounted for 49% of operating segment revenues for 2010, compared with 17% in 2009. Revenues for standard and advanced meters, software, and services increased 18% in 2010.

No customer represented more than 10% of Itron North America revenues in 2009.

*Gross Margin - 2011 vs. 2010*

Gross margin was 32.5% in 2011, compared with 33.5% in 2010. Increased warranty charges associated with three unrelated situations resulted in an increase of $22.7 million in costs, or a decrease of two percentage points in gross margin. Warranty charges of $12.6 million were associated with a vendor supplied component, $4.7 million were due to corrective actions for specific customers, and $6.6 million resulted from the identification of a specific batch of Commercial and Industrial (C&I) meters that were manufactured with a misaligned automated solder-feeder. In addition, increased revenues and margins for smart gas communication modules and non-OpenWay services were partially offset by higher OpenWay project costs.

*Gross Margin - 2010 vs. 2009*
Gross margin decreased nearly one percentage point in 2010, due to a higher mix of smart metering systems and technology, which had lower margins than advanced metering systems and technology. Gross margins on smart metering systems have improved during 2010, as a result of lower costs associated with newer generations.

*Operating Expenses - 2011 vs. 2010*
Itron North America operating expenses increased $26.2 million, or 14%, in 2011, primarily due to restructuring charges of $15.7 million and increased product development costs for new and enhanced products. This increase was partially offset by scheduled decreases in amortization of intangible assets and bonus, profit sharing, and employee savings plan match. Operating expenses as a percentage of revenues were 18% in 2011, compared with 16% in 2010.

*Operating Expenses - 2010 vs. 2009*
Itron North America operating expenses increased $18.1 million, or 10%, in 2010, primarily due to increased compensation expense from the reinstatement of our bonus, profit sharing, and employee savings plan match, as well as increased product development costs for new and enhanced products. These increased expenses were partially offset by a scheduled decrease in amortization of intangible assets. As a result of higher revenues, operating expenses as a percentage of revenues decreased to 16% in 2010, compared with 28% in 2009.

***Itron International:***

Itron International business line revenues were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Electricity | $ 460,503 | $ 418,790 | $ 429,144 |
| Water | 406,643 | 346,980 | 324,164 |
| Gas | 374,313 | 316,110 | 318,408 |
| Itron International revenues | $ 1,241,459 | $ 1,081,880 | $ 1,071,716 |

*Revenues - 2011 vs. 2010*
Revenues increased $159.6 million, or 15%, in 2011. The net translation effect into the U.S. dollar of our operations denominated in foreign currencies accounted for $55.1 million of the increase in revenues. The increase in revenues was primarily due to increased electricity, gas, and water smart and advanced metering projects.

No single customer represented more than 10% of Itron International revenues in 2011, 2010, and 2009.

*Revenues - 2010 vs. 2009*
Revenues increased $10.2 million, or 1%, in 2010. The net translation effect into the U.S. dollar of our operations denominated in foreign currencies decreased revenues by $10.7 million, resulting in a $20.9 million net increase in constant currency revenues. Itron International experiences variability in revenues as a result of the diverse economies in which it operates and sells its products. For this reason, during 2010 we experienced revenue growth for certain products in certain countries, but declines in others. For example, the revenues from our European-based entities experienced a decrease in export sales to the Middle East, while sales to Indonesia and India recognized significant growth. Revenue growth was also impacted by economic factors in parts of Europe and some delays in orders as customers evaluate advanced and smart metering systems and technology.

*Gross Margin - 2011 vs. 2010*
Itron International gross margin increased to 28.6% in 2011, compared with 28.1% in 2010.

- Electricity margins were favorably impacted by a recovery of $8.6 million, related to prior year warranty expenses, from a third party in 2011.
- Gas margins increased due to increased absorption reflecting higher volumes and a favorable mix of higher margin C&I products.
- Water margins decreased primarily due to a combination of competitive pricing pressures and higher materials costs, including copper.

*Gross Margin - 2010 vs. 2009*

Gross margin decreased over two percentage points in 2010. During 2010, we incurred warranty expense of $14.4 million for arbitration claims in Sweden, which were settled in the third quarter of 2010. Gross margin in 2010 was also lower due to higher material costs, such as copper.

*Operating Expenses - 2011 vs. 2010*

Itron International operating expenses in 2011 included a goodwill impairment charge of $584.8 million associated with two of its reporting units, as discussed in *Overview*. Restructuring expenses were $51.5 million primarily associated with accrued severance and asset impairments. Operating expenses (including sales and marketing, product development, general and administrative, and amortization of intangible assets) increased $26.5 million in 2011, compared with 2010, of which $12.6 million represented the net translation effect of foreign currencies to the U.S. dollar. The operating expenses of sales and marketing, product development, general and administrative, and amortization of intangible assets as a percentage of revenue were 25%, compared with 26% in 2010.

*Operating Expenses - 2010 vs. 2009*

Operating expenses were $277.6 million, or 26% of revenues, for 2010, compared with $288.2 million or 27% or revenues, for 2009. The $10.5 million decrease was the result of a scheduled reduction in amortization of intangible assets of $20 million and a $6.0 million decrease due to a stronger U.S. dollar against the euro, which was partially offset by increased sales and marketing and product development.

***Corporate unallocated:***

Operating expenses not directly associated with an operating segment are classified as "Corporate unallocated." These expenses decreased 2% to $42.6 million in 2011, compared with 2010, primarily due to decreased bonus and profit sharing expense. Corporate unallocated expenses increased $14.1 million in 2010, compared with 2009, primarily due to increased compensation expense from the reinstatement of our bonus and profit sharing plans.

## Operating Expenses

The following table details our total operating expenses in dollars and as a percentage of revenues:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | % of Revenues | 2010 | % of Revenues | 2009 | % of Revenues |
| | (in thousands) | | (in thousands) | | (in thousands) | |
| Sales and marketing | $ 185,797 | 8% | $ 171,676 | 8% | $ 152,405 | 9% |
| Product development | 162,529 | 7% | 140,229 | 6% | 122,314 | 7% |
| General and administrative | 137,512 | 6% | 133,086 | 6% | 119,137 | 7% |
| Amortization of intangible assets | 63,394 | 3% | 69,051 | 3% | 98,573 | 6% |
| Restructuring | 68,082 | 3% | — | —% | — | —% |
| Goodwill impairment | 584,847 | 24% | — | —% | — | —% |
| Total operating expenses | $ 1,202,161 | 49% | $ 514,042 | 23% | $ 492,429 | 29% |

*2011 vs. 2010*

Operating expenses in 2011 included a goodwill impairment of $584.8 million associated with two of our reporting units, as discussed in *Overview*. Restructuring expenses were $68.1 million primarily associated with accrued severance and asset impairments. Operating expenses (including sales and marketing, product development, general and administrative, and amortization of intangible assets) increased $35.2 million in 2011, compared with 2010, of which $13.1 million represented the net translation effect of foreign currencies to the U.S. dollar. The operating expenses of sales and marketing, product development, general and administrative, and amortization of intangible assets as a percentage of revenue were 23% in 2011 and 2010. Higher costs related to product development for new and enhanced products, as well as higher marketing expense associated with the pursuit of smart grid opportunities were partially offset by a scheduled decrease in amortization of intangible assets.

*2010 vs. 2009*

Operating expenses increased $21.6 million, or 4%, in 2010, compared with 2009, primarily as a result of increased compensation expense, which was partially offset by lower amortization of intangible assets of $29.5 million and foreign exchange fluctuations of $2.9 million.

**Other Income (Expense)**

The following table shows the components of other income (expense):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Interest income | $ 862 | $ 592 | $ 1,186 |
| Interest expense | (31,079) | (49,412) | (62,053) |
| Amortization of prepaid debt fees | (5,715) | (5,492) | (8,258) |
| Loss on extinguishment of debt, net | — | — | (12,800) |
| Other income (expense), net | (10,612) | (9,141) | (9,176) |
| Total other income (expense) | $ (46,544) | $ (63,453) | $ (91,101) |

*Interest income*: Interest income is generated from our cash and cash equivalents. Interest rates have continued to remain low.

*Interest expense*: Interest expense continues to decline each period as a result of our declining principal balance of debt outstanding. Total debt was $452.5 million, $610.9 million, and $781.8 million at December 31, 2011, 2010, and 2009, respectively.

*Amortization of prepaid debt fees*: Amortization of prepaid debt fees in 2011 was higher than 2010 due to the $2.4 million write-off of unamortized prepaid debt fees associated with our 2007 credit facility that was replaced with the 2011 credit facility. Amortization of prepaid debt fees fluctuate each year as debt is repaid early. As debt is repaid early, the related portion of unamortized prepaid debt fees is written-off. Refer to Item 8: "Financial Statements and Supplementary Data, Note 6: Debt" in this Annual Report on Form 10-K for additional details related to our long-term borrowings.

*Loss on extinguishment of debt*: During the first quarter of 2009, we entered into exchange agreements with certain holders of our convertible senior subordinated notes (convertible notes) to issue, in the aggregate, approximately 2.3 million shares of common stock, valued at $132.9 million, in exchange for, in the aggregate, $121.0 million principal amount of the convertible notes, representing 35% of the aggregate principal outstanding at the date of the exchanges. As a result, we recognized a net loss on extinguishment of debt of $10.3 million, calculated as the inducement loss, plus an allocation of advisory fees less the revaluation gain. For a description of the redemption of our subordinated notes and the induced conversion of a portion of our convertible notes, refer to Item 8: "Financial Statements and Supplementary Data, Note 6: Debt" included in this Annual Report on Form 10-K.

During the second quarter of 2009, we paid the remaining $109.2 million outstanding balance of our senior subordinated notes and recognized a loss on extinguishment of $2.5 million.

*Other income (expense), net*: Other expenses, net, consist primarily of unrealized and realized foreign currency gains and losses due to balances denominated in a currency other than the reporting entity's functional currency and other non-operating income (expenses). Foreign currency losses, net of hedging, were $4.7 million in 2011, compared with net foreign currency losses of $3.1 million in 2010 and $5.7 million in 2009.

**Financial Condition**

***Cash Flow Information:***

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Operating activities | $ 252,358 | $ 254,591 | $ 140,787 |
| Investing activities | (78,741) | (56,274) | (53,994) |
| Financing activities | (209,453) | (148,637) | (114,121) |
| Effect of exchange rates on cash and cash equivalents | (555) | (2,096) | 4,831 |
| Increase (decrease) in cash and cash equivalents | $ (36,391) | $ 47,584 | $ (22,497) |

Cash and cash equivalents was $133.1 million at December 31, 2011, compared with $169.5 million at December 31, 2010. The decrease in the cash and cash equivalents balance during 2011 was primarily the result of repayments of debt, the repurchase of common stock, and minor business acquisitions in 2011. Cash and cash equivalents was $169.5 million at December 31, 2010, compared with $121.9 million at December 31, 2009, primarily due to improved operating results, partially offset by increased debt repayments.

*Operating activities*

Cash provided by operating activities in 2011, inclusive of the impact of $12.8 million in cash payments made related to restructuring projects in 2011, was relatively constant when compared with 2010. The $113.8 million increase in cash provided by operating activities for 2010 directly corresponds with the increase in our 2010 net income, compared with 2009.

*Investing activities*

Net cash used in investing activities in 2011 was $22.5 million higher, compared with 2010. Several business acquisitions totaling $20.1 million contributed to the increase in 2011, while property, plant, and equipment acquisitions in 2011 were comparable with 2010. Acquisitions of property, plant, and equipment in 2010 increased 19%, compared with 2009, as a result of the timing of payments between the two years.

*Financing activities*

Net cash used in financing activities in 2011 was $60.8 million higher, compared with 2010. During 2011, net repayments on borrowings were $178.1 million compared with $155.2 million in 2010. On October 24, 2011, our Board of Directors authorized a repurchase program of up to $100 million of our common stock through October 23, 2012. During 2011, we repurchased $29.4 million of our common stock. Refer to Item 8: "Financial Statements and Supplementary Data, Note 14: Shareholders' Equity" in this Annual Report on Form 10-K for additional details related to our share repurchase program.

During 2010, we repaid $155.2 million in borrowings, compared with $275.8 million in 2009, which included utilizing $160.4 million in net proceeds from a public offering of approximately 3.2 million shares of common stock.

*Effect of exchange rates on cash and cash equivalents*

Changes in exchange rates on the cash balances of currencies held in foreign denominations resulted in a decrease of $555,000 and $2.1 million, and an increase of $4.8 million in 2011, 2010, and 2009, respectively. Our primary foreign currency exposure relates to non-U.S. dollar denominated transactions in our international subsidiary operations, the most significant of which is the euro.

*Non-cash transactions:*

During 2009, we completed exchanges with certain holders of our convertible notes in which we issued, in the aggregate, approximately 2.3 million shares of common stock recorded at $123.4 million, in exchange for $107.8 million net carrying amount of the convertible notes and the reversal of deferred taxes of $5.8 million. Refer to Item 8: "Financial Statements and Supplemental Data, Note 6: Debt" included in this Annual Report on Form 10-K for a further discussion associated with the exchange agreements and the derecognition requirement for induced conversions.

***Off-balance sheet arrangements:***

We have no off-balance sheet financing agreements or guarantees as defined by Item 303 of Regulation S-K at December 31, 2011 and December 31, 2010 that we believe are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

***Disclosures about contractual obligations and commitments:***

The following table summarizes our known obligations to make future payments pursuant to certain contracts as of December 31, 2011, as well as an estimate of the timing in which these obligations are expected to be satisfied.

| | Total | Less than 1 year | 1-3 years | 3-5 years | Beyond 5 years |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| 2011 credit facility[1] | | | | | |
| USD denominated term loan | $ 318,143 | $ 19,922 | $ 55,568 | $ 242,653 | $ — |
| Multicurrency revolving line of credit | 176,967 | 2,747 | 6,512 | 167,708 | — |
| Operating lease obligations[2] | 48,426 | 13,331 | 17,776 | 10,976 | 6,343 |
| Purchase and service commitments[3] | 232,022 | 231,722 | 295 | 5 | — |
| Other long-term liabilities reflected on the balance sheet under generally accepted accounting principles[4] | 129,204 | — | 65,676 | 18,350 | 45,178 |
| Total | $ 904,762 | $ 267,722 | $ 145,827 | $ 439,692 | $ 51,521 |

(1) Borrowings are disclosed within Item 8: "Financial Statements and Supplementary Data, Note 6: Debt" included in this Annual Report on Form 10-K, with the addition of estimated interest expense but not including the amortization of prepaid debt fees.

(2) Operating lease obligations are disclosed in Item 8: "Financial Statements and Supplementary Data, Note 12: Commitments and Contingencies" included in this Annual Report on Form 10-K and do not include common area maintenance charges, real estate taxes, and insurance charges for which we are obligated.

(3) We enter into standard purchase orders in the ordinary course of business that typically obligate us to purchase materials and other items. Purchase orders can vary in terms, which include open-ended agreements that provide for estimated quantities over an extended shipment period, typically up to one year at an established unit cost. Our long-term executory purchase agreements that contain termination clauses have been classified as less than one year, as the commitments are the estimated amounts we would be required to pay at December 31, 2011 if the commitments were canceled.

(4) Other long-term liabilities consist of warranty obligations, estimated pension benefit payments, and other obligations. Estimated pension benefit payments include amounts through 2021. Noncurrent unrecognized tax benefits totaling $26.3 million recorded in other long-term liabilities, which include interest and penalties, are not included in the above contractual obligations and commitments table as we cannot reliably estimate the period of cash settlement with the respective taxing authorities.

***Liquidity and Capital Resources:***

Our principal sources of liquidity are cash flows from operations, borrowings, and sales of common stock. Cash flows may fluctuate and are sensitive to many factors including changes in working capital and the timing and magnitude of capital expenditures and payments on debt. Working capital, which represents current assets less current liabilities, was $329.6 million at December 31, 2011, compared with $178.5 million at December 31, 2010.

*Borrowings*

On August 1, 2011, in accordance with the terms of the convertible notes, we repurchased $184.8 million of the convertible notes at their principal amount plus accrued and unpaid interest. On September 30, 2011, we redeemed, the remaining $38.8 million of the convertible notes, plus accrued and unpaid interest. The convertible notes were repurchased and redeemed using a combination of cash on hand and borrowings under our credit facilities.

On August 5, 2011, we entered into an $800 million senior secured credit facility (the 2011 credit facility), which replaced the senior secured credit facility we entered into in 2007. The 2011 credit facility consists of a $300 million U.S. dollar term loan and a multicurrency revolving line of credit (the revolver) with a principal amount of up to $500 million. At December 31, 2011, $160 million was outstanding under the revolver, and $44.5 million was utilized by outstanding standby letters of credit, resulting in $295.5 million available for additional borrowings.

For further description of the term loan and the revolver under our 2011 credit facility, refer to Item 8: "Financial Statements and Supplementary Data, Note 6: Debt" included in this Annual Report on Form 10-K.

For a description of our letters of credit and performance bonds, and the amounts available for additional borrowings or letters of credit under our lines of credit, including the revolver that is part of our 2011 credit facility, refer to Item 8: "Financial Statements and Supplementary Data, Note 12: Commitments and Contingencies" included in this Annual Report on Form 10-K.

*Share Repurchase*

On October 24, 2011, our Board of Directors authorized a repurchase program of up to $100 million of our common stock through October 23, 2012. Repurchases are made in the open market or in privately negotiated transactions and in accordance with applicable securities laws. Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. During 2011, we repurchased $29.4 million of our common stock. Refer to Item 5: "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in this Annual Report on Form 10-K for additional details related to our share repurchase program.

*Restructuring*

On October 26, 2011, we announced projects to restructure our manufacturing operations to increase efficiency and lower our cost of manufacturing. Under the restructuring, we are implementing projects to close or consolidate several of our manufacturing facilities. Approximately one-third of our 31 global manufacturing locations will be impacted: six manufacturing facilities will be closed or sold, and operations at several other facilities will be reduced. Overall, we expect to reduce our global workforce by approximately 7.5%. We expect to incur pre-tax restructuring charges totaling approximately $75 million to $85 million. A substantial portion of these charges are expected to be paid throughout 2012 and the first half of 2013. In 2012, we anticipate annualized savings of approximately $15 million. We expect to achieve annualized cost savings of approximately $30 million by the end of 2013. Certain projects are subject to a variety of labor and employment laws, rules, and regulations which could result in a delay in implementing projects at some locations. Restructuring costs of $68.1 million were recorded in 2011, primarily associated with severance accruals and the impairment of long-lived assets that will be sold.

*Income Tax*

Our tax provision (benefit) as a percentage of income (loss) before tax typically differs from the U.S. federal statutory rate of 35%. Changes in our actual tax rate are subject to several factors, including fluctuations in operating results, new or revised tax legislation and accounting pronouncements, changes in the level of business in domestic and foreign jurisdictions, tax credits (including research and development and foreign tax), state income taxes, adjustments to valuation allowances, timing of payments for accrued expenses, and interest expense and penalties related to uncertain tax positions, among other items. Changes in tax laws and unanticipated tax liabilities could significantly impact our tax rate.

Our tax expense as a percentage of loss before tax was (0.9%) for 2011. Our actual tax rate was lower than the 35% U.S. federal statutory tax rate primarily due to: (1) the impact of the goodwill impairment, which was not deductible; (2) projected earnings in tax jurisdictions with rates lower than 35%; (3) the benefit of certain interest expense deductions; (4) a benefit related to the settlement of foreign tax litigation; and (5) an election under U.S. Internal Revenue Code Section 338 with respect to a foreign acquisition in 2007.

Our tax expense as a percentage of income before tax was 13.2% for 2010. Our actual tax rate was lower than the 35% U.S. federal statutory tax rate primarily due to: (1) earnings of our subsidiaries outside of the United States in jurisdictions where our effective tax rate is lower than in the United States; and (2) the de-recognition of a reserve for uncertain tax positions due to a change in the method of depreciation for certain foreign subsidiaries.

Our tax benefit as a percentage of loss before tax was 95.1% for 2009. Our actual tax benefit for 2009 was higher than the U.S. federal statutory rate due to a variety of factors, including: (1) lower effective tax rates on certain international earnings due to an election made under Internal Revenue Code Section 338 with respect to the Actaris acquisition in 2007; (2) benefit of foreign interest expense deductions; (3) tax planning and tax elections regarding the repatriation of foreign earnings and the associated foreign tax credits; (4) a decrease in pretax income in high tax jurisdictions for the year; and (5) a refund of taxes previously paid in foreign tax audits.

Our deferred tax assets consist primarily of tax losses and tax credits that can be carried forward.

Our deferred tax assets at December 31, 2011 do not include the tax effect on $53.9 million of tax benefits from employee stock plan exercises. Common stock will be increased by $20.4 million when such excess tax benefits reduce cash taxes payable.

Our cash income tax payments for 2011, 2010, and 2009 were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | **(in thousands)** | |
| U.S. federal taxes paid | $ 5,900 | $ 4,060 | $ — |
| State income taxes paid | 2,450 | 505 | 559 |
| Foreign and local income taxes paid | 19,779 | 25,577 | 31,161 |
| Total income taxes paid | $ 28,129 | $ 30,142 | $ 31,720 |

For 2009 we had operating losses for U.S. federal income tax purposes and did not pay significant cash taxes. Based on current projections, we expect to pay, net of refunds, approximately $8.5 million in U.S. federal taxes, $2.6 million in state taxes, and $19.8 million in foreign and local income taxes in 2012.

As of December 31, 2011, there was $53 million of cash and short-term investments held by foreign subsidiaries that could require repatriation in order to fund U.S. operations. Tax is one of many factors that we consider in the management of global cash. Included in the determination of the tax costs in repatriating foreign cash into the United States are the amount of earnings and profits in a particular jurisdiction, withholding taxes that would be imposed, and available foreign tax credits. Accordingly, the amount of taxes that we would need to accrue and pay to repatriate foreign cash could vary significantly.

*Other Liquidity Considerations*

For a description of our funded and unfunded non-U.S. defined benefit pension plans and our expected 2011 contributions, refer to Item 8: "Financial Statements and Supplementary Data, Note 8: Defined Benefit Pension Plans" included in this Annual Report on Form 10-K.

At December 31, 2011, we have accrued $26 million of bonus and profit sharing plans expense for the achievement of annual financial and nonfinancial targets, compared with $45 million at December 31, 2010. These awards will be paid in cash during the first quarter of 2012.

The Company conducts business in Italy, Spain, and Portugal, which have been experiencing significant financial stress. As of December 31, 2011, we had trade receivables in these countries of approximately 2% of consolidated total assets. As of December 31, 2011, we did not have any marketable investments in corporate or sovereign government debt securities in these countries.

We expect to grow through a combination of internal new product development, licensing technology from and to others, distribution agreements, partnership arrangements, and acquisitions of technology or other companies. We expect these activities to be funded with existing cash, cash flow from operations, borrowings, and the sale of common stock or other securities. We believe existing sources of liquidity will be sufficient to fund our existing operations and obligations for the next 12 months and into the foreseeable future, but offer no assurances. Our liquidity could be affected by the stability of the energy and water industries, competitive pressures, changes in estimated liabilities for product warranties and/or litigation, future business combinations, capital market fluctuations, international risks, and other factors described under "Risk Factors" included in this Annual Report on Form 10-K.

**Contingencies**

Refer to Item 8: "Financial Statements and Supplementary Data, Note 12: Commitments and Contingencies" included in this Annual Report on Form 10-K.

**Critical Accounting Estimates**

*Revenue Recognition*

The majority of our revenue arrangements involve multiple deliverables, which require us to determine the fair value of each deliverable and then allocate the total arrangement consideration among the separate deliverables based on the relative fair value percentages. Revenues for each deliverable are then recognized based on the type of deliverable, such as 1) when the products are shipped, 2) services are delivered, 3) percentage-of-completion when implementation services are essential to other deliverables in the arrangement, 4) upon receipt of customer acceptance, or 5) transfer of title. A majority of our revenue is recognized when products are shipped to or received by a customer or when services are provided.

Fair value represents the estimated price charged if an element were sold separately. If the fair value of any undelivered element included in a multiple deliverable arrangement cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until the fair value can be objectively determined for any remaining undelivered elements. We review our fair values on an annual basis or more frequently if a significant trend is noted.

If implementation services are essential to a software arrangement, revenue is recognized using either the percentage-of-completion methodology of contract accounting if project costs can be reliably estimated or the completed contract methodology if project costs cannot be reliably estimated. The estimation of costs through completion of a project is subject to many variables such as the length of time to complete, changes in wages, subcontractor performance, supplier information, and business volume assumptions. Changes in underlying assumptions/estimates may adversely or positively affect financial performance.

Certain of our revenue arrangements include an extended or noncustomary warranty provision which covers all or a portion of a customer's replacement or repair costs beyond the standard or customary warranty period. Whether or not the extended warranty is separately priced in the arrangement, a portion of the arrangement's total consideration is allocated to this extended warranty deliverable. This revenue is deferred and recognized over the extended warranty coverage period. Extended or noncustomary warranties do not represent a significant portion of our revenue.

On January 1, 2010, we adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2009-13, *Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)* and ASU 2009-14, *Software (Topic 985), Certain Revenue Arrangements That Include Software Elements (a consensus of the FASB Emerging Issues Task Force)* on a prospective basis for new arrangements and arrangements that have been materially modified. This new guidance did not have a material impact on our financial statements as we already had the ability to divide the deliverables within our revenue arrangements into separate units of accounting.

We allocate consideration to each deliverable in an arrangement based on its relative selling price. We determine selling price using vendor specific objective evidence (VSOE), if it exists, otherwise third-party evidence (TPE). If neither VSOE nor TPE of selling price exists for a unit of accounting, we use estimated selling price (ESP).

VSOE is generally limited to the price charged when the same or similar product is sold separately or, if applicable, the stated renewal rate in the agreement. If a product or service is seldom sold separately, it is unlikely that we can determine VSOE for the product or service. We define VSOE as a median price of recent standalone transactions that are priced within a narrow range. TPE is determined based on the prices charged by our competitors for a similar deliverable when sold separately.

For arrangements entered into or materially modified after January 1, 2010, if we are unable to establish selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact if the product or service were sold by us on a standalone basis. Our determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, we consider the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts, our ongoing pricing strategy and policies (as evident in the price list established and updated by management on a regular basis), the value of any enhancements that have been built into the deliverable, and the characteristics of the varying markets in which the deliverable is sold. We analyze the selling prices used in our allocation of arrangement consideration on an annual basis. Selling prices are analyzed on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

*Warranty*

We offer standard warranties on our hardware products and large application software products. We accrue the estimated cost of warranty claims based on historical and projected product performance trends and costs. Testing of new products in the development stage helps identify and correct potential warranty issues prior to manufacturing. Continuing quality control efforts during manufacturing reduce our exposure to warranty claims. If our quality control efforts fail to detect a fault in one of our products, we could experience an increase in warranty claims. We track warranty claims to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be assessed and recorded when a failure event is probable and the cost can be reasonably estimated. When new products are introduced, our process relies on historical averages until sufficient data are available. As actual experience becomes available, it is used to modify the historical averages to ensure the expected warranty costs are within a range of likely outcomes. Management continually evaluates the sufficiency of the warranty provisions and makes adjustments when necessary. The warranty allowances may fluctuate due to higher than anticipated material, labor, and other costs we may incur to repair or replace projected product failures, and we may incur additional warranty and related expenses in the future with respect to new or established products, which could adversely affect our gross margin. The long-term warranty balance includes estimated warranty claims beyond one year.

*Restructuring and Asset Impairments*

We record a liability for costs associated with an exit or disposal activity at its fair value in the period in which the liability is incurred. Employee termination benefits considered postemployment benefits are accrued when the obligation is probable and estimable, such as benefits stipulated by human resource policies and practices or statutory requirements. One-time termination benefits are expensed at the date the employee is notified. If the employee must provide future service greater than 60 days, such benefits are expensed ratably over the future service period. For contract termination costs, we record a liability upon the later of when we terminate a contract in accordance with the contract terms or when we cease using the rights conveyed by the contract.

Asset impairments are determined at the asset group. An impairment may be recorded for assets that are abandoned, sold for less than net book value, or held for sale in which the estimated proceeds are less than the net book value less costs to sell. If an asset group is considered a business, the asset group may consist of property, plant, equipment, intangible assets, and goodwill.

In determining restructuring charges, we analyze our future operating requirements, including the required headcount by business functions and facility space requirements. Our restructuring costs and any resulting accruals involve significant estimates using the best information available at the time the estimate are made. Our estimates involve a number of risks and uncertainties, some of which are beyond our control, including future real estate market conditions and local labor and employment laws, rules, and regulations. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and asset impairment charges could be materially different, either higher or lower, than those we have recorded.

*Income Taxes*

We estimate income tax expense in each of the taxing jurisdictions in which we operate. Changes in our actual tax rate are subject to several factors, including fluctuations in operating results, new or revised tax legislation and accounting pronouncements, changes in the level of business in domestic and foreign jurisdictions, tax credits (including research and development and foreign tax), state income taxes, adjustments to valuation allowances, timing of payments for accrued expenses, and interest expense and penalties related to uncertain positions, among other items. Changes in tax laws and unanticipated tax liabilities could significantly impact our tax rate.

We record valuation allowances to reduce deferred tax assets to the extent we believe it is more likely than not that a portion of such assets will not be realized. In making such determinations, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and our ability to carry back losses to prior years. We are required to make assumptions and judgments about potential outcomes that lie outside management's control. Our most sensitive and critical factors are the projection, source, and character of future taxable income. Although realization is not assured, management believes it is more likely than not that deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented.

We are subject to audit in multiple taxing jurisdictions in which we operate. These audits may involve complex issues, which may require an extended period of time to resolve. We believe we have recorded adequate income tax provisions and reserves for uncertain tax positions.

In evaluating uncertain tax positions, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions. We make assumptions and judgments about potential outcomes that lie outside management's control. To the extent the tax authorities disagree with our conclusions and depending on the final resolution of those disagreements, our actual tax rate may be materially affected in the period of final settlement with the tax authorities.

*Inventories*

Items are removed from inventory using the first-in, first-out method. Inventories include raw materials, sub-assemblies, and finished goods. Inventory amounts include the cost to manufacture the item, such as the cost of raw materials, labor, and other applied direct and indirect costs. We also review idle facility expense, freight, handling costs, and wasted materials to determine if abnormal amounts should be recognized as current-period charges. We review our inventory for obsolescence and marketability. If the estimated market value, which is based upon assumptions about future demand and market conditions, falls below the original cost, the inventory value is reduced to the market value. If technology rapidly changes or actual market conditions are less favorable than those projected by management, inventory write-downs may be required. Our inventory levels may vary period to period as a result of our factory scheduling and timing of contract fulfillments.

*Goodwill and Intangible Assets*

Goodwill and intangible assets result from our acquisitions. We use estimates, including estimates of useful lives of intangible assets, the amount and timing of related future cash flows, and fair values of the related operations, in determining the value assigned to goodwill and intangible assets. Our intangible assets have a finite life and are amortized over their estimated useful lives based on estimated discounted cash flows. Intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill is assigned to our reporting units based on the expected benefit from the synergies arising from each business combination, determined by using certain financial metrics, including the forecasted discounted cash flows associated with each reporting unit. Our Itron North America operating segment represents one reporting unit, while our Itron International operating segment has three reporting units. In the first quarter of 2012, we will reallocate our goodwill from our existing reporting units to the new reporting units within the Energy and Water operating segments based on the relative fair values of the existing and new reporting units on January 1, 2012.

We test goodwill for impairment each year as of October 1, or more frequently should a significant impairment indicator occur. The impairment test for goodwill involves comparing the fair value of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, a second step is required to measure for a goodwill impairment loss. This step revalues all assets and liabilities of the reporting unit to their current fair values and then compares the implied fair value of the reporting unit's goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. We forecast discounted future cash flows at the reporting unit level using risk-adjusted discount rates and estimated future revenues and operating costs, which take into consideration factors such as existing backlog, expected future orders, supplier contracts, and expectations of competitive and economic environments. We also identify similar publicly traded companies and develop a correlation, referred to as a multiple, to apply to the operating results of the reporting units. These combined fair values are then reconciled to our aggregate market value of our shares of common stock on the date of valuation, while considering a reasonable control premium.

As a result of the significant decline in the price of our shares of common stock at the end of September 2011, our aggregate market value was significantly lower than the aggregate carrying value of our net assets. As a result, we performed an impairment test of our goodwill as of September 30, 2011, instead of our annual October 1 testing date. The goodwill impairment did not impact the debt covenants compliance under the Company's existing credit facility.

The goodwill impairment was associated with two reporting units from the Itron International operating segment. The goodwill balance before and after the goodwill impairment as of our impairment testing date of September 30, 2011 is as follows:

| Reporting Unit | Before Impairment | Impairment | After Impairment |
|---|---|---|---|
| | | (in thousands) | |
| Itron International - Electricity | $ 363,626 | $ 254,735 | $ 108,891 |
| Itron International - Water | 389,308 | 330,112 | 59,196 |
| | | $ 584,847 | |

The percentage by which the estimated fair value of the remaining two reporting units exceeded their carrying value and the amount of goodwill allocated to each of these remaining reporting units at September 30, 2011 was as follows:

| | September 30, 2011 | |
|---|---|---|
| Reporting Unit | Goodwill | Fair Value Exceeded Carrying Value |
| | (in thousands) | |
| Itron North America | $ 197,731 | 121% |
| Itron International - Gas | 304,341 | 11% |

Changes in market demand, fluctuations in the economies in which we operate, the volatility and decline in the worldwide equity markets, and a further decline in our market capitalization could negatively impact the remaining carrying value of our goodwill, which could have a significant effect on our current and future results of operations and financial condition.

*Derivative Instruments*

All derivative instruments, whether designated in hedging relationships or not, are recorded on the Consolidated Balance Sheets at fair value as either assets or liabilities. The components and fair values of our derivative instruments are determined using the fair value measurements of significant other observable inputs (also known as "Level 2"), as defined by U.S. generally accepted accounting principles. We include the effect of our counterparty credit risk based on current published credit default swap rates when the net fair value of our derivative instruments is in a net asset position and the effect of our own nonperformance risk when the net fair value of our derivative instruments is in a net liability position. Level 2 inputs consist of quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in non-active markets; and model-derived valuations in which significant inputs are corroborated by observable market data either directly or indirectly through correlation or other means (inputs may include yield curves, volatility, credit risks, and default rates). Derivatives are not used for trading or speculative purposes. Our derivatives are with credit worthy multinational commercial banks, with whom we have master netting agreements; however, our derivative positions are not disclosed on a net basis. There are no credit-risk-related contingent features within our derivative instruments.

*Defined Benefit Pension Plans*

We sponsor both funded and unfunded defined benefit pension plans for certain international employees, primarily in Germany, France, Italy, Indonesia, and Spain. We recognize a liability for the projected benefit obligation in excess of plan assets or an asset for plan assets in excess of the projected benefit obligation. We also recognize the funded status of our defined benefit pension plans on our Consolidated Balance Sheets and recognize as a component of other comprehensive income (loss) (OCI), net of tax, the actuarial gains or losses and prior service costs or credits, if any, that arise during the period but are not recognized as components of net periodic benefit cost.

Several economic assumptions and actuarial data are used in calculating the expense and obligations related to these plans. The assumptions are updated annually at December 31 and include the discount rate, the expected remaining service life, the expected rate of return on plan assets, and rate of future compensation increase. The discount rate is a significant assumption used to value our pension benefit obligation. We determine a discount rate for our plans based on the estimated duration of each plan's liabilities. For our euro denominated defined benefit pension plans, which represent 92% of our benefit obligation, we use two discount rates, (separated between shorter and longer duration plans), using a hypothetical yield curve developed from euro-denominated AA-rated corporate bond issues, partially weighted for market value, with minimum amounts outstanding of €250 million for bonds with less than 10 years to maturity and €50 million for bonds with 10 or more years to maturity, and excluding 10% of the highest and lowest yielding bonds within each maturity group. The discount rates derived for our shorter duration euro denominated plans (less than 10 years) and longer duration plans (greater than 10 years) were 4.50% and 5.25%, respectively. The weighted average discount rate used to measure the projected benefit obligation for all of the plans at December 31, 2011 was 5.51%. A change of

25 basis points in the discount rate would change our pension benefit obligation by approximately $2.3 million. The financial and actuarial assumptions used at December 31, 2011 may differ materially from actual results due to changing market and economic conditions and other factors. These differences could result in a significant change in the amount of pension expense recorded in future periods. Gains and losses resulting from changes in actuarial assumptions, including the discount rate, are recognized in OCI in the period in which they occur.

Our general funding policy for these qualified pension plans is to contribute amounts at least sufficient to satisfy funding standards of the respective countries for each plan. Refer to Item 8: "Financial Statements and Supplementary Data, Note 8: Defined Benefit Pension Plans" for our expected contributions for 2012.

*Stock-Based Compensation*

We measure and recognize compensation expense for all stock-based awards made to employees and directors, including awards of stock options, stock sold pursuant to our Employee Stock Purchase Plan (ESPP), and the issuance of restricted stock units and unrestricted stock awards, based on estimated fair values. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model, which includes assumptions for the dividend yield, expected volatility, risk-free interest rate, and expected life. In valuing our stock options, significant judgment is required in determining the expected volatility of our common stock and the expected life that individuals will hold their stock options prior to exercising. Expected volatility is based on the historical and implied volatility of our own common stock. The expected life of stock option grants is derived from the historical actual term of option grants and an estimate of future exercises during the remaining contractual period of the option. While volatility and estimated life are assumptions that do not bear the risk of change subsequent to the grant date of stock options, these assumptions may be difficult to measure as they represent future expectations based on historical experience. Further, our expected volatility and expected life may change in the future, which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense we record. For ESPP awards, the fair value is the difference between the market close price of our common stock on the date of purchase and the discounted purchase price. For restricted stock units and unrestricted stock awards, the fair value is the market close price of our common stock on the date of grant. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from our current estimates. We expense stock-based compensation at the date of grant for unrestricted stock awards. For awards with only a service condition, we expense stock-based compensation, adjusted for estimated forfeitures, using the straight-line method over the requisite service period for the entire award. For awards with both performance and service conditions, we expense the stock-based compensation, adjusted for estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award. Excess tax benefits are credited to common stock when the deduction reduces cash taxes payable. When we have tax deductions in excess of the compensation cost, they are classified as financing cash inflows in the Consolidated Statements of Cash Flows.

## ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and results of operations. As part of our risk management strategy, we may use derivative financial instruments to hedge certain foreign currency and interest rate exposures. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, therefore reducing the impact of volatility on earnings or protecting the fair values of assets and liabilities. We use derivative contracts only to manage existing underlying exposures. Accordingly, we do not use derivative contracts for trading or speculative purposes.

*Interest Rate Risk*

We are exposed to interest rate risk through our variable rate debt instruments.

In August, 2011, we repaid our 2007 credit facility, which included the euro-denominated term loan. In conjunction with the debt repayment, we terminated the related pay fixed 6.59% receive three-month Euro Interbank Offered Rate (EURIBOR), plus 2%, amortizing interest rate swap, which converted a significant portion of the euro denominated variable-rate term loan to fixed-rate debt, plus or minus the variance in the applicable margin from 2%. As a result, 100% of our borrowings are at variable rates at December 31, 2011. We will continue to monitor and assess our interest rate risk and may institute interest rate swaps or other derivative instruments to manage such risk in the future (refer to Item 8: "Financial Statements and Supplementary Data, Note 7: Derivative Financial Instruments").

Weighted average variable rates in the table are based on implied forward rates in the Reuters U.S. dollar yield curve as of December 31, 2011, our estimated leverage ratio, which determines our additional interest rate margin at December 31, 2011.

The table below provides information about our financial instruments that are sensitive to changes in interest rates and the scheduled minimum repayment of principal and estimated cash interest payments over the remaining lives of our debt at December 31, 2011.

| | 2012 | 2013 | 2014 | 2015 | 2016 | Total |
|---|---|---|---|---|---|---|
| | | | (in thousands) | | | |
| *Variable Rate Debt* | | | | | | |
| Principal: U.S. dollar term loan | $ 15,000 | $ 18,750 | $ 26,250 | $ 30,000 | $ 202,502 | $ 292,502 |
| Average interest rate | 1.68% | 1.86% | 2.14% | 2.78% | 3.24% | |
| Principal: Multicurrency revolving line of credit | $ — | $ — | $ — | $ — | $ 160,000 | $ 160,000 |
| Average interest rate | 1.68% | 1.86% | 2.14% | 2.78% | 3.24% | |

Based on a sensitivity analysis as of December 31, 2011, we estimate that, if market interest rates average one percentage point higher in 2012 than in the table above, our financial results in 2012 would not be materially impacted.

We continually monitor and assess our interest rate risk and may institute additional interest rate swaps or other derivative instruments to manage such risk in the future.

*Foreign Currency Exchange Rate Risk*

We conduct business in a number of countries. As a result, over half of our revenues and operating expenses are denominated in foreign currencies, which expose our account balances to movements in foreign currency exchange rates that could have a material effect on our financial results. Our primary foreign currency exposure relates to non-U.S. dollar denominated transactions in our international subsidiary operations, the most significant of which is the euro. Revenues denominated in functional currencies other than the U.S. dollar was 58% of total revenues for the year ended December 31, 2011, compared with 50% and 64% for the years ended December 31, 2010 and 2009, respectively.

We are also exposed to foreign exchange risk when we enter into non-functional currency transactions, both intercompany and third-party. At each period-end, foreign currency monetary assets and liabilities are revalued with the change recorded to other income and expense. We enter into monthly foreign exchange forward contracts (a total of 550 contracts were entered into during the year ended December 31, 2011), not designated for hedge accounting, with the intent to reduce earnings volatility associated with certain of these balances. The notional amounts of the contracts ranged from $50,000 to $72 million, offsetting our exposures from the euro, British pound, Canadian dollar, Czech koruna, Hungarian forint, and various other currencies.

In future periods, we may use additional derivative contracts to protect against foreign currency exchange rate risks.

## ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### REPORT OF MANAGEMENT

To the Board of Directors and Shareholders of Itron, Inc.

Management is responsible for the preparation of our consolidated financial statements and related information appearing in this Annual Report on Form 10-K. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present our results of operations, financial position, and cash flows in conformity with U.S. generally accepted accounting principles. Management has included in our financial statements amounts based on estimates and judgments that it believes are reasonable under the circumstances.

Management's explanation and interpretation of our overall operating results and financial position, with the basic financial statements presented, should be read in conjunction with the entire report. The notes to the consolidated financial statements, an integral part of the basic financial statements, provide additional detailed financial information. Our Board of Directors has an Audit/Finance Committee composed of independent directors. The Committee meets regularly with financial management and Ernst & Young LLP to review internal control, auditing, and financial reporting matters.

LeRoy D. Nosbaum
President and Chief Executive Officer

Steven M. Helmbrecht
Sr. Vice President and Chief Financial Officer

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Itron, Inc.

We have audited the accompanying consolidated balance sheets of Itron, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Itron, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Itron, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Seattle, Washington
February 16, 2012

## ITRON, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands, except per share data) | | |
| Revenues | $ 2,434,124 | $ 2,259,271 | $ 1,687,447 |
| Cost of revenues | 1,691,146 | 1,561,032 | 1,149,991 |
| Gross profit | 742,978 | 698,239 | 537,456 |
| Operating expenses | | | |
| Sales and marketing | 185,797 | 171,676 | 152,405 |
| Product development | 162,529 | 140,229 | 122,314 |
| General and administrative | 137,512 | 133,086 | 119,137 |
| Amortization of intangible assets | 63,394 | 69,051 | 98,573 |
| Restructuring expense | 68,082 | — | — |
| Goodwill impairment | 584,847 | — | — |
| Total operating expenses | 1,202,161 | 514,042 | 492,429 |
| Operating income (loss) | (459,183) | 184,197 | 45,027 |
| Other income (expense) | | | |
| Interest income | 862 | 592 | 1,186 |
| Interest expense | (36,794) | (54,904) | (70,311) |
| Loss on extinguishment of debt, net | — | — | (12,800) |
| Other income (expense), net | (10,612) | (9,141) | (9,176) |
| Total other income (expense) | (46,544) | (63,453) | (91,101) |
| Income (loss) before income taxes | (505,727) | 120,744 | (46,074) |
| Income tax (provision) benefit | (4,430) | (15,974) | 43,825 |
| Net income (loss) | $ (510,157) | $ 104,770 | $ (2,249) |
| Earnings (loss) per common share - Basic | $ (12.56) | $ 2.60 | $ (0.06) |
| Earnings (loss) per common share - Diluted | $ (12.56) | $ 2.56 | $ (0.06) |
| Weighted average common shares outstanding - Basic | 40,612 | 40,337 | 38,539 |
| Weighted average common shares outstanding - Diluted | 40,612 | 40,947 | 38,539 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**ITRON, INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Net income (loss) | $ (510,157) | $ 104,770 | $ (2,249) |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustments | 1,308 | (124,191) | 40,992 |
| Unrealized gains (losses) on hedging instruments: | | | |
| Net unrealized gain (loss) on derivative instruments, designated as cash flow hedges | 1,909 | (2,930) | (6,776) |
| Net unrealized gain (loss) on nonderivative hedging instruments | (8,866) | 15,825 | (2,364) |
| Net hedging loss (gain) reclassified into net income (loss) | 2,611 | 7,371 | 8,612 |
| Pension plan benefit liability adjustment | 852 | (2,179) | (3,427) |
| Total other comprehensive income (loss), net of tax | $ (2,186) | $ (106,104) | $ 37,037 |
| Total comprehensive income (loss), net of tax | $ (512,343) | $ (1,334) | $ 34,788 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ITRON, INC.
## CONSOLIDATED BALANCE SHEETS

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 133,086 | $ 169,477 |
| Accounts receivable, net | 371,641 | 371,662 |
| Inventories | 195,837 | 208,157 |
| Deferred tax assets current, net | 58,172 | 55,351 |
| Other current assets | 81,618 | 77,570 |
| Total current assets | 840,354 | 882,217 |
| | | |
| Property, plant, and equipment, net | 262,670 | 299,242 |
| Deferred tax assets noncurrent, net | 22,144 | 35,050 |
| Other long-term assets | 62,704 | 28,242 |
| Intangible assets, net | 239,500 | 291,670 |
| Goodwill | 636,910 | 1,209,376 |
| Total assets | $ 2,064,282 | $ 2,745,797 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 246,775 | $ 241,949 |
| Other current liabilities | 53,734 | 49,690 |
| Wages and benefits payable | 93,730 | 110,479 |
| Taxes payable | 11,526 | 19,725 |
| Current portion of debt | 15,000 | 228,721 |
| Current portion of warranty | 52,588 | 24,912 |
| Unearned revenue | 37,369 | 28,258 |
| Total current liabilities | 510,722 | 703,734 |
| | | |
| Long-term debt | 437,502 | 382,220 |
| Long-term warranty | 26,948 | 26,371 |
| Pension plan benefit liability | 62,449 | 61,450 |
| Deferred tax liabilities noncurrent, net | 31,699 | 54,412 |
| Other long-term obligations | 88,037 | 89,315 |
| Total liabilities | 1,157,357 | 1,317,502 |
| | | |
| Commitments and contingencies | | |
| | | |
| Shareholders' equity | | |
| Preferred stock, no par value, 10 million shares authorized, no shares issued or outstanding | — | — |
| Common stock, no par value, 75 million shares authorized, 40,032 and 40,431 shares issued and outstanding | 1,319,222 | 1,328,249 |
| Accumulated other comprehensive loss, net | (37,160) | (34,974) |
| (Accumulated deficit) retained earnings | (375,137) | 135,020 |
| Total shareholders' equity | 906,925 | 1,428,295 |
| Total liabilities and shareholders' equity | $ 2,064,282 | $ 2,745,797 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## ITRON, INC.
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
## (in thousands)

| | Shares | | Amount | | Accumulated Other Comprehensive Income (Loss) | | (Accumulated Deficit) Retained Earnings | | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balances at December 31, 2008 | 34,486 | $ | 992,184 | $ | 34,093 | $ | 32,499 | $ | 1,058,776 |
| Net loss | | | | | | | (2,249) | | (2,249) |
| Other comprehensive income, net of tax | | | | | 37,037 | | | | 37,037 |
| Stock issues: | | | | | | | | | |
| Options exercised | 146 | | 3,168 | | | | | | 3,168 |
| Restricted stock awards released | 30 | | — | | | | | | — |
| Issuance of stock-based compensation awards | 4 | | 254 | | | | | | 254 |
| Employee stock purchase plan | 62 | | 2,934 | | | | | | 2,934 |
| Stock-based compensation expense | | | 16,728 | | | | | | 16,728 |
| Exchange of debt for common stock | 2,252 | | 123,442 | | | | | | 123,442 |
| Issuance of common stock | 3,163 | | 160,424 | | | | | | 160,424 |
| Balances at December 31, 2009 | 40,143 | $ | 1,299,134 | $ | 71,130 | $ | 30,250 | $ | 1,400,514 |
| Net income | | | | | | | 104,770 | | 104,770 |
| Other comprehensive loss, net of tax | | | | | (106,104) | | | | (106,104) |
| Stock issues: | | | | | | | | | |
| Options exercised | 148 | | 5,933 | | | | | | 5,933 |
| Restricted stock awards released | 84 | | — | | | | | | — |
| Issuance of stock-based compensation awards | 5 | | 364 | | | | | | 364 |
| Employee stock purchase plan | 51 | | 2,843 | | | | | | 2,843 |
| Stock-based compensation expense | | | 18,743 | | | | | | 18,743 |
| Employee stock plans income tax benefits | | | 1,232 | | | | | | 1,232 |
| Balances at December 31, 2010 | 40,431 | $ | 1,328,249 | $ | (34,974) | $ | 135,020 | $ | 1,428,295 |
| Net loss | | | | | | | (510,157) | | (510,157) |
| Other comprehensive loss, net of tax | | | | | (2,186) | | | | (2,186) |
| Stock issues and repurchases: | | | | | | | | | |
| Options exercised | 42 | | 832 | | | | | | 832 |
| Restricted stock awards released | 271 | | — | | | | | | — |
| Issuance of stock-based compensation awards | 12 | | 469 | | | | | | 469 |
| Employee stock purchase plan | 99 | | 3,793 | | | | | | 3,793 |
| Stock-based compensation expense | | | 15,942 | | | | | | 15,942 |
| Employee stock plans income tax benefits | | | (635) | | | | | | (635) |
| Repurchase of common stock | (823) | | (29,428) | | | | | | (29,428) |
| Balances at December 31, 2011 | 40,032 | $ | 1,319,222 | $ | (37,160) | $ | (375,137) | $ | 906,925 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## ITRON, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| **Operating activities** | | | |
| Net income (loss) | $ (510,157) | $ 104,770 | $ (2,249) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 129,466 | 131,205 | 155,737 |
| Stock-based compensation | 16,411 | 19,107 | 16,982 |
| Amortization of prepaid debt fees | 5,715 | 5,492 | 8,258 |
| Amortization of convertible debt discount | 5,336 | 10,099 | 9,673 |
| Loss on extinguishment of debt | — | — | 9,960 |
| Deferred taxes, net | (12,985) | (17,992) | (64,216) |
| Goodwill impairment | 584,847 | — | — |
| Restructuring expense, non-cash (see Note 13) | 25,144 | — | — |
| Other adjustments, net | 3,917 | 5,565 | 3,102 |
| Changes in operating assets and liabilities, net of acquisitions: | | | |
| Accounts receivable | (22,770) | (45,612) | (2,962) |
| Inventories | 6,389 | (41,417) | 3,535 |
| Other current assets | (3,859) | (7,655) | (14,244) |
| Other long-term assets | (17,401) | (8,436) | (4,665) |
| Accounts payables, other current liabilities, and taxes payable | 22,715 | 40,884 | 9,873 |
| Wages and benefits payable | (19,813) | 42,245 | (8,261) |
| Unearned revenue | 19,070 | (2,356) | 14,836 |
| Warranty | 29,616 | 14,656 | (5,273) |
| Other operating, net | (9,283) | 4,036 | 10,701 |
| Net cash provided by operating activities | 252,358 | 254,591 | 140,787 |
| **Investing activities** | | | |
| Acquisitions of property, plant, and equipment | (60,076) | (62,822) | (52,906) |
| Business acquisitions, net of cash equivalents acquired | (20,092) | — | (4,317) |
| Other investing, net | 1,427 | 6,548 | 3,229 |
| Net cash used in investing activities | (78,741) | (56,274) | (53,994) |
| **Financing activities** | | | |
| Proceeds from borrowings | 670,000 | — | — |
| Payments on debt | (848,054) | (155,163) | (275,796) |
| Issuance of common stock | 4,625 | 8,776 | 166,372 |
| Repurchase of common stock | (29,428) | — | — |
| Other financing, net | (6,596) | (2,250) | (4,697) |
| Net cash used in financing activities | (209,453) | (148,637) | (114,121) |
| Effect of foreign exchange rate changes on cash and cash equivalents | (555) | (2,096) | 4,831 |
| Increase (decrease) in cash and cash equivalents | (36,391) | 47,584 | (22,497) |
| Cash and cash equivalents at beginning of period | 169,477 | 121,893 | 144,390 |
| Cash and cash equivalents at end of period | $ 133,086 | $ 169,477 | $ 121,893 |
| *Non-cash transactions:* | | | |
| Property, plant, and equipment purchased but not yet paid, net | $ 744 | $ (5,921) | $ 3,719 |
| Exchange of debt (face value) for common stock (see Note 6) | — | — | 120,984 |
| *Supplemental disclosure of cash flow information:* | | | |
| Cash paid during the period for: | | | |
| Income taxes, net | $ 28,128 | $ 30,142 | $ 31,720 |
| Interest, net of amounts capitalized | 28,047 | 39,315 | 54,503 |

*The accompanying notes are an integral part of these consolidated financial statements.*

In this Annual Report on Form 10-K, the terms "we," "us," "our," "Itron," and the "Company" refer to Itron, Inc.

## Note 1: Summary of Significant Accounting Policies

We were incorporated in the state of Washington in 1977. We provide a portfolio of products and services to utilities for the energy and water markets throughout the world.

*Financial Statement Preparation*
The consolidated financial statements presented in this Annual Report on Form 10-K include the Consolidated Statements of Operations, Comprehensive Income (Loss), Shareholders' Equity, and Cash Flows for the years ended December 31, 2011, 2010, and 2009 and the Consolidated Balance Sheets as of December 31, 2011 and 2010 of Itron, Inc. and its subsidiaries.

*Basis of Consolidation*
We consolidate all entities in which we have a greater than 50% ownership interest or in which we exercise control over the operations. We use the equity method of accounting for entities in which we have a 50% or less investment and exercise significant influence. Entities in which we have less than a 20% investment and where we do not exercise significant influence are accounted for under the cost method. Variable interest entities of which we are the primary beneficiary are consolidated. At December 31, 2011, our investments in variable interest entities and noncontrolling interests were not material. Intercompany transactions and balances have been eliminated upon consolidation.

*Business Acquisition*
In January 2011, we completed the acquisition of Asais S.A.S. and Asais Conseil S.A.S. (collectively Asais), an energy information management software and consulting services provider, located in France. The acquisition consisted of cash and contingent consideration. Additional acquisitions were completed in 2011. These 2011 acquisitions were immaterial to our financial position, results of operations, and cash flows. (See *Business Combinations* policy below.)

*Cash and Cash Equivalents*
We consider all highly liquid instruments with remaining maturities of three months or less at the date of acquisition to be cash equivalents.

*Accounts Receivable and Allowance for Doubtful Accounts*
Accounts receivable are recorded for invoices issued to customers in accordance with our contractual arrangements. Interest and late payment fees are minimal. Unbilled receivables are recorded when revenues are recognized upon product shipment or service delivery and invoicing occurs at a later date. We record an allowance for doubtful accounts representing our estimate of the probable losses in accounts receivable at the date of the balance sheet based on our historical experience of bad debts and our specific review of outstanding receivables. Accounts receivable are written-off against the allowance when we believe an account, or a portion thereof, is no longer collectible.

*Inventories*
Inventories are stated at the lower of cost or market using the first-in, first-out method. Cost includes raw materials and labor, plus applied direct and indirect costs.

*Derivative Instruments*
All derivative instruments, whether designated in hedging relationships or not, are recorded on the Consolidated Balance Sheets at fair value as either assets or liabilities. The components and fair values of our derivative instruments are determined using the fair value measurements of significant other observable inputs (Level 2), as defined by GAAP. The net fair value of our derivative instruments may switch between a net asset and a net liability depending on market circumstances at the end of the period. We include the effect of our counterparty credit risk based on current published credit default swap rates when the net fair value of our derivative instruments are in a net asset position and the effect of our own nonperformance risk when the net fair value of our derivative instruments are in a net liability position.

For any derivative designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. For any derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded as a component of other comprehensive income (loss) (OCI) and are recognized in earnings when the hedged item affects earnings. For a hedge of a net investment, the effective portion of any unrealized gain or loss from the foreign currency revaluation of the hedging instrument is reported in OCI as a net unrealized gain or loss on derivative instruments. Upon termination of a net investment hedge, the net derivative gain/loss will remain in accumulated OCI until such time when earnings are impacted by a sale or liquidation of the associated operations. Ineffective portions of fair value changes or the changes in fair value of derivative instruments that do not qualify for hedging activities are recognized in other income (expense) in the Consolidated Statements of Operations. We classify cash flows from our derivative programs as cash flows from operating activities in the Consolidated Statements of Cash Flows.

Derivatives are not used for trading or speculative purposes. Our derivatives are with credit worthy multinational commercial banks, with whom we have master netting agreements; however, our derivative positions are not disclosed on a net basis. There are no credit-risk-related contingent features within our derivative instruments. Refer to Note 7 and Note 14 for further disclosures of our derivative instruments and their impact on OCI.

*Property, Plant, and Equipment*

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 30 years for buildings and improvements and three to 10 years for machinery and equipment, computers and purchased software, and furniture. Leasehold improvements are capitalized and amortized over the term of the applicable lease, including renewable periods if reasonably assured, or over the useful lives, whichever is shorter. Construction in process represents capital expenditures incurred for assets not yet placed in service. Costs related to internally developed software and software purchased for internal uses are capitalized and are amortized over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred. We have no major planned maintenance activities.

We review long-lived assets for impairment whenever events or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. Assets held for sale are classified within other current assets in the Consolidated Balance Sheets, are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Gains and losses from asset disposals and impairment losses are classified within the statement of operations according to the use of the asset, except those recognized in conjunction with our restructuring projects as restructuring expense.

*Prepaid Debt Fees*

Prepaid debt fees represent the capitalized direct costs incurred related to the issuance of debt and are recorded as noncurrent assets. These costs are amortized to interest expense over the lives of the respective borrowings, including contingent maturity or call features, using the effective interest method, or straight-line method when associated with a revolving credit facility. When debt is repaid early, the related portion of unamortized prepaid debt fees is written-off and included in interest expense.

*Business Combinations*

On the date of acquisition, the assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree are recorded at their fair values. The acquiree results of operations are also included as of the date of acquisition in our consolidated results. Intangible assets that arise from contractual/legal rights, or are capable of being separated, as well as in-process research and development, are measured and recorded at fair value, and amortized over the estimated useful life. If practicable, assets acquired and liabilities assumed arising from contingencies are measured and recorded at fair value. If not practicable, such assets and liabilities are measured and recorded when it is probable that a gain or loss has occurred and the amount can be reasonably estimated. The residual balance of the purchase price, after fair value allocations to all identified assets and liabilities, represents goodwill. Acquisition-related costs are expensed as incurred. Restructuring costs associated with an acquisition are generally expensed in periods subsequent to the acquisition date, and changes in deferred tax asset valuation allowances and acquired income tax uncertainties, including penalties and interest, after the measurement period are recognized as a component of the provision for income taxes.

*Goodwill and Intangible Assets*

Goodwill and intangible assets may result from our acquisitions. We use estimates, including estimates of useful lives of intangible assets, the amount and timing of related future cash flows, and fair values of the related operations, in determining the value assigned to goodwill and intangible assets. Our intangible assets have a finite life and are amortized over their estimated useful lives based on estimated discounted cash flows. Intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill is assigned to our reporting units based on the expected benefit from the synergies arising from each business combination, determined by using certain financial metrics, including the forecasted discounted cash flows associated with each reporting unit. Our Itron North America operating segment represents one reporting unit, while our Itron International operating segment has three reporting units. In the first quarter of 2012, we will reallocate our goodwill from our existing reporting units to the new reporting units within the Energy and Water operating segments based on the relative fair values of the existing and new reporting units on January 1, 2012.

We test goodwill for impairment each year as of October 1, or more frequently should a significant impairment indicator occur. The impairment test for goodwill involves comparing the fair value of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, a second step is required to measure for a goodwill impairment loss. This step revalues all assets and liabilities of the reporting unit to their current fair values and then compares the implied fair value of the reporting unit's goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. We forecast discounted future cash flows at the reporting unit level using risk-adjusted discount rates and estimated future revenues and operating costs, which take into consideration factors such as existing backlog, expected future orders, supplier contracts, and expectations of competitive and economic environments. We also identify similar publicly traded companies and develop a correlation, referred to as a multiple, to apply to the operating results of the reporting units. These combined fair values are then reconciled to our aggregate market value of our shares of common stock on the date of valuation, while considering a reasonable control premium.

*Contingencies*

A loss contingency is recorded if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We evaluate, among other factors, the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of the ultimate loss. Loss contingencies that we determine to be reasonably possible, but not probable, are disclosed. Changes in these factors and related estimates could materially affect our financial position and results of operations. Legal costs to defend against contingent liabilities are expensed as incurred.

*Warranty*

We offer standard warranties on our hardware products and large application software products. We accrue the estimated cost of warranty claims based on historical and projected product performance trends and costs. Testing of new products in the development stage helps identify and correct potential warranty issues prior to manufacturing. Continuing quality control efforts during manufacturing reduce our exposure to warranty claims. If our quality control efforts fail to detect a fault in one of our products, we could experience an increase in warranty claims. We track warranty claims to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be assessed and recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provisions and makes adjustments when necessary. The warranty allowances may fluctuate due to higher than anticipated material, labor, and other costs we may incur to repair or replace projected product failures, and we may incur additional warranty and related expenses in the future with respect to new or established products, which could adversely affect our financial position and results of operations. The long-term warranty balance includes estimated warranty claims beyond one year. Warranty expense is classified within cost of revenues.

*Restructuring and Asset Impairments*

We record a liability for costs associated with an exit or disposal activity at its fair value in the period in which the liability is incurred. Employee termination benefits considered postemployement benefits are accrued when the obligation is probable and estimable, such as benefits stipulated by human resource policies and practices or statutory requirements. One-time termination benefits are expensed at the date the employee is notified. If the employee must provide future service greater than 60 days, such benefits are expensed ratably over the future service period. For contract termination costs, we record a liability upon the later of when we terminate a contract in accordance with the contract terms or when we cease using the rights conveyed by the contract.

Asset impairments net are determined at the asset group. An impairment may be recorded for assets that are abandoned, sold for less than net book value, or held for sale in which the estimated proceeds are less than the net book value less costs to sell. If an asset group is considered a business, the asset group may consist of property, plant, equipment, intangible assets, and goodwill.

*Defined Benefit Pension Plans*

We sponsor both funded and unfunded defined benefit pension plans for certain international employees. We recognize a liability for the projected benefit obligation in excess of plan assets or an asset for plan assets in excess of the projected benefit obligation. We also recognize the funded status of our defined benefit pension plans on our Consolidated Balance Sheets and recognize as a component of OCI, net of tax, the actuarial gains or losses and prior service costs or credits, if any, that arise during the period but that are not recognized as components of net periodic benefit cost.

*Share Repurchase Plan*

We may repurchase shares of Itron common stock under a twelve-month program authorized by our Board of Directors, which commenced on October 24, 2011. Share repurchases are made in the open market or in privately negotiated transactions and in accordance with applicable securities laws. Under applicable Washington State law, shares repurchased are retired and not displayed separately as treasury stock on the financial statements. Instead, the value of the repurchased shares is deducted from common stock.

*Revenue Recognition*

Revenues consist primarily of hardware sales, software license fees, software implementation, project management services, installation, consulting, and post-sale maintenance support. Revenues are recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured.

The majority of our revenue arrangements involve multiple deliverables, which combine two or more of the following: hardware, meter reading system software, installation, and/or project management services. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the delivered item(s) has value to the customer on a standalone basis and delivery/performance of the undelivered item(s) is probable. The total arrangement consideration is allocated among the separate units of accounting based on their relative fair values and the applicable revenue recognition criteria considered for each unit of accounting. The amount allocable to a delivered item is limited to the amount that we are entitled to collect and that is not contingent upon the delivery/performance of additional items. Revenues for each deliverable are then recognized based on the type of deliverable, such as 1) when the products are shipped, 2) services are delivered, 3) percentage-of-completion when implementation services are essential to other deliverables in the arrangement, 4) upon receipt of customer acceptance, or 5) transfer of title. The majority of our revenue is recognized when products are shipped to or received by a customer or when services are provided.

We primarily enter into two types of multiple deliverable arrangements, which include a combination of hardware and associated software and services:

- Arrangements that do not include the deployment of our smart metering systems and technology are recognized as follows:
  - Hardware revenues are recognized at the time of shipment, receipt by customer, or, if applicable, upon completion of customer acceptance provisions.
  - If implementation services are essential to the functionality of the associated software, software and implementation revenues are recognized using either the percentage-of-completion methodology of contract accounting if project costs can be reliably estimated or the completed contract methodology if project costs cannot be reliably estimated.
- Arrangements to deploy our smart metering systems and technology are recognized as follows:
  - Hardware revenues are recognized at the time of shipment, receipt by customer, or, if applicable, upon completion of customer acceptance provisions.
  - Revenue from associated software and services is recognized using the units-of-delivery method of contract accounting, as the software is essential to the functionality of the related hardware and the implementation services are essential to the functionality of the associated software. This methodology often results in the deferral of costs and revenues as professional services and software implementation typically commence prior to deployment of hardware.

We also enter into multiple deliverable software arrangements that do not include hardware. For this type of arrangement, revenue recognition is dependent upon the availability of vendor specific objective evidence (VSOE) of fair value for each of the deliverables. The lack of VSOE, or the existence of extended payment terms or other inherent risks, may affect the timing of revenue recognition for software arrangements.

Certain of our revenue arrangements include an extended or noncustomary warranty provision which covers all or a portion of a customer's replacement or repair costs beyond the standard or customary warranty period. Whether or not the extended warranty is separately priced in the arrangement, a portion of the arrangement's total consideration is allocated to this extended warranty deliverable. This revenue is deferred and recognized over the extended warranty coverage period. Extended or noncustomary warranties do not represent a significant portion of our revenue.

On January 1, 2010, we adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2009-13, *Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)* and ASU 2009-14, *Software (Topic 985), Certain Revenue Arrangements That Include Software Elements (a consensus of the FASB Emerging Issues Task Force)* on a prospective basis for new arrangements and arrangements that have been materially modified. This new guidance did not have a material impact on our financial statements as we already had the ability to divide the deliverables within our revenue arrangements into separate units of accounting.

We allocate consideration to each deliverable in an arrangement based on its relative selling price. We determine selling price using VSOE, if it exists, otherwise we use third-party evidence (TPE). If neither VSOE nor TPE of selling price exists for a unit of accounting, we use estimated selling price (ESP).

VSOE is generally limited to the price charged when the same or similar product is sold separately or, if applicable, the stated renewal rate in the agreement. If a product or service is seldom sold separately, it is unlikely that we can determine VSOE for the product or service. We define VSOE as a median price of recent standalone transactions that are priced within a narrow range. TPE is determined based on the prices charged by our competitors for a similar deliverable when sold separately.

For arrangements entered into or materially modified after January 1, 2010, if we are unable to establish selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact if the product or service were regularly sold by us on a standalone basis. Our determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, we consider the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts, our ongoing pricing strategy and policies (as evident in the price list established and updated by management on a regular basis), the value of any enhancements that have been built into the deliverable, and the characteristics of the varying markets in which the deliverable is sold. We analyze the selling prices used in our allocation of arrangement consideration on an annual basis. Selling prices are analyzed on a more frequent basis if we experience significant variances in our selling prices or if a significant change in our business necessitates a more timely analysis.

Unearned revenue is recorded when a customer pays for products or services, but the criteria for revenue recognition have not been met as of the balance sheet date. Unearned revenues of $61.0 million and $42.8 million at December 31, 2011 and 2010 related primarily to professional services and software associated with our smart metering contracts, extended or noncustomary warranty, and prepaid post-contract support. Deferred cost is recorded for products or services for which ownership (typically defined as title and risk of loss) has transferred to the customer, but the criteria for revenue recognition have not been met as of the balance sheet date. Deferred costs were $11.7 million and $10.0 million at December 31, 2011 and 2010 and are recorded within other assets in the Consolidated Balance Sheets.

Hardware and software post-sale maintenance support fees are recognized ratably over the life of the related service contract. Shipping and handling costs and incidental expenses billed to customers are recorded as revenue, with the associated cost charged to cost of revenues. We record sales, use, and value added taxes billed to our customers on a net basis.

*Product and Software Development Costs*

Product and software development costs primarily include employee compensation and third party contracting fees. We generally do not capitalize product and software development expenses due to the relatively short period of time between technological feasibility and the completion of product and software development, and the immaterial nature of these costs.

*Stock-Based Compensation*

We measure and recognize compensation expense for all stock-based awards made to employees and directors, including stock options, stock sold pursuant to our Employee Stock Purchase Plan (ESPP), and the issuance of restricted stock units and unrestricted stock awards, based on estimated fair values. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model, which includes assumptions for the dividend yield, expected volatility, risk-free interest rate, and expected life. For ESPP awards, the fair value is the difference between the market close price of our common stock on the date of purchase and the discounted purchase price. For restricted stock units and unrestricted stock awards, the fair value is the market close price of our common stock on the date of grant. We expense stock-based compensation at the date of grant for unrestricted stock awards. For awards with only a service condition, we expense stock-based compensation, adjusted for estimated forfeitures, using the straight-line method over the requisite service period for the entire award. For awards with both performance and service conditions, if probable we expense the stock-based compensation, adjusted for estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award. Excess tax benefits are credited to common stock when the deduction reduces cash taxes payable. When we have tax deductions in excess of the compensation cost, they are classified as financing cash inflows in the Consolidated Statements of Cash Flows.

*Loss on Extinguishment of Debt, Net*

Upon partial or full redemption of our borrowings, we recognize a gain or loss for the difference between the cash paid and the net carrying amount of the debt redeemed. Included in the net carrying amount is any unamortized premium or discount from the original issuance of the debt.

*Income Taxes*

We account for income taxes using the asset and liability method of accounting. Deferred tax assets and liabilities are recognized based upon anticipated future tax consequences, in each of the jurisdictions that we operate, attributable to: (1) the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases; and (2) net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of our tax liabilities involves applying complex tax regulations in different tax jurisdictions to our tax positions. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is not more likely than not that such assets will be realized. We do not record tax liabilities on undistributed earnings of international subsidiaries that are permanently reinvested.

*Foreign Exchange*

Our consolidated financial statements are reported in U.S. dollars. Assets and liabilities of international subsidiaries with a non-U.S. dollar functional currency are translated to U.S. dollars at the exchange rates in effect on the balance sheet date, or the last business day of the period, if applicable. Revenues and expenses for these subsidiaries are translated to U.S. dollars using a weighted average rate for the relevant reporting period. Translation adjustments resulting from this process are included, net of tax, in OCI. Gains and losses that arise from exchange rate fluctuations for monetary asset and liability balances that are not denominated in an entity's functional currency are included within other income (expense), net in the Consolidated Statements of Operations. Currency gains and losses of intercompany balances deemed to be long-term in nature or designated as a hedge of the net investment in international subsidiaries are included, net of tax, in OCI.

*Fair Value Measurements*

For assets and liabilities measured at fair value, the GAAP fair value hierarchy prioritizes the inputs used in different valuation methodologies, assigning the highest priority to unadjusted quoted prices for identical assets and liabilities in actively traded markets (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs consist of quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in non-active markets; and model-derived valuations in which significant inputs are corroborated by observable market data either directly or indirectly through correlation or other means (inputs may include yield curves, volatility, credit risks, and default rates).

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to various factors affecting future costs and operations, actual results could differ materially from these estimates.

## Note 2: Earnings (Loss) Per Share and Capital Structure

The following table sets forth the computation of basic and diluted earnings (loss) per share (EPS):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands, except per share data) | | |
| Net income (loss) available to common shareholders | $ (510,157) | $ 104,770 | $ (2,249) |
| Weighted average common shares outstanding - Basic | 40,612 | 40,337 | 38,539 |
| Dilutive effect of convertible notes | — | 103 | — |
| Dilutive effect of stock-based awards | — | 507 | — |
| Weighted average common shares outstanding - Diluted | 40,612 | 40,947 | 38,539 |
| Earnings (loss) per common share - Basic | $ (12.56) | $ 2.60 | $ (0.06) |
| Earnings (loss) per common share - Diluted | $ (12.56) | $ 2.56 | $ (0.06) |

*Convertible Notes*

Prior to the repayment/redemption of our convertible notes, which was completed during the third quarter of 2011, we were required to settle the principal amount of the convertible notes in cash and could elect to settle the remaining conversion obligation (stock price in excess of conversion price) in cash, shares, or a combination thereof. During the periods in which the convertible notes were outstanding, we included in the EPS calculation the amount of shares it would have taken to satisfy the conversion obligation, assuming that all of the convertible notes were converted. The average quarterly closing prices of our common stock were used as the basis for determining the dilutive effect on EPS. The quarterly average closing prices of our common stock for the first three fiscal quarters of 2011 did not exceed the conversion price of $65.16 and, therefore, did not have an effect on diluted shares outstanding for the year. During two fiscal quarters in the year ended December 31, 2010, the average closing prices of our common stock exceeded the conversion price of $65.16 and, therefore, 103,000 shares were included in the diluted EPS calculation for that year. For the year ended December 31, 2009, there was no effect on diluted shares outstanding as a result of our net loss for the year. In addition, for the year ended December 31, 2009, the quarterly closing prices of our common stock did not exceed the conversion price of $65.16.

*Stock-based Awards*

For stock-based awards, the dilutive effect is calculated using the treasury stock method. Under this method, the dilutive effect is computed as if the awards were exercised at the beginning of the period (or at time of issuance, if later) and assumes the related proceeds were used to repurchase common stock at the average market price during the period. Related proceeds include the amount the employee must pay upon exercise, future compensation cost associated with the stock award, and the amount of excess tax benefits, if any. As a result of our net losses for 2011 and 2009, there was no dilutive effect to the weighted average common shares outstanding for these two years. Approximately 1.3 million, 456,000, and 1.0 million stock-based awards were excluded from the calculation of diluted EPS for the years ended December 31, 2011, 2010, and 2009 respectively, because they were anti-dilutive. These stock-based awards could be dilutive in future periods.

*Preferred Stock*

We have authorized the issuance of 10 million shares of preferred stock with no par value. In the event of a liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of any outstanding preferred stock will be entitled to be paid a preferential amount per share to be determined by the Board of Directors prior to any payment to holders of common stock. Shares of preferred stock may be converted into common stock based on terms, conditions, and rates as defined in the Rights Agreement, which may be adjusted by the Board of Directors. There was no preferred stock sold or outstanding at December 31, 2011, 2010, and 2009.

## Note 3: Certain Balance Sheet Components

| *Accounts receivable, net* | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| Trade receivables (net of allowance of $6,049 and $9,045) | $ 328,845 | $ 328,811 |
| Unbilled receivables | 42,796 | 42,851 |
| Total accounts receivable, net | $ 371,641 | $ 371,662 |

At December 31, 2011 and December 31, 2010, $2.5 million and $12.5 million were recorded within trade receivables as billed but not yet paid by customers in accordance with contract retainage provisions. At December 31, 2011 and December 31, 2010, contract retainage amounts that were unbilled and classified as unbilled receivables were $7.4 million and $2.1 million. These contract retainage amounts within trade receivables and unbilled receivables are expected to be collected within the following 12 months.

At December 31, 2011 and December 31, 2010, long-term unbilled receivables and long-term retainage contract receivables totaled $31.5 million and $5.9 million. The net increase in long-term other assets from December 31, 2010 to December 31, 2011 includes $15.3 million of retainage contract receivables and $10.9 million of unbilled receivables, which were reclassified to long-term as of December 31, 2011 due to delays in reaching certain contract milestones required for payment. These long-term unbilled receivables and retainage contract receivables are classified within other long-term assets as collection is not anticipated within the following 12 months. However, collection is expected within the following 15 months.

| *Allowance for doubtful account activity* | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Beginning balance | $ 9,045 | $ 6,339 |
| Provision (release) of doubtful accounts, net | (71) | 3,357 |
| Accounts written-off | (2,599) | (456) |
| Effects of change in exchange rates | (326) | (195) |
| Ending balance | $ 6,049 | $ 9,045 |

| *Inventories* | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| Materials | $ 112,470 | $ 106,021 |
| Work in process | 16,306 | 18,389 |
| Finished goods | 67,061 | 83,747 |
| Total inventories | $ 195,837 | $ 208,157 |

Our inventory levels may vary period to period as a result of our factory scheduling and the timing of contract fulfillments, which may include the buildup of finished goods for shipment.

Consigned inventory is held at third-party locations; however, we retain title to the inventory until purchased by the third-party. Consigned inventory, consisting of raw materials and finished goods, was $7.4 million and $17.6 million at December 31, 2011 and December 31, 2010, respectively.

| *Property, plant, and equipment, net* | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| Machinery and equipment | $ 269,611 | $ 265,113 |
| Computers and purchased software | 74,885 | 63,077 |
| Buildings, furniture, and improvements | 140,064 | 146,661 |
| Land | 26,126 | 35,968 |
| Construction in progress, including purchased equipment | 20,687 | 20,531 |
| Total cost | 531,373 | 531,350 |
| Accumulated depreciation | (268,703) | (232,108) |
| Property, plant, and equipment, net | $ 262,670 | $ 299,242 |

| *Depreciation expense and capitalized interest* | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Depreciation expense | $ 66,072 | $ 62,154 | $ 57,164 |
| Capitalized interest | — | — | 293 |

## Note 4: Intangible Assets

The gross carrying amount and accumulated amortization of our intangible assets, other than goodwill, are as follows:

| | December 31, 2011 | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| | Gross Assets | Accumulated Amortization | Net | Gross Assets | Accumulated Amortization | Net |
| | | | (in thousands) | | | |
| Core-developed technology | $ 387,606 | $ (305,285) | $ 82,321 | $ 378,705 | $ (274,198) | $ 104,507 |
| Customer contracts and relationships | 278,581 | (131,418) | 147,163 | 282,997 | (110,539) | 172,458 |
| Trademarks and trade names | 71,854 | (62,206) | 9,648 | 73,194 | (59,235) | 13,959 |
| Other | 11,153 | (10,785) | 368 | 24,256 | (23,510) | 746 |
| Total intangible assets | $ 749,194 | $ (509,694) | $ 239,500 | $ 759,152 | $ (467,482) | $ 291,670 |

A summary of the intangible asset account activity is as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Beginning balance, intangible assets, gross | $ 759,152 | $ 806,256 |
| Intangible assets acquired | 12,797 | — |
| Assets transferred to held for sale | (4,964) | — |
| Assets no longer in use written-off | (8,450) | — |
| Effect of change in exchange rates | (9,341) | (47,104) |
| Ending balance, intangible assets, gross | $ 749,194 | $ 759,152 |

Intangible assets held for sale are classified within other current assets, are reported at the lower of carrying value or fair value less costs to sell, and are no longer amortized. Due to the pending sale of certain operations of the Itron North America operating segment as of December 31, 2011, the net carrying value of intangible assets totaling $2.6 million was transferred from intangible assets to other current assets. Refer to Note 13 for additional disclosure on held for sale assets.

During 2011, certain assets that had been fully amortized and were no longer in use were removed from our asset ledger.

Intangible assets of our international subsidiaries are recorded in their respective functional currency; therefore, the carrying amounts of intangible assets increase or decrease, with a corresponding change in accumulated OCI, due to changes in foreign currency exchange rates.

Estimated future annual amortization expense is as follows:

| Years ending December 31, | Estimated Annual Amortization |
|---|---|
| | (in thousands) |
| 2012 | $ 46,399 |
| 2013 | 38,213 |
| 2014 | 30,853 |
| 2015 | 25,442 |
| 2016 | 20,916 |
| Beyond 2016 | 77,677 |
| Total intangible assets, net | $ 239,500 |

## Note 5: Goodwill

The following table reflects goodwill allocated to each reporting segment at December 31, 2011 and 2010:

| | Itron North America | Itron International | Total Company |
|---|---|---|---|
| | | (in thousands) | |
| Goodwill balance at January 1, 2010 | $ 197,515 | $ 1,108,084 | $ 1,305,599 |
| Effect of change in exchange rates | 533 | (96,756) | (96,223) |
| Goodwill balance at December 31, 2010 | $ 198,048 | $ 1,011,328 | $ 1,209,376 |
| | | | |
| Goodwill acquired | — | 10,251 | 10,251 |
| Goodwill impairment | — | (584,847) | (584,847) |
| Other | (6,739) | (981) | (7,720) |
| Effect of change in exchange rates | (310) | 10,160 | 9,850 |
| Goodwill balance at December 31, 2011 | $ 190,999 | $ 445,911 | $ 636,910 |

In the preceding table, "Other" includes goodwill reductions related to the pending sales of certain operations of the Company. The goodwill reductions are included in restructuring charges. Refer to Note 13 for additional disclosure on Itron's restructuring costs.

As a result of the significant decline in the price of our shares of common stock at the end of September 2011, our aggregate market value was significantly lower than the aggregate carrying value of our net assets. As a result, we performed an impairment test of our goodwill as of September 30, 2011, instead of our annual October 1 testing date. We recorded an estimated goodwill impairment charge of $540.4 million in the third quarter of 2011, and an additional $44.4 million impairment charge in the fourth quarter of 2011 after the finalization of the two-step goodwill impairment test, for a total goodwill impairment charge of $584.8 million. The goodwill impairment charge did not impact debt covenants compliance under the Company's existing credit facility.

The 2011 goodwill impairment was associated with two reporting units from the Itron International operating segment. The goodwill balance before and after the goodwill impairment as of our impairment testing date of September 30, 2011 is as follows:

| Reporting Unit | Before Impairment | Impairment | After Impairment |
|---|---|---|---|
| | | (in thousands) | |
| Itron International - Electricity | $ 363,626 | $ 254,735 | $ 108,891 |
| Itron International - Water | 389,308 | 330,112 | 59,196 |
| | | $ 584,847 | |

Refer to Note 1 for a description of our reporting units and the methods used to determine the fair value of our reporting units and the amount of goodwill impairment.

## Note 6: Debt

The components of our borrowings are as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| 2011 credit facility | | |
| USD denominated term loan | $ 292,502 | $ — |
| Multicurrency revolving line of credit | 160,000 | — |
| 2007 credit facility | | |
| USD denominated term loan | — | 218,642 |
| EUR denominated term loan | — | 174,031 |
| Convertible senior subordinated notes | — | 218,268 |
| Total debt | 452,502 | 610,941 |
| Current portion of long-term debt | (15,000) | (228,721) |
| Long-term debt | $ 437,502 | $ 382,220 |

*Credit Facilities*

On August 5, 2011, we entered into an $800 million senior secured credit facility (the 2011 credit facility), which replaced the senior secured credit facility we entered into in 2007 (the 2007 credit facility). The 2011 credit facility consists of a $300 million U.S. dollar term loan (the term loan) and a multicurrency revolving line of credit (the revolver) with a principal amount of up to $500 million. Both the term loan and the revolver mature on August 8, 2016, and amounts borrowed under the revolver are classified as long-term but may be repaid and reborrowed prior to the revolver's maturity, at which time the revolver will terminate and all outstanding loans, together with all accrued and unpaid interest, must be repaid. Amounts not borrowed under the revolver will be subject to a commitment fee, to be paid in arrears on the last day of each fiscal quarter, ranging from 0.20% to 0.40% per annum depending on our total leverage ratio as of the most recently ended fiscal quarter. Amounts repaid on the term loan may not be reborrowed. The 2011 credit facility permits us and certain of our foreign subsidiaries to borrow in U.S. dollars, euros, British pounds, or, with lender approval, other currencies readily convertible into U.S. dollars. All obligations under the 2011 credit facility are guaranteed by Itron, Inc. and any material U.S. domestic subsidiaries and are secured by a pledge of substantially all of the assets of Itron, Inc. and any material U.S. domestic subsidiaries, including a pledge of 100% of the capital stock of material U.S. domestic subsidiaries and up to 66% of the voting stock (100% of the non-voting stock) of their first-tier foreign subsidiaries. In addition, the obligations of any foreign subsidiary who is a foreign borrower, as defined by the 2011 credit facility, are guaranteed by the foreign subsidiary and by its direct and indirect foreign parents. The 2011 credit facility includes covenants, which contain certain financial ratios and place certain restrictions on the incurrence of debt and investments and the issuance of dividends. We were in compliance with the debt covenants under the 2011 credit facility at December 31, 2011.

Scheduled principal repayments for the term loan are due quarterly in the amounts of $3.8 million through June 2013, $5.6 million from September 2013 through June 2014, $7.5 million from September 2014 through June 2016, and the remainder due at maturity on August 8, 2016. The term loan may be repaid early in whole or in part, subject to certain minimum thresholds, without penalty.

Under the 2011 credit facility we elect applicable market interest rates for both the term loan and any outstanding revolving loans. We also pay an applicable margin, which is based on our total leverage ratio (as defined in the credit agreement). The applicable rates per annum may be based on either: (1) the LIBOR rate, plus an applicable margin, or (2) the Alternate Base Rate, plus an applicable margin. The Alternate Base Rate election is equal to the greatest of three rates: (i) the prime rate, (ii) the Federal Reserve effective rate plus 1/2 of 1%, and (iii) one month LIBOR plus 1%. At December 31, 2011, the interest rate for both the term loan and the revolver was 1.55% (the LIBOR rate plus a margin of 1.25%).

Total credit facility repayments were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| 2011 credit facility term loan | $ 7,500 | $ — | $ — |
| 2011 credit facility multicurrency revolving line of credit | 40,000 | — | — |
| 2007 credit facility term loans | 406,950 | 155,163 | 166,545 |
| 2007 credit facility revolving line of credit[1] | 170,000 | — | — |
| Total credit facility repayments | $ 624,450 | $ 155,163 | $ 166,545 |

[1] See repayment of the convertible senior subordinated notes below.

At December 31, 2011, $160 million was outstanding under the 2011 credit facility revolver, and $44.5 million was utilized by outstanding standby letters of credit, resulting in $295.5 million available for additional borrowings.

During 2011, unamortized prepaid debt fees of $2.4 million were written-off to interest expense upon repayment of the 2007 credit facility. Prepaid debt fees of approximately $6.6 million were capitalized associated with the 2011 credit facility. Unamortized prepaid debt fees were as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| Unamortized prepaid debt fees | $ 6,027 | $ 4,483 |

*Convertible Senior Subordinated Notes*

On August 1, 2011, in accordance with the terms of the convertible senior subordinated notes (convertible notes) we repurchased $184.8 million of the convertible notes at their principal amount plus accrued and unpaid interest. On September 30, 2011, we redeemed the remaining $38.8 million of the convertible notes, plus accrued and unpaid interest. The convertible notes were repurchased and redeemed using $180 million of borrowings under our credit facilities and $44 million of cash on hand.

Our convertible notes were separated between the liability and equity components using our estimated non-convertible debt borrowing rate at the time our convertible notes were issued, which was determined to be 7.38%. This rate also reflected the effective interest rate on the liability component for all periods during which the convertible notes were outstanding. The equity component is retained as a permanent component of our shareholders' equity, and no gain or loss was recognized upon derecognition of the convertible notes as the fair value of the consideration transferred to the holders equaled the fair value of the liability component.

The discount on the liability component was fully amortized in the second quarter of 2011. The carrying amounts of the debt and equity components were as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| Face value of convertible notes | $ — | $ 223,604 |
| Unamortized discount | — | (5,336) |
| Net carrying amount of debt component | $ — | $ 218,268 |
| Carrying amount of equity component | $ 31,831 | $ 31,831 |

The interest expense relating to both the contractual interest coupon and amortization of the discount on the liability component is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Contractual interest coupon | $ 3,420 | $ 5,590 | $ 5,839 |
| Amortization of the discount on the liability component | 5,336 | 10,099 | 9,673 |
| Total interest expense on convertible notes | $ 8,756 | $ 15,689 | $ 15,512 |

In 2009, we entered into exchange agreements with certain holders of our convertible notes to issue, in the aggregate, approximately 2.3 million shares of common stock, valued at $132.9 million, in exchange for, in the aggregate, $121.0 million principal amount of the convertible notes, representing 35% of the aggregate principal outstanding at the date of the exchanges. All of the convertible notes we acquired pursuant to the exchange agreements were retired upon the closing of the exchanges.

The exchange agreements were treated as induced conversions as the holders received a greater number of shares of common stock than would have been issued under the original conversion terms of the convertible notes. At the time of the exchange agreements, none of the conversion contingencies were met. Under the original terms of the convertible notes, the amount payable on conversion was to be paid in cash, and the remaining conversion obligation (stock price in excess of conversion price) was payable in cash or shares of common stock, at our option. Under the terms of the exchange agreements, all of the settlement was paid in shares. The difference in the value of the shares of common stock issued under the exchange agreement and the value of the shares of common stock used to derive the amount payable under the original conversion agreement resulted in a loss on extinguishment of debt of $23.3 million (the inducement loss). Upon derecognition of the convertible notes, we remeasured the fair value of the liability and equity components using a borrowing rate for similar non-convertible debt that would be applicable to us at the date of the exchange agreements. Because borrowing rates increased, the remeasurement of the components of the convertible notes resulted in a gain on extinguishment of $13.4 million (the revaluation gain). As a result, we recognized a net loss on extinguishment of debt of $10.3 million, calculated as the inducement loss, plus an allocation of advisory fees, less the revaluation gain. The remaining settlement consideration of $9.5 million, including an allocation of advisory fees, was recorded as a reduction of common stock.

*Senior Subordinated Notes*

In 2009, we repaid the remaining $109.2 million outstanding balance on our 7.75% senior subordinated notes and recognized a loss on extinguishment of $2.5 million, which included the remaining unamortized debt discount of $336,000.

*Minimum Payments on Debt*

| | Minimum Payments |
|---|---|
| | (in thousands) |
| 2012 | $ 15,000 |
| 2013 | 18,750 |
| 2014 | 26,250 |
| 2015 | 30,000 |
| 2016 | 362,502 |
| Total minimum payments on debt | $ 452,502 |

**Note 7: Derivative Financial Instruments**

As part of our risk management strategy, we use derivative instruments to hedge certain foreign currency and interest rate exposures. Refer to Note 1, Note 14, and Note 15 for additional disclosures on our derivative instruments.

The fair values of our derivative instruments are determined using the income approach and significant other observable inputs (also known as "Level 2"), as defined by FASB ASC 820-10-20, *Fair Value Measurements*. We have used observable market inputs based on the type of derivative and the nature of the underlying instrument. The key inputs used at December 31, 2011 included foreign exchange spot and forward rates, both of which are available in an active market. We have utilized the mid-market pricing convention for these inputs at December 31, 2011. We include the effect of our counterparty credit risk based on current published credit default swap rates when the net fair value of our derivative instruments is in a net asset position. We consider our own nonperformance risk when the net fair value of our derivative instruments is in a net liability position by discounting our derivative liabilities to reflect the potential credit risk to our counterparty through applying a current market indicative credit spread to all cash flows.

The fair values of our derivative instruments determined using the fair value measurement of significant other observable inputs (Level 2) at December 31, 2011 and 2010 are as follows:

| | Balance Sheet Location | Fair Value December 31, 2011 | Fair Value December 31, 2010 |
|---|---|---|---|
| | | (in thousands) | |
| **Asset Derivatives** | | | |
| **Derivatives not designated as hedging instruments under ASC 815-20** | | | |
| Foreign exchange forward contracts | Other current assets | $ 241 | $ 63 |
| **Liability Derivatives** | | | |
| **Derivatives designated as hedging instruments under ASC 815-20** | | | |
| Interest rate swap contracts | Other current liabilities | $ — | $ 5,845 |
| Interest rate swap contracts | Other long-term obligations | — | 975 |
| Euro denominated term loan * | Current portion of debt | — | 4,402 |
| Euro denominated term loan * | Long-term debt | — | 169,629 |
| **Total derivatives designated as hedging instruments under ASC 815-20** | | $ — | $ 180,851 |
| **Derivatives not designated as hedging instruments under ASC 815-20** | | | |
| Foreign exchange forward contracts | Other current liabilities | $ 222 | $ 457 |
| **Total liability derivatives** | | $ 222 | $ 181,308 |

* The euro denominated term loan was a nonderivative financial instrument designated as a hedge of our net investment in international operations. The loan was repaid in August 2011. The euro denominated term loan was recorded at its carrying value in the Consolidated Balance Sheets and was not recorded at fair value.

OCI during the reporting period for our derivative and nonderivative instruments designated as hedging instruments (collectively, hedging instruments), net of tax, was as follows:

| | 2011 | 2010 |
|---|---|---|
| | (in thousands) | |
| Net unrealized gain (loss) on hedging instruments at January 1, | $ (10,034) | $ (30,300) |
| Unrealized gain (loss) on derivative instruments | 1,909 | (2,930) |
| Unrealized gain (loss) on a nonderivative net investment hedging instrument | (8,866) | 15,825 |
| Realized (gains) losses reclassified into net income (loss) | 2,611 | 7,371 |
| Net unrealized gain (loss) on hedging instruments at December 31, | $ (14,380) | $ (10,034) |

*Cash Flow Hedges*

As a result of our floating rate debt, we are exposed to variability in our cash flows from changes in the applicable interest rate index. Historically, we have entered into interest rate swaps to achieve a fixed rate of interest on the hedged portion of the debt in order to reduce variability in cash flows.

In 2007, we entered into a pay fixed 6.59% receive three-month Euro Interbank Offered Rate (EURIBOR), plus 2%, amortizing interest rate swap to convert a significant portion of our euro denominated variable-rate term loan to fixed-rate debt, plus or minus the variance in the applicable margin from 2%, through December 31, 2012. The objective of this swap was to protect us from increases in the EURIBOR base borrowing rates. The swap did not protect us from changes to the applicable margin under our credit agreement. Throughout the duration of the hedging relationship, this cash flow hedge was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk. Consequently, effective changes in the fair value of the interest rate swap were recorded as a component of OCI and were recognized in earnings when the hedged item affected earnings. The amounts paid or received on the hedge were recognized as adjustments to interest expense. The notional amount of the swap was $147.7 million (€112.4 million) as of December 31, 2010. In August 2011, we repaid our 2007 credit facility, which included the euro-denominated term loan. In conjunction with the debt repayment, we paid $2.9 million to terminate the related interest rate swap and the accumulated loss in OCI was reclassified to interest expense.

Our two interest rate swaps with one-year terms, which each converted $100 million of our U.S. dollar term loan from a floating LIBOR interest rate to fixed interest rates of 2.11% and 2.15%, respectively, expired on June 30, 2011. These swaps did not include the additional interest rate margin applicable to our term debt.

We will continue to monitor and assess our interest rate risk and may institute additional interest rate swaps or other derivative instruments to manage such risk in the future.

The before-tax effect of our cash flow derivative instruments on the Consolidated Balance Sheets and the Consolidated Statements of Operations for the years ended December 31 are as follows:

| Derivatives in ASC 815-20 Cash Flow Hedging Relationships | Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) | | | Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | | | | Gain (Loss) Recognized in Income on Derivative (Ineffective Portion) | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Location | Amount | | | Location | Amount | | |
| | 2011 | 2010 | 2009 | | 2011 | 2010 | 2009 | | 2011 | 2010 | 2009 |
| | (in thousands) | | | | (in thousands) | | | | (in thousands) | | |
| Interest rate swap contracts | $ (4,200) | $ (4,542) | (11,023) | Interest expense | $ (7,254) | $ (11,829) | $ (13,975) | Interest expense | $ (201) | $ (100) | $ (302) |

*Net Investment Hedge*

We are exposed to foreign exchange risk through our international subsidiaries. As a result of our acquisition of an international company in 2007, we entered into a euro denominated term loan, which exposed us to fluctuations in the euro foreign exchange rate. Therefore, we designated this foreign currency denominated term loan as a hedge of our net investment in international operations. The non-functional currency term loan was revalued into U.S. dollars at each balance sheet date, and the changes in value associated with currency fluctuations were recorded as adjustments to long-term debt with offsetting gains and losses recorded in OCI. The notional amount of the term loan was $174.0 million (€132.4 million) as of December 31, 2010. The loan was repaid in full in August 2011 as part of our repayment of the 2007 credit facility. The net derivative loss will remain in accumulated OCI until such time when earnings are impacted by a sale or liquidation of the associated foreign operation.

The before-tax and net of tax effects of our net investment hedge nonderivative financial instrument on OCI for the years ended December 31 are as follows:

| Nonderivative Financial Instruments in ASC 815-20 Net Investment Hedging Relationships | Euro Denominated Term Loan Designated as a Hedge of Our Net Investment in International Operations | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Gain (loss) recognized in OCI on derivative (Effective Portion) | | | |
| Before tax | $ (14,278) | $ 25,760 | $ (3,866) |
| Net of tax | $ (8,866) | $ 15,825 | $ (2,364) |

*Derivatives Not Designated as Hedging Relationships*

We are also exposed to foreign exchange risk when we enter into non-functional currency transactions, both intercompany and third-party. At each period-end, foreign currency monetary assets and liabilities are revalued with the change recorded to other income and expense. We enter into monthly foreign exchange forward contracts (a total of 550 contracts were entered into during the year ended December 31, 2011), not designated for hedge accounting, with the intent to reduce earnings volatility associated with certain of these balances. The notional amounts of the contracts ranged from $50,000 to $72 million, offsetting our exposures from the euro, British pound, Canadian dollar, Czech koruna, Hungarian forint, and various other currencies.

The effect of our foreign exchange forward derivative instruments on the Consolidated Statements of Operations for the years ended December 31 is as follows:

| Derivatives Not Designated as Hedging Instrument under ASC 815-20 | Gain (Loss) Recognized on Derivatives in Other Income (Expense) | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Foreign exchange forward contracts | $ (2,022) | $ 665 | $ (1,656) |

**Note 8: Defined Benefit Pension Plans**

We sponsor both funded and unfunded defined benefit pension plans for our international employees, primarily in Germany, France, Italy, Indonesia, and Spain, offering death and disability, retirement, and special termination benefits. The defined benefit obligation is calculated annually by using the projected unit credit method. The measurement date for the pension plans was December 31, 2011.

Our general funding policy for these qualified pension plans is to contribute amounts sufficient to satisfy regulatory funding standards of the respective countries for each plan. We contributed $520,000 and $519,000 to the defined benefit pension plans for the years ended December 31, 2011 and 2010, respectively. Assuming that actual plan asset returns are consistent with our expected rate of return in 2011 and beyond, and that interest rates remain constant, we expect to contribute approximately $524,000 in 2012 to our defined benefit pension plans.

The following tables summarize the benefit obligation, plan assets, funded status of the defined benefit plans, amounts recognized in the Consolidated Balance Sheets and amounts recognized in accumulated other comprehensive income (loss) at December 31, 2011 and 2010.

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| **Change in benefit obligation:** | | |
| Benefit obligation at January 1, | $ 71,388 | $ 73,262 |
| Service cost | 2,512 | 1,980 |
| Interest cost | 3,754 | 3,490 |
| Actuarial loss | (597) | 1,710 |
| Benefits paid | (4,898) | (4,403) |
| Foreign currency exchange rate changes | (1,338) | (5,860) |
| Other | 1,780 | 1,209 |
| Benefit obligation at December 31, | $ 72,601 | $ 71,388 |
| **Change in plan assets:** | | |
| Fair value of plan assets at January 1, | $ 7,694 | $ 7,860 |
| Actual return on plan assets | 427 | 210 |
| Company contributions | 520 | 519 |
| Benefits paid | (516) | (283) |
| Foreign currency exchange rate changes | (145) | (612) |
| Fair value of plan assets at December 31, | 7,980 | 7,694 |
| Ending balance at fair value (net pension plan benefit liability) | $ 64,621 | $ 63,694 |

Our defined benefit pension plans are denominated in the functional currencies of the respective countries in which the plans are sponsored; therefore, the balances increase or decrease, with a corresponding change in OCI, due to changes in foreign currency exchange rates. Amounts recognized on the Consolidated Balance Sheets consist of:

| | At December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Plan assets in other long-term assets | $ (449) | $ (412) |
| Current portion of pension plan liability in wages and benefits payable | 2,621 | 2,656 |
| Long-term portion of pension plan liability | 62,449 | 61,450 |
| Net pension plan benefit liability | $ 64,621 | $ 63,694 |

Amounts in accumulated other comprehensive income (loss) (pre-tax) that have not yet been recognized as components of net periodic benefit costs consist of:

| | At December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Net actuarial gain | $ (3,750) | $ (3,108) |
| Net prior service cost | 1,131 | 1,206 |
| Amount included in accumulated other comprehensive income (loss) | $ (2,619) | $ (1,902) |

Amounts recognized in other comprehensive income (loss) (pre-tax) are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Net actuarial (gain) loss | $ (597) | $ 1,710 | $ 4,049 |
| Settlement gain (loss) | (25) | 80 | — |
| Plan asset (gain) loss | (105) | 85 | — |
| Amortization of net actuarial gain (loss) | 85 | (26) | 509 |
| Amortization of prior service cost | (74) | (3) | (25) |
| Other | (1) | 1,228 | — |
| Other comprehensive (income) loss | $ (717) | $ 3,074 | $ 4,533 |

The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during 2012 is $85,000.

Net periodic pension benefit costs for our plans include the following components:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Service cost | $ 2,512 | $ 1,980 | $ 1,753 |
| Interest cost | 3,754 | 3,490 | 3,450 |
| Expected return on plan assets | (322) | (295) | (282) |
| Settlements and curtailments | 25 | (80) | — |
| Amortization of actuarial net (gain) loss | (85) | 26 | (509) |
| Amortization of unrecognized prior service costs | 74 | 3 | 25 |
| Net periodic benefit cost | $ 5,958 | $ 5,124 | $ 4,437 |

The significant actuarial weighted average assumptions used in determining the benefit obligations and net periodic benefit cost for our benefit plans are as follows:

| | At and For The Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Actuarial assumptions used to determine benefit obligations at end of period: | | | |
| Discount rate | 5.51% | 5.35% | 5.60% |
| Expected annual rate of compensation increase | 3.38% | 3.35% | 3.24% |
| Actuarial assumptions used to determine net periodic benefit cost for the period: | | | |
| Discount rate | 5.35% | 5.60% | 6.12% |
| Expected rate of return on plan assets | 4.00% | 3.96% | 4.06% |
| Expected annual rate of compensation increase | 3.35% | 3.24% | 3.18% |

We determine a discount rate for our plans based on the estimated duration of each plan's liabilities. For our euro denominated defined benefit pension plans, which represent 92% of our benefit obligation, we use two discount rates, (separated between shorter and longer duration plans), using a hypothetical yield curve developed from euro-denominated AA-rated corporate bond issues, partially weighted for market value, with minimum amounts outstanding of €250 million for bonds with less than 10 years to maturity and €50 million for bonds with 10 or more years to maturity, and excluding 10% of the highest and lowest yielding bonds within each maturity group. The discount rates derived for our shorter duration euro denominated plans (less than 10 years) and longer duration plans (greater than 10 years) were 4.50% and 5.25%, respectively.

Our expected rate of return on plan assets is derived from a study of actual historic returns achieved and anticipated future long-term performance of plan assets. While the study primarily gives consideration to recent insurers' performance and historical returns, the assumption represents a long-term prospective return.

The total accumulated benefit obligation for our defined benefit pension plans was $65.8 million and $65.9 million at December 31, 2011 and 2010, respectively.

We have two plans in which the fair value of plan assets exceeds the respective plan's accumulated benefit obligation. The total obligation and fair value of plan assets, in which the accumulated benefit obligations exceeds the fair value of plan assets, are as follows:

| Information for pension plans with an accumulated benefit obligation in excess of plan assets. | At December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Projected benefit obligation | $ 66,525 | $ 69,966 |
| Accumulated benefit obligation | 60,452 | 64,671 |
| Fair value of plan assets | 1,765 | 5,860 |

Our asset investment strategy focuses on maintaining a portfolio using primarily insurance funds, which are accounted for as investments and measured at fair value, in order to achieve our long-term investment objectives on a risk adjusted basis. Our general funding policy for these qualified pension plans is to contribute amounts sufficient to satisfy regulatory funding standards of the respective countries for each plan.

The fair values of our plan investments by asset category as of December 31, 2011 are as follows:

| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|
| | | (in thousands) | |
| Cash | $ 860 | $ 860 | $ — |
| Insurance funds | 7,120 | — | 7,120 |
| Total fair value of plan assets | $ 7,980 | $ 860 | $ 7,120 |

As the plan assets are not significant to our total company assets, no further breakdown is provided.

Annual benefit payments, including amounts to be paid from our assets for unfunded plans, and reflecting expected future service, as appropriate, are expected to be paid as follows:

| Year Ending December 31, | Estimated Annual Benefit Payments |
|---|---|
| | (in thousands) |
| 2012 | $ 2,913 |
| 2013 | 3,278 |
| 2014 | 4,007 |
| 2015 | 4,101 |
| 2016 | 4,705 |
| 2017 - 2021 | 24,470 |

**Note 9: Stock-Based Compensation**

We record stock-based compensation expense for awards of stock options, stock sold pursuant to our ESPP, and the issuance of restricted stock units and unrestricted stock awards. We expense stock-based compensation primarily using the straight-line method over the vesting requirement period. For the years ended December 31, stock-based compensation expense and the related tax benefit were as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (in thousands) | |
| Stock options | $ 1,445 | $ 3,994 | $ 6,903 |
| Restricted stock units | 13,842 | 14,230 | 9,306 |
| Unrestricted stock awards | 469 | 364 | 254 |
| ESPP | 655 | 519 | 519 |
| Total stock-based compensation | $ 16,411 | $ 19,107 | $ 16,982 |
| | | | |
| Related tax benefit | $ 4,478 | $ 5,402 | $ 4,329 |

We issue new shares of common stock upon the exercise of stock options or when vesting conditions on restricted stock units are fully satisfied.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Dividend yield | — | — | — |
| Expected volatility | 46.5% | 48.7% | 50.2% |
| Risk-free interest rate | 1.6% | 2.3% | 1.8% |
| Expected life (years) | 4.9 | 4.6 | 4.9 |

Expected volatility is based on a combination of historical volatility of our common stock and the implied volatility of our traded options for the related expected life period. We believe this combined approach is reflective of current and historical market conditions and an appropriate indicator of expected volatility. The risk-free interest rate is the rate available as of the award date on zero-coupon U.S. government issues with a term equal to the expected life of the award. The expected life is the weighted average expected life of an award based on the period of time between the date the award is granted and the date an estimate of the award is fully exercised. Factors considered in estimating the expected life include historical experience of similar awards, contractual terms, vesting schedules, and expectations of future employee behavior. We have not paid dividends in the past and do not plan to pay dividends in the foreseeable future.

Subject to stock splits, dividends, and other similar events, 3,500,000 shares of common stock are reserved and authorized for issuance under our 2010 Stock Incentive Plan (Stock Incentive Plan). Awards consist of stock options, restricted stock units, and unrestricted stock awards. At December 31, 2011, 2,235,171 shares were available for grant under the Stock Incentive Plan.

*Stock Options*

Options to purchase our common stock are granted to employees and the Board of Directors with an exercise price equal to the market close price of the stock on the date the Board of Directors approves the grant. Options generally become exercisable in three equal annual installments beginning one year from the date of grant and generally expire 10 years from the date of grant. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated based on our historical experience and future expectations.

A summary of our stock option activity for the years ended December 31 is as follows:

| | Shares | Weighted Average Exercise Price per Share | Weighted Average Remaining Contractual Life | Aggregate Intrinsic Value [1] | Weighted Average Grant Date Fair Value |
|---|---|---|---|---|---|
| | (in thousands) | | (years) | (in thousands) | |
| Outstanding, January 1, 2009 | 1,374 | $ 51.53 | 6.99 | $ 25,809 | |
| Granted | 50 | 57.96 | | | $ 25.94 |
| Exercised | (146) | 21.68 | | $ 4,889 | |
| Forfeited | (92) | 84.33 | | | |
| Expired | (7) | 57.23 | | | |
| Outstanding, December 31, 2009 | 1,179 | $ 52.93 | 5.90 | $ 22,863 | |
| Exercisable and expected to vest, December 31, 2009 | 1,168 | $ 52.67 | 5.88 | $ 22,826 | |
| Exercisable, December 31, 2009 | 972 | $ 47.39 | 5.40 | $ 22,343 | |
| Granted | 71 | 61.97 | | | $ 27.18 |
| Exercised | (148) | 40.51 | | $ 4,532 | |
| Outstanding, December 31, 2010 | 1,102 | $ 55.21 | 5.58 | $ 10,883 | |
| Exercisable and expected to vest, December 31, 2010 | 1,096 | $ 55.15 | 5.57 | $ 10,883 | |
| Exercisable, December 31, 2010 | 958 | $ 52.63 | 5.18 | $ 10,883 | |
| Granted | 113 | 51.12 | | | $ 21.38 |
| Exercised | (42) | 19.71 | | $ 1,283 | |
| Forfeited | (63) | 58.50 | | | |
| Expired | (1) | 7.00 | | | |
| Outstanding, December 31, 2011 | 1,109 | $ 55.97 | 4.51 | $ 2,323 | |
| Exercisable and expected to vest, December 31, 2011 | 1,103 | $ 56.02 | 4.48 | $ 2,322 | |
| Exercisable, December 31, 2011 | 1,013 | $ 56.42 | 4.07 | $ 2,321 | |

(1) The aggregate intrinsic value of outstanding stock options represents amounts that would have been received by the optionees had all in-the-money options been exercised on that date. Specifically, it is the amount by which the market value of Itron's stock exceeded the exercise price of the outstanding in-the-money options before applicable income taxes, based on our closing stock price on the last business day of the period. The aggregate intrinsic value of stock options exercised during the period is calculated based on our stock price at the date of exercise.

As of December 31, 2011, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $1.4 million, which is expected to be recognized over a weighted average period of approximately 1.9 years.

*Restricted Stock Units*

Certain employees and senior management receive restricted stock units as a component of their total compensation. The fair value of a restricted stock unit is the market close price of our common stock on the date of grant. Restricted stock units generally vest over a three year period. Compensation expense, net of forfeitures, is recognized over the vesting period.

Subsequent to vesting, the restricted stock units are converted into shares of our common stock on a one-for-one basis and issued to employees. We are entitled to an income tax deduction in an amount equal to the taxable income reported by the employees upon vesting of the restricted stock units.

The restricted stock units issued under the Long Term Performance Restricted Stock Unit Award Agreement (Performance Award Agreement) are determined based on the attainment of annual performance goals after the end of the calendar year performance period. During the year, if management determines that it is probable that the targets will be achieved, compensation expense, net of forfeitures, is recognized on a straight-line basis over the annual performance and subsequent vesting period for each separately vesting portion of the award. Performance awards typically vest and are released in three equal installments at the end of each year following attainment of the performance goals. For U.S. participants who retire during the performance period, a pro-rated number of restricted stock units (based on the number of days of employment during the performance period) immediately vest based on the attainment of the performance goals as assessed after the end of the performance period. During the vesting period, unvested restricted stock units immediately vest at the date of retirement for U.S. participants who retire during that period. For U.S. participants who are or will become retirement eligible during either the annual performance or vesting period, compensation expense is accelerated and recognized over the greater of the performance period (one year) or through the participant's retirement eligible date. For the 2011 performance awards, 61,500 restricted stock units became eligible for vesting with a grant date fair value of $56.73.

The following table summarizes restricted stock unit activity for the years ended December 31:

| | Number of Restricted Stock Units | Weighted Average Grant Date Fair Value | Aggregate Intrinsic Value[1] |
|---|---|---|---|
| | (in thousands) | | (in thousands) |
| Outstanding, January 1, 2009 | 313 | | |
| Granted | 60 | $ 69.39 | |
| Released | (30) | | $ 1,956 |
| Forfeited | (17) | | |
| Outstanding, December 31, 2009 | 326 | | |
| Granted[2] | 360 | $ 62.45 | |
| Released | (84) | | $ 5,733 |
| Forfeited | (14) | | |
| Outstanding, December 31, 2010 | 588 | | |
| Granted[2] | 355 | $ 54.71 | |
| Released | (271) | | $ 20,413 |
| Forfeited | (47) | | |
| Outstanding, December 31, 2011 | 625 | | |
| Expected to vest, December 31, 2011 | 541 | | $ 19,347 |

(1) The aggregate intrinsic value is the market value of the stock, before applicable income taxes, based on the closing price on the stock release dates or at the end of the period for restricted stock units expected to vest.

(2) These restricted stock units include 61,500 shares for the 2011 awards and 132,980 shares for the 2010 awards under the Performance Award Agreement, which are eligible for vesting at December 31 of each respective year.

At December 31, 2011, unrecognized compensation expense on restricted stock units was $18.3 million, which is expected to be recognized over a weighted average period of approximately 1.8 years.

*Unrestricted Stock Awards*

We issue unrestricted stock awards to our Board of Directors as part of their compensation. Awards are fully vested and expensed when issued. The fair value of unrestricted stock awards is the market close price of our common stock on the date of grant.

The following table summarizes unrestricted stock award activity for the years ended December 31:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Shares of unrestricted stock issued | 11,397 | 5,662 | 4,284 |
| Weighted average grant date fair value | $ 41.19 | $ 64.35 | $ 59.40 |

*Employee Stock Purchase Plan*

Under the terms of the ESPP, employees can deduct up to 10% of their regular cash compensation to purchase our common stock at a 15% discount from the fair market value of the stock at the end of each fiscal quarter, subject to other limitations under the plan. The sale of the stock to the employees occurs at the beginning of the subsequent quarter.

The following table summarizes ESPP activity for the years ended December 31:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Shares of stock sold to employees(1) | 98,653 | 51,210 | 61,407 |
| Weighted average fair value per ESPP award(2) | $ 6.22 | $ 9.27 | $ 8.54 |

(1) Stock sold to employees during each fiscal quarter under the ESPP is associated with the offering period ending on the last day of the previous fiscal quarter.

(2) Relating to awards associated with the offering period during the years ended December 31.

At December 31, 2011, all compensation cost associated with the ESPP had been recognized. There were approximately 98,000 shares of common stock available for future issuance under the ESPP at December 31, 2011.

## Note 10: Defined Contribution, Bonus, and Profit Sharing Plans

*Defined Contribution Plans*

In the United States, United Kingdom, Brazil, and certain other countries, we make contributions to defined contribution plans. For our U.S. employee savings plan, which represents a majority of our contribution expense, we provide a 50% match on the first 6% of the employee salary deferral, subject to statutory limitations. In 2009, we temporarily suspended the U.S. employee savings plan match from April 1 through December 31. For our international defined contribution plans, we provide various levels of contributions, based on salary, subject to stipulated or statutory limitations. The expense for our defined contribution plans was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Defined contribution plans expense | $ 7,228 | $ 6,217 | $ 3,380 |

*Bonus and Profit Sharing Plans*

We have employee bonus and profit sharing plans in which many of our employees participate. These plans provide award amounts for the achievement of annual performance and financial targets. Actual award amounts are determined at the end of the year if the performance and financial targets are met. As the bonuses are being earned during the year, we estimate a compensation accrual each quarter based on the progress towards achieving the goals, the estimated financial forecast for the year, and the probability of achieving results. Bonus and profit sharing plans expense was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Bonus and profit sharing plans expense | $ 28,926 | $ 46,782 | $ 13,316 |

**Note 11: Income Taxes**

The following table summarizes the provision (benefit) for U.S. federal, state, and foreign taxes on income from continuing operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Current: | | | |
| Federal | $ 5,472 | $ 10,486 | $ — |
| State and local | 2,045 | 765 | — |
| Foreign | 9,898 | 22,715 | 20,392 |
| Total current | 17,415 | 33,966 | 20,392 |
| Deferred: | | | |
| Federal | 17,861 | 7,216 | (39,311) |
| State and local | (2,099) | 3,340 | (3,341) |
| Foreign | (37,265) | (31,743) | (28,118) |
| Total deferred | (21,503) | (21,187) | (70,770) |
| Change in valuation allowance | 8,518 | 3,195 | 6,553 |
| Total provision (benefit) for income taxes | $ 4,430 | $ 15,974 | $ (43,825) |

A reconciliation of income taxes at the U.S. federal statutory rate of 35% to the consolidated actual tax rate is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Income (loss) before income taxes | | | |
| Domestic | $ 125,010 | $ 173,032 | $ 34,946 |
| Foreign | (630,737) | (52,288) | (81,020) |
| Total income (loss) before income taxes | $ (505,727) | $ 120,744 | $ (46,074) |
| Expected federal income tax provision (benefit) | $ (177,004) | $ 42,260 | $ (16,126) |
| Asset impairments | 207,054 | — | — |
| Change in valuation allowance | 8,518 | 3,195 | 6,553 |
| Stock-based compensation | 951 | 1,541 | 1,648 |
| Foreign earnings | (19,222) | (14,986) | (18,224) |
| Tax credits | (6,877) | (9,746) | (23,224) |
| Uncertain tax positions, including interest and penalties | (3,996) | (10,242) | 12,053 |
| Change in tax rates | (1,522) | (1,428) | 482 |
| U.S. tax provision (benefit) of foreign branch income (loss) | (1,156) | 333 | (6,262) |
| State income tax provision (benefit), net of federal effect | (768) | 1,968 | (3,193) |
| U.S. tax provision on foreign earnings | — | 279 | 7,932 |
| Other, net | (1,548) | 2,800 | (5,464) |
| Total provision (benefit) for income taxes | $ 4,430 | $ 15,974 | $ (43,825) |

Our tax provision for 2011 and 2010 and tax benefit for 2009 reflect benefits associated with lower statutory tax rates on foreign earnings as compared with our U.S. federal statutory rate, foreign interest expense deductions and an election under U.S. Internal Revenue Code Section 338 with respect to our foreign acquisition in 2007. No foreign tax benefit was recorded for the goodwill impairment charge in 2011. During 2010 we de-recognized a reserve for an uncertain tax position due to a change in the method of depreciation for certain foreign subsidiaries. In 2009 we recorded a benefit for foreign tax credit carryforwards resulting from the election to claim foreign taxes as a credit instead of deductions on our 2007 and 2008 U.S. federal income tax returns.

Deferred tax assets and liabilities consist of the following:

| | At December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Deferred tax assets | | |
| Loss carryforwards[1] | $ 61,330 | $ 53,213 |
| Accrued expenses | 27,103 | 30,798 |
| Warranty reserves | 21,230 | 10,332 |
| Tax credits[2] | 17,481 | 46,801 |
| Equity compensation | 10,526 | 11,206 |
| Depreciation and amortization | 9,241 | 10,916 |
| Pension plan benefits expense | 6,677 | 6,897 |
| Inventory valuation | 4,252 | 5,254 |
| Other deferred tax assets, net | 2,654 | 4,162 |
| Total deferred tax assets | 160,494 | 179,579 |
| Valuation allowance | (29,953) | (24,600) |
| Total deferred tax assets, net of valuation allowance | 130,541 | 154,979 |
| Deferred tax liabilities | | |
| Depreciation and amortization | (71,889) | (89,166) |
| Convertible debt | — | (19,844) |
| Tax effect of accumulated translation | (2,733) | (2,782) |
| Other deferred tax liabilities, net | (7,885) | (7,645) |
| Total deferred tax liabilities | (82,507) | (119,437) |
| Net deferred tax assets | $ 48,034 | $ 35,542 |

(1) For tax return purposes at December 31, 2011, we had U.S. federal loss carryforwards of $29.8 million that expire during the years 2020 through 2026. The remaining portion of the loss carryforwards are composed primarily of losses in various foreign jurisdictions. The majority of these losses can be carried forward indefinitely. At December 31, 2011, there was a valuation allowance of $30.0 million primarily associated with foreign loss carryforwards.

(2) For tax return purposes at December 31, 2011, we had: (1) federal and state research and development tax credits of $28.1 million, which begin to expire in 2020; (2) alternative minimum tax credits of $2.5 million that are carried forward indefinitely; and (3) foreign tax credits of $4.9 million, which begin to expire in 2019.

We record valuation allowances to reduce deferred tax assets to the extent we believe it is more likely than not that a portion of such assets will not be realized. In making such determinations, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and our ability to carry back losses to prior years. We are required to make assumptions and judgments about potential outcomes that lie outside management's control. Our most sensitive and critical factors are the projection, source, and character of future taxable income. Although realization is not assured, management believes it is more likely than not that deferred tax assets, net of valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented.

Our deferred tax assets at December 31, 2011 do not include the tax effect on $53.9 million of excess tax benefits from employee stock plan exercises. Common stock will be increased by $20.4 million when such excess tax benefits reduce cash taxes payable.

We do not provide U.S. deferred taxes on temporary differences related to our foreign investments that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $42.1 million and $21.3 million at

December 31, 2011 and 2010, respectively. Foreign taxes have been provided on these undistributed foreign earnings. Determination of the amount of any unrecognized deferred income tax liability on these temporary differences are not practicable because of the complexities of the hypothetical calculation.

We are subject to income tax in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered appropriate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

| | | |
|---|---|---|
| Unrecognized tax benefits at January 1, 2009 | $ | 37,644 |
| Gross increase to positions in prior years | | 8,958 |
| Gross decrease to positions in prior years | | (4,360) |
| Gross increases to current period tax positions | | 5,471 |
| Audit settlements | | (2,032) |
| Effect of change in exchange rates | | 525 |
| Unrecognized tax benefits at December 31, 2009 | $ | 46,206 |
| | | |
| Gross increase to positions in prior years | | 2,037 |
| Gross decrease to positions in prior years | | (11,700) |
| Gross increases to current period tax positions | | 13,743 |
| Audit settlements | | (2,049) |
| Decrease related to lapsing of statute of limitations | | (4,002) |
| Effect of change in exchange rates | | (2,060) |
| Unrecognized tax benefits at December 31, 2010 | $ | 42,175 |
| | | |
| Gross increase to positions in prior years | | 2,132 |
| Gross decrease to positions in prior years | | (16,603) |
| Gross increases to current period tax positions | | 1,866 |
| Audit settlements | | (1,871) |
| Decrease related to lapsing of statute of limitations | | (2,888) |
| Effect of change in exchange rates | | (74) |
| Unrecognized tax benefits at December 31, 2011 | $ | 24,737 |

| | At December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| The amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate | $ 24,451 | $ 30,832 | $ 46,206 |

We classify interest expense and penalties related to unrecognized tax liabilities and interest income on tax overpayments as components of income tax expense. The net interest and penalties expense (benefit) recognized is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Net interest and penalties expense (benefit) | $ (795) | $ 498 | $ 1,476 |

| | At December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Accrued interest | $ 3,781 | $ 4,403 |
| Accrued penalties | 2,766 | 3,233 |

We believe it is reasonably possible that our unrecognized tax benefits may decrease by approximately $10.5 million within the next twelve months due to the expiration of the statute of limitations, and completion of examinations by taxing authorities. At December 31, 2011, we are not able to reasonably estimate the timing of future cash flows relating to our uncertain tax positions.

We file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. We are subject to income tax examination by tax authorities in our major tax jurisdictions as follows:

| Tax Jurisdiction | Years Subject to Audit |
|---|---|
| U.S. federal | Subsequent to 1998 |
| France | Subsequent to 2008 |
| Germany | Subsequent to 2005 |
| Spain | Subsequent to 2005 |
| United Kingdom | Subsequent to 2005 |

## Note 12: Commitments and Contingencies

*Commitments*

Operating lease rental expense for factories, service and distribution locations, offices, and equipment was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Rental expense | $ 18,513 | $ 15,530 | $ 15,882 |

Future minimum lease payments at December 31, 2011, under noncancelable operating leases with initial or remaining terms in excess of one year are as follows:

| | Minimum Payments |
|---|---|
| | (in thousands) |
| 2012 | $ 13,331 |
| 2013 | 10,061 |
| 2014 | 7,715 |
| 2015 | 5,735 |
| 2016 | 5,241 |
| Beyond 2016 | 6,343 |
| Future minimum lease payments | $ 48,426 |

Rent expense is recognized straight-line over the lease term, including renewal periods if reasonably assured. We lease most of our sales and distribution locations, and administration offices. Our leases typically contain renewal options similar to the original terms with lease payments that increase based on the consumer price index.

*Guarantees and Indemnifications*

We are often required to obtain standby letters of credit (LOC's) or bonds in support of our obligations for customer contracts. These standby LOC's or bonds typically provide a guarantee to the customer for future performance, which usually covers the installation phase of a contract and may on occasion cover the operations and maintenance phase of outsourcing contracts.

Our available lines of credit, outstanding standby LOC's, and bonds are as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| Credit facilities[1] | | |
| Multicurrency revolving line of credit | $ 500,000 | $ 240,000 |
| Long-term borrowings | (160,000) | — |
| Standby LOC's issued and outstanding | (44,549) | (43,540) |
| Net available for additional borrowings and LOC's | $ 295,451 | $ 196,460 |
| | | |
| Unsecured multicurrency revolving lines of credit with various financial institutions | | |
| Multicurrency revolving line of credit | $ 67,968 | $ 49,122 |
| Standby LOC's issued and outstanding | (28,733) | (21,784) |
| Short-term borrowings[2] | — | (66) |
| Net available for additional borrowings and LOC's | $ 39,235 | $ 27,272 |
| | | |
| Unsecured surety bonds in force | $ 139,954 | $ 120,109 |

(1) Refer to Note 6 for details regarding our secured credit facilities.

(2) Short-term borrowings are included in "Other current liabilities" on the Consolidated Balance Sheets.

In the event any such standby LOC or bond is called, we would be obligated to reimburse the issuer of the standby LOC or bond; however, we do not believe that any outstanding LOC or bond will be called.

We generally provide an indemnification related to the infringement of any patent, copyright, trademark, or other intellectual property right on software or equipment within our sales contracts, which indemnifies the customer from and pays the resulting costs, damages, and attorney's fees awarded against a customer with respect to such a claim provided that (a) the customer promptly notifies us in writing of the claim and (b) we have the sole control of the defense and all related settlement negotiations. We may also provide an indemnification to our customers for third party claims resulting from damages caused by the negligence or willful misconduct of our employees/agents in connection with the performance of certain contracts. The terms of our indemnifications generally do not limit the maximum potential payments. It is not possible to predict the maximum potential amount of future payments under these or similar agreements.

*Legal Matters*

We are subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. Our policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue. A liability is recorded and charged to operating expense when we determine that a loss is probable and the amount can be reasonably estimated. Additionally, we disclose contingencies for which a material loss is reasonably possible, but not probable. Liabilities recorded for legal contingencies at December 31, 2011 were not material to our financial condition or results of operations.

In 2010 and 2011, Transdata Incorporated (Transdata) filed lawsuits against three of our customers, CenterPoint Energy (CenterPoint), TriCounty Electric Cooperative, Inc. (Tri-County), and San Diego Gas & Electric Company (San Diego), as well as several other utilities, alleging infringement of three patents owned by Transdata related to the use of an antenna in a meter. Pursuant to our contractual obligations with these customers, we agreed to indemnify and defend them in these lawsuits. The complaints seek unspecified damages as well as injunctive relief. CenterPoint, Tri-County, and San Diego have denied all of the substantive allegations and filed counterclaims seeking a declaratory judgment that the patents are invalid and not infringed. In December 2011, the Judicial Panel on Multi-District Litigation consolidated all of these cases in the Western District of Oklahoma for pretrial proceedings. We believe these claims are without merit and we intend to vigorously defend our interests. We do not believe this matter will have a material adverse effect on our business or financial condition, although an unfavorable outcome could have a material adverse effect on our results of operations for the period in which such a loss is recognized.

On February 23, 2011, a class action lawsuit was filed in U.S. Federal Court for the Eastern District of Washington alleging a violation of federal securities laws relating to a restatement of our financial results for the quarters ended March 31, June 30, and September 30, 2010. These revisions were made primarily to defer revenue that had been incorrectly recognized on one contract due to a misinterpretation of an extended warranty obligation. The effect was to reduce revenue and earnings in each of the first three quarters of the year. For the first nine months of 2010, total revenue was reduced by $6.1 million and diluted EPS was reduced by $0.11. We believe the facts and legal claims alleged are without merit and we intend to vigorously defend our interests.

In March 2011, a lawsuit was filed in the Superior Court of the State of Washington, in and for Spokane County against certain officers and directors seeking unspecified damages on behalf of Itron, Inc. The complaint alleges that the defendants breached their fiduciary obligations to Itron with respect to the restatement of Itron's financial results for the quarters ended March 31, June 30, and September 30, 2010. This lawsuit is a shareholder derivative action that purports to assert claims on behalf of Itron, Inc. Defendants believe they have valid defenses and intend to defend themselves vigorously.

In June 2011, a lawsuit was filed in the United States District Court for the Eastern District of Texas alleging infringement of three patents owned by EON Corp. IP Holdings, LLC (EON), related to two-way communication networks, network components, and related software platforms. The complaint seeks unspecified damages as well as injunctive relief. We believe these claims are without merit and we intend to vigorously defend our interests. We do not believe this matter will have a material adverse effect on our business or financial condition, although an unfavorable outcome could have a material adverse effect on our results of operations for the period in which the claim is resolved.

*Warranty*

A summary of the warranty accrual account activity is as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Beginning balance | $ 51,283 | $ 33,873 |
| New product warranties | 8,305 | 12,981 |
| Other changes/adjustments to warranties | 50,104 | 25,598 |
| Reclassification from other current liabilities | — | 2,878 |
| Claims activity | (28,565) | (24,040) |
| Effect of change in exchange rates | (1,591) | (7) |
| Ending balance | 79,536 | 51,283 |
| Less: current portion of warranty | 52,588 | 24,912 |
| Long-term warranty | $ 26,948 | $ 26,371 |

Total warranty expense is classified within cost of revenues and consists of new product warranties issued and other changes and adjustments to warranties.

Warranty expense associated with our segments for the years ended December 31 is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Itron North America | $ 37,704 | $ 17,630 | $ 12,192 |
| Itron International | 12,147 | 20,949 | 2,857 |
| Total warranty expense | $ 49,851 | $ 38,579 | $ 15,049 |

Itron North America warranty charges for the year ended December 31, 2011 reflect $12.6 million associated with a defective vendor supplied component, $4.7 million due to corrective actions for specific customers, and $6.6 million resulted from the identification of a specific batch of C&I meters that were manufactured with a misaligned automated solder-feeder. Warranty expense for the year ended December 31, 2011 for Itron International reflects the benefit of an $8.6 million recovery from a third party, associated with the settlement of product claims in Sweden in 2010. The increase in Itron International's warranty expense in 2010 was primarily the result of $14.4 million recorded for arbitration claims in Sweden, which were settle in the third quarter of 2010.

*Extended Warranty*

A summary of changes to unearned revenue for extended warranty contracts is as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (in thousands) | |
| Beginning balance | $ 14,637 | $ 5,870 |
| Unearned revenue for new extended warranties | 11,099 | 10,308 |
| Unearned revenue recognized | (1,233) | (1,541) |
| Effect of change in exchange rates | (55) | — |
| Ending balance | 24,448 | 14,637 |
| Less: current portion of unearned revenue for extended warranty | 1,305 | 1,130 |
| Long-term unearned revenue for extended warranty within Other long-term obligations | $ 23,143 | $ 13,507 |

*Health Benefits*

We are self insured for a substantial portion of the cost of our U.S. employee group health insurance. We purchase insurance from a third party, which provides individual and aggregate stop loss protection for these costs. Each reporting period, we expense the costs of our health insurance plan including paid claims, the change in the estimate of incurred but not reported (IBNR) claims, taxes, and administrative fees (collectively, the plan costs).

Plan costs are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (in thousands) | | |
| Plan costs | $ 24,331 | $ 20,548 | $ 19,802 |

IBNR accrual, which is included in wages and benefits payable, are as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (in thousands) | |
| IBNR accrual | $ 2,460 | $ 2,056 |

Our IBNR accrual and expenses may fluctuate due to the number of plan participants, claims activity, and deductible limits. For our employees located outside of the United States, health benefits are provided primarily through governmental social plans, which are funded through employee and employer tax withholdings.

**Note 13: Restructuring**

On October 26, 2011, our management announced the approval of projects to restructure our manufacturing operations to increase efficiency and lower our cost of manufacturing. Under the restructuring, we are implementing projects to close or consolidate several of our manufacturing facilities. Approximately one-third of our 31 global manufacturing locations will be impacted: six manufacturing facilities will be closed or sold, and operations at several other facilities will be reduced. Overall, we expect to reduce our workforce by approximately 7.5%.

We began implementing these projects in the fourth quarter of 2011, and we expect to substantially complete these projects by the end of 2013. Certain projects are subject to a variety of labor and employment laws, rules, and regulations, which could result in a delay in implementing projects at some locations. Future real estate market conditions may impact the timing of our ability to sell some of the manufacturing facilities we have designated for closure and disposal. This may delay the completion of the restructuring projects beyond 2013.

The total expected, recognized, and remaining restructuring related costs as of December 31, 2011 are as follows:

| | Total Expected Costs | Costs Recognized | Remaining Costs to be Recognized |
|---|---|---|---|
| | | (in thousands) | |
| Employee severance costs | $ 52,031 | $ 42,530 | $ 9,501 |
| Asset impairments | 25,547 | 25,144 | 403 |
| Other restructuring costs | 7,913 | 408 | 7,505 |
| Total | $ 85,491 | $ 68,082 | $ 17,409 |
| *Segments:* | | | |
| Itron North America | $ 16,138 | $ 15,650 | $ 488 |
| Itron International | 61,884 | 51,544 | 10,340 |
| Corporate unallocated | 7,469 | 888 | 6,581 |
| Total | $ 85,491 | $ 68,082 | $ 17,409 |

Costs associated with restructuring activities are generally presented in the Consolidated Statements of Operations as "Restructuring," except for certain costs associated with inventory write-downs, which are classified within "Cost of revenues," and accelerated depreciation expense, which is recognized according to the use of the asset.

Asset impairments are determined at the asset group level. Assets held for sale are classified within other current assets and are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated or amortized. During the fourth quarter of 2011, as part of our restructuring plans, within our North America operating segment, we classified a small facility and the long-lived assets associated with the business as held for sale. As a result, approximately $3.6 million from property, plant, and equipment, $2.6 million from intangible assets, and $6.7 million from goodwill were transferred to "Other current assets" as of December 31, 2011. The carrying value of these assets was reduced by $12.1 million and charged to restructuring expense to reflect the estimated selling price less costs to sell. We expect to sell the business in 2012. For our North America operating segment, we also recognized an impairment charge of $328,000 related to property, plant and equipment to be disposed of, which are not classified as held for sale. See the fair value disclosures related to these assets below.

Asset impairments within our International operating segment include:

1. impairments of $7.8 million on the land and buildings at three manufacturing sites, each designated as an asset group and classified as held and used;
2. impairments of $3.9 million of machinery and equipment, computers, and purchased software to be disposed of; and
3. impairments of $1.0 million of goodwill associated with a business to be sold.

The following table summarizes the activity within the restructuring related balance sheet accounts during the year ended December 31, 2011:

| | Accrued Employee Severance | Asset Impairments & Net Gain (Loss) on Sale or Disposal | Other Accrued Costs | Total |
|---|---|---|---|---|
| | | (in thousands) | | |
| Beginning balance, January 1 | $ — | $ — | $ — | $ — |
| Costs incurred and charged to expense | 42,530 | 25,144 | 408 | 68,082 |
| Cash payments | (12,798) | — | (8) | (12,806) |
| Non-cash items | — | (25,144) | — | (25,144) |
| Effect of change in exchange rates | (1,564) | — | (1) | (1,565) |
| Ending balance, December 31 | $ 28,168 | $ — | $ 399 | $ 28,567 |

The current and long-term portions of the restructuring related liability balance as of December 31, 2011 were $25.6 million and

$3.0 million, which are classified within "Other current assets" and "Other long-term assets", respectively, on the Consolidated Balance Sheets.

In conjunction with our restructuring projects, certain long-lived assets have been impaired and are recognized at fair value in the consolidated balance sheets. The following table includes long-lived assets held for sale and long-lived assets held and used that were measured at fair value on a nonrecurring basis as of December 31, 2011, and the related recognized losses for the year ended December 31, 2011:

| | Net Carrying Value | Fair Value Measurement (Level 3) | Total Loss Recognized |
|---|---|---|---|
| | | (in thousands) | |
| Long-lived assets held for sale | $ 898 | $ 898 | $ 13,151 |
| Long-lived assets held and used | 8,558 | 8,558 | 7,754 |
| | | | $ 20,905 |

Long-lived assets held for sale encompass two disposal groups, each representing a business. Long lived assets consist of land, building, machinery and equipment, intangible assets, and goodwill. The fair value of the disposal groups was determined based on the expected proceeds from their pending sales. Selling costs for these business are not material. Goodwill in the amount of $7.7 million associated with these businesses was fully impaired, which is included in the total loss recognized. The net book value of intangible assets totaling $2.6 million was substantially impaired and included in the loss recognized.

Long-lived assets held and used consist of land and buildings. The fair value of these assets was determined based on the market approach using similar properties in their respective geographies.

We expect to achieve annualized cost savings of approximately $30 million by the end of 2013. In 2012, we anticipate annualized savings of approximately $15 million. Revenues and net operating income from the activities we will exit are not material to our operating segments or consolidated results.

## Note 14: Shareholders' Equity

*Shareholder Rights Plan*

On November 4, 2002, the Board of Directors authorized the implementation of a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (Right) for each outstanding share of common stock, without par value. The Rights will separate from the common stock and become exercisable following the earlier of (i) the close of business on the tenth business day after a public announcement that a person or group (including any affiliate or associate of such person or group) has acquired beneficial ownership of 15% or more of the outstanding common shares and (ii) the close of business on such date, if any, as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding common shares, which could result in the offeror becoming the beneficial owner of 15% or more of the outstanding common shares (the earlier of such dates being the distribution date). After the distribution date, each Right will entitle the holder to purchase, for $160, one one-hundredth (1/100) of a share of Series R Cumulative Participating Preferred Stock of the Company (a Preferred Share) with economic terms similar to that of one common share.

In the event a person or group becomes an acquiring person, the Rights will entitle each holder of a Right to purchase, for the purchase price, that number of common shares equivalent to the number of common shares, which at the time of the transaction would have a market value of twice the purchase price. Any Rights that are at any time beneficially owned by an acquiring person will be null and void and nontransferable and any holder of any such Right will be unable to exercise or transfer any such Right. If, at any time after any person or group becomes an acquiring person, we are acquired in a merger or other business combination with another entity, or if 50% or more of its assets or assets accounting for 50% or more of its net income or revenues are transferred, each Right will entitle its holder to purchase, for the purchase price, that number of shares of common stock of the person or group engaging in the transaction having a then current market value of twice the purchase price. At any time after any person or group becomes an acquiring person, but before a person or group becomes the beneficial owner of more than 50% of the common shares, the Board of Directors may elect to exchange each Right for consideration per Right consisting of one-half of the number of common shares that would be issuable at such time on the exercise of one Right and without payment of the purchase price. At any time prior to any person or group becoming an acquiring person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment as provided in the Rights Agreement. The Rights are not exercisable until the distribution date and will expire on December 11, 2012, unless earlier redeemed or exchanged by us.

The terms of the Rights and the Rights Agreement may be amended without the approval of any holder of the Rights, at any time prior to the distribution date. Until a Right is exercised, the holder thereof will have no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends. In order to preserve the actual or potential economic value of the Rights, the number of Preferred Shares or other securities issuable upon exercise of the Right, the purchase price, the redemption price, and the number of Rights associated with each outstanding common share are all subject to adjustment by the Board of Directors pursuant to certain customary antidilution provisions. The Rights distribution should not be taxable for federal income tax purposes. Following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

*Stock Repurchase Plan*

On October 24, 2011, our Board of Directors authorized a twelve-month repurchase program of up to $100 million of our common stock, which will expire on October 23, 2012. Repurchases are made in the open market or in privately negotiated transactions, and in accordance with applicable securities laws. Refer to Note 18 for additional disclosures on our stock repurchase plan.

*Other Comprehensive Income (Loss)*

Other comprehensive income (loss) is reflected as a net increase (decrease) to shareholders' equity and is not reflected in our results of operations. The changes in the components of accumulated other comprehensive income (loss), net of tax, were as follows:

| | Foreign Currency Translation Adjustments | Net Unrealized Gain (Loss) on Derivative Instruments | Net Unrealized Gain (Loss) on Nonderivative Instruments | Pension Plan Benefit Liability Adjustments | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| Balances at December 31, 2008 | $ 57,173 | $ (10,797) | $ (18,975) | $ 6,692 | $ 34,093 |
| Current period other comprehensive income (loss) | 40,992 | 1,836 | (2,364) | (3,427) | 37,037 |
| Balances at December 31, 2009 | $ 98,165 | $ (8,961) | $ (21,339) | $ 3,265 | $ 71,130 |
| Current period other comprehensive income (loss) | (124,191) | 4,441 | 15,825 | (2,179) | (106,104) |
| Balances at December 31, 2010 | $ (26,026) | $ (4,520) | $ (5,514) | $ 1,086 | $ (34,974) |
| Current period other comprehensive income (loss) | 1,308 | 4,520 | (8,866) | 852 | (2,186) |
| Balances at December 31, 2011 | $ (24,718) | $ — | $ (14,380) | $ 1,938 | $ (37,160) |

The before-tax amount, income tax (provision) benefit, and net-of-tax amount related to each component of other comprehensive income (loss) during the reporting periods were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| **Before-tax amount** | | | |
| Foreign currency translation adjustment | $ 1,101 | $ (121,031) | $ 47,706 |
| Net unrealized gain (loss) on derivative instruments designated as cash flow hedges | 3,054 | (4,541) | (11,023) |
| Net unrealized gain (loss) on a nonderivative net investment hedging instrument | (14,278) | 25,760 | (3,866) |
| Net hedging (gain) loss reclassified into net income (loss) | 4,200 | 11,829 | 13,975 |
| Pension plan benefits liability adjustment | 717 | (3,074) | (4,533) |
| **Total other comprehensive income (loss), before tax** | (5,206) | (91,057) | 42,259 |
| **Tax (provision) benefit** | | | |
| Foreign currency translation adjustment | 207 | (3,160) | (6,714) |
| Net unrealized gain (loss) on derivative instruments designated as cash flow hedges | (1,145) | 1,611 | 4,247 |
| Net unrealized gain (loss) on a nonderivative net investment hedging instrument | 5,412 | (9,935) | 1,502 |
| Net hedging (gain) loss reclassified into net income (loss) | (1,589) | (4,458) | (5,363) |
| Pension plan benefits liability adjustment | 135 | 895 | 1,106 |
| **Total other comprehensive income (loss) tax (provision) benefit** | 3,020 | (15,047) | (5,222) |
| **Net-of-tax amount** | | | |
| Foreign currency translation adjustment | 1,308 | (124,191) | 40,992 |
| Net unrealized gain (loss) on derivative instruments designated as cash flow hedges | 1,909 | (2,930) | (6,776) |
| Net unrealized gain (loss) on a nonderivative net investment hedging instrument | (8,866) | 15,825 | (2,364) |
| Net hedging (gain) loss reclassified into net income (loss) | 2,611 | 7,371 | 8,612 |
| Pension plan benefits liability adjustment | 852 | (2,179) | (3,427) |
| **Total other comprehensive income (loss), net of tax** | $ (2,186) | $ (106,104) | $ 37,037 |

## Note 15: Fair Values of Financial Instruments

The fair values at December 31, 2011 and 2010 do not reflect subsequent changes in the economy, interest rates, tax rates, and other variables that may affect the determination of fair value.

| | December 31, 2011 | | December 31, 2010 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | | (in thousands) | | |
| Assets | | | | |
| Cash and cash equivalents | $ 133,086 | $ 133,086 | $ 169,477 | $ 169,477 |
| Foreign exchange forwards | 241 | 241 | 63 | 63 |
| Liabilities | | | | |
| 2011 credit facility | | | | |
| USD denominated term loan | $ 292,502 | $ 296,856 | $ — | $ — |
| Multicurrency revolving line of credit | 160,000 | 163,269 | — | — |
| 2007 credit facility | | | | |
| USD denominated term loan | — | — | 218,642 | 219,462 |
| EUR denominated term loan | — | — | 174,031 | 174,684 |
| Convertible senior subordinated notes | — | — | 218,268 | 236,461 |
| Interest rate swaps | — | — | 6,820 | 6,820 |
| Foreign exchange forwards | 222 | 222 | 457 | 457 |

The following methods and assumptions were used in estimating fair values:

*Cash and cash equivalents:* Due to the liquid nature of these instruments, the carrying value approximates fair value.

*2011 Credit Facility - term loan and multicurrency revolving line of credit:* The term loan and revolver, which we entered into on August 5, 2011, are not traded publicly. The fair value is calculated using a discounted cash flow model with significant inputs that are corroborated by observable market data, including estimates of incremental borrowing rates for debt with similar terms, maturities, and credit profiles. Refer to Note 6 for a further discussion of our debt.

*2007 Credit Facility - term loans:* On August 8, 2011, we repaid the remaining balance on our 2007 credit facility using proceeds from our 2011 credit facility. At December 31, 2010, the fair value was based on quoted prices from recent trades of the term loans. Refer to Note 6 for a further discussion of our debt.

*Convertible senior subordinated notes:* During 2011, the convertible notes were repurchased and redeemed using a combination of cash on hand and borrowings under our credit facilities. At December 31, 2010, the fair value was based on quoted prices from recent broker trades of the convertible notes. Refer to Note 6 for a further discussion of our debt.

*Derivatives:* Refer to Note 7 for a description of our methods and assumptions in determining the fair value of our derivatives, which were determined using fair value measurements of significant other observable inputs (Level 2).

## Note 16: Segment Information

We have two operating segments: Itron North America and Itron International. Itron North America generates the majority of its revenues in the United States and Canada, while Itron International generates the majority of its revenues in EMEA (Europe, Middle East, and Africa), and the balance primarily in South America and Asia/Pacific.

In March 2011, we announced the reorganization of our global organization in which the Company will be managed under two operating segments, Energy and Water. Although certain management positions of the Company's two new operating segments were identified, the transition to the new organizational structure, including changes to operations and financial and operational management systems is ongoing. Therefore, throughout 2011, management and external financial reporting are based on the current geographic operating segments, Itron North America and Itron International, as the new segment information will not be available until changes to the operations have occurred and new systems and processes are deployed, which will be completed in the first quarter of 2012. We will report Energy and Water operating segments in the first quarter of 2012.

We have three measures of segment performance: revenue, gross profit (margin), and operating income (margin). Intersegment revenues were minimal. Corporate operating expenses, interest income, interest expense, other income (expense), and income tax provision (benefit) are not allocated to the segments, nor included in the measure of segment profit or loss.

Due to a decline in our market capitalization in September 2011, an impairment test of goodwill was performed as of September 30, 2011. instead of our October 1 testing date, resulting in a goodwill write-down of $584.8 million during 2011. The goodwill impairment was associated with two reporting units from the Itron International operating segment.

### Segment Products

| | |
|---|---|
| *Itron North America* | Standard electricity (electronic), gas, and water meters; advanced and smart electricity and water meters and communication modules; advanced and smart gas communication modules; advanced systems including handheld, mobile, and fixed network collection technologies; smart network technologies; meter data management software; knowledge application solutions; and professional services including implementation, installation, consulting, and analysis. |
| *Itron International* | Standard electricity (electromechanical and electronic), gas, and water meters; advanced electricity, gas, and water meters; advanced water communication modules; smart electricity meters and communication modules; prepayment systems, including smart key, keypad, and smart card communication technologies; advanced systems including handheld, mobile, and fixed network collection technologies; smart network technologies; meter data management software; knowledge application solutions; and professional services including implementation, installation, consulting/analysis, and system management. |

Revenues, gross profit, and operating income associated with our segments were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| **Revenues** | | | |
| Itron North America | $ 1,192,665 | $ 1,177,391 | $ 615,731 |
| Itron International | 1,241,459 | 1,081,880 | 1,071,716 |
| Total Company | $ 2,434,124 | $ 2,259,271 | $ 1,687,447 |
| **Gross profit** | | | |
| Itron North America | $ 387,618 | $ 394,247 | $ 211,682 |
| Itron International | 355,360 | 303,992 | 325,774 |
| Total Company | $ 742,978 | $ 698,239 | $ 537,456 |
| **Operating income (loss)** | | | |
| Itron North America | $ 168,583 | $ 201,410 | $ 36,931 |
| Itron International | (585,189) | 26,363 | 37,614 |
| Corporate unallocated | (42,577) | (43,576) | (29,518) |
| Total Company | (459,183) | 184,197 | 45,027 |
| Total other income (expense) | (46,544) | (63,453) | (91,101) |
| Income (loss) before income taxes | $ (505,727) | $ 120,744 | $ (46,074) |

For the year ended December 31, 2011, no single customer represented more than 10% of total Company or Itron International revenues, and two customers each accounted for more than 10% of Itron North America revenues.

For the year ended December 31, 2010, one Itron North America customer accounted 11% of total Company revenues, and three customers each accounted for more than 10% of Itron North America revenues. No single customer represented more than 10% of Itron International revenues in 2010.

For the year ended December 31, 2009, no single customer represented more than 10% of total Company or operating segment revenues.

Total assets by operating segments were as follows:

| | At December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Itron North America/Corporate[1] | $ 733,332 | $ 754,974 | $ 752,008 |
| Itron International | 1,344,619 | 2,002,944 | 2,139,137 |
| Eliminations | (13,669) | (12,121) | (36,524) |
| Total assets | $ 2,064,282 | $ 2,745,797 | $ 2,854,621 |

[1] We do not allocate assets between the Itron North America operating segment and Corporate.

Revenues by region were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| United States and Canada | $ 1,182,775 | $ 1,168,523 | $ 606,472 |
| Europe | 836,447 | 756,013 | 806,540 |
| Other | 414,902 | 334,735 | 274,435 |
| Total revenues | $ 2,434,124 | $ 2,259,271 | $ 1,687,447 |

Property, plant, and equipment, net, by geographic area were as follows:

| | At December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| United States | $ 107,153 | $ 115,499 | $ 116,081 |
| Outside United States | 155,517 | 183,743 | 202,136 |
| Total property, plant, and equipment, net | $ 262,670 | $ 299,242 | $ 318,217 |

Depreciation and amortization expense associated with our segments was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | (in thousands) | |
| Itron North America | $ 45,361 | $ 45,960 | $ 48,215 |
| Itron International | 84,087 | 85,243 | 107,513 |
| Corporate Unallocated | 18 | 2 | 9 |
| Total Company | $ 129,466 | $ 131,205 | $ 155,737 |

**Note 17: Quarterly Results (Unaudited)**

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total Year |
|---|---|---|---|---|---|
| | (in thousands, except per common share and stock price data) | | | | |
| **2011** | | | | | |
| *Statement of operations data:* | | | | | |
| Revenues | $ 563,691 | $ 612,401 | $ 615,555 | $ 642,477 | $ 2,434,124 |
| Gross profit | 184,110 | 191,083 | 176,178 | 191,607 | 742,978 |
| Net income (loss) | 27,120 | 34,436 | (517,082) | (54,631) | (510,157) |
| Earnings (loss) per common share - Basic | $ 0.67 | $ 0.85 | $ (12.70) | $ (1.35) | $ (12.56) |
| Earnings (loss) per common share - Diluted | $ 0.66 | $ 0.84 | $ (12.70) | $ (1.35) | $ (12.56) |
| *Stock Price:* | | | | | |
| High | 64.04 | 55.99 | 49.40 | 38.49 | 64.04 |
| Low | 51.12 | 46.68 | 29.50 | 27.52 | 27.52 |
| **2010** | | | | | |
| *Statement of operations data:* | | | | | |
| Revenues | $ 497,623 | $ 567,339 | $ 573,651 | $ 620,658 | $ 2,259,271 |
| Gross profit | 157,064 | 174,056 | 181,763 | 185,356 | 698,239 |
| Net income | 25,250 | 25,311 | 27,639 | 26,570 | 104,770 |
| Earnings (loss) per common share - Basic | $ 0.63 | $ 0.63 | $ 0.68 | $ 0.66 | $ 2.60 |
| Earnings (loss) per common share - Diluted | $ 0.62 | $ 0.61 | $ 0.68 | $ 0.65 | $ 2.56 |
| *Stock Price:* | | | | | |
| High | 75.96 | 81.95 | 66.87 | 67.58 | 81.95 |
| Low | 59.12 | 61.60 | 52.05 | 52.03 | 52.03 |

During 2011, we incurred a goodwill impairment charge of $584.8 million. In addition, restructuring projects were approved to increase efficiency and lower our cost of manufacturing, for which we incurred costs of $68.1 million in 2011. Refer to Note 5 and Note 13 for further disclosures on the goodwill impairment and restructuring charges, respectively.

## Note 18: Subsequent Events

*Stock Repurchase*

Subsequent to December 31, 2011 and through February 16, 2012, we repurchased 282,090 shares of our common stock, including 60,200 shares executed during December 2011 but settled in January 2012, under the stock repurchase program authorized by the Board of Directors on October 24, 2011. The average price paid per share was $37.56.

*Business Acquisition*

On February 15, 2012, we signed an Agreement and Plan of Merger (Merger Agreement) with SmartSynch, Inc. (SmartSynch). SmartSynch is a provider of point-to-point smart grid solutions that utilize cellular networks for communications. We have partnered with SmartSynch for more than a decade, delivering integrated solutions to some of our largest smart grid customers. Our technologies are complementary and together provide options to tailor solutions for multiple customer scenarios.

The estimated total purchase price of SmartSynch is approximately $100 million in cash. Completion of this acquisition is expected in the second quarter of 2012.

## ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with our independent accountants on accounting and financial disclosure matters within the three year period ended December 31, 2011, or in any period subsequent to such date, through the date of this report.

## ITEM 9A: CONTROLS AND PROCEDURES

### (i) Evaluation of disclosure controls and procedures.

An evaluation was performed under the supervision and with the participation of our Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934 as amended. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2011, the Company's disclosure controls and procedures were effective to ensure the information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

### (ii) Internal Control Over Financial Reporting.

(a) *Management's Annual Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control— Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that is included in this Annual Report on Form 10-K.

(b) *Changes in internal control over financial reporting.* The Company's disclosure controls, including the Company's internal controls, are designed to provide a reasonable level of assurance that the stated objectives are met. We concluded, as stated in (a) above, that the Company's internal control over financial reporting was effective in providing this reasonable level of assurance as of December 31, 2011. The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls or internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the fact that judgments in decision-making can be faulty. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be prevented or detected.

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

(c) *Report of Independent Registered Public Accounting Firm.*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Itron, Inc.,

We have audited Itron, Inc.'s internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Itron, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Itron, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Itron, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 16, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Seattle, Washington
February 16, 2012

## ITEM 9B: OTHER INFORMATION

No information was required to be disclosed in a report on Form 8-K during the fourth quarter of 2011 that was not reported.

## PART III

### ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The section entitled "Proposal 1 – Election of Directors" appearing in our Proxy Statement for the Annual Meeting of Shareholders to be held on May 4, 2012 (the 2012 Proxy Statement) sets forth certain information with regard to our directors as required by Item 401 of Regulation S-K and is incorporated herein by reference.

Certain information with respect to persons who are or may be deemed to be executive officers of Itron, Inc. as required by Item 401 of Regulation S-K is set forth under the caption "Management" in Part I of this Annual Report on Form 10-K.

The section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in the 2012 Proxy Statement sets forth certain information as required by Item 405 of Regulation S-K and is incorporated herein by reference.

The section entitled "Corporate Governance" appearing in the 2012 Proxy Statement sets forth certain information with respect to the Registrant's code of conduct and ethics as required by Item 406 of Regulation S-K and is incorporate herein by reference. Our code of ethics can be accessed on our website, at www.itron.com under the Investors section.

There were no material changes to the procedures by which security holders may recommend nominees to the registrant's board of directors during 2012, as set forth by Item 407(c)(3) of Regulation S-K.

The section entitled "Corporate Governance" appearing in the 2012 Proxy Statement sets forth certain information regarding the Audit/Finance Committee, including the members of the Committee and the Audit/Finance Committee financial experts, as set forth by Item 407(d)(4) and (d)(5) of Regulation S-K and is incorporate herein by reference.

### ITEM 11: EXECUTIVE COMPENSATION

The sections entitled "Compensation of Directors" and "Executive Compensation" appearing in the 2012 Proxy Statement set forth certain information with respect to the compensation of directors and management of Itron as required by Item 402 of Regulation S-K and are incorporated herein by reference.

The section entitled "Corporate Governance" appearing in the 2012 Proxy Statement sets forth certain information regarding members of the Compensation Committee required by Item 407(e)(4) of Regulation S-K and is incorporated herein by reference.

The section entitled "Compensation Committee Report" appearing in the 2012 Proxy Statement sets forth certain information required by Item 407(e)(5) of Regulation S-K and is incorporated herein by reference.

### ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The section entitled "Equity Compensation Plan Information" appearing in the 2012 Proxy Statement sets forth certain information required by Item 201(d) of Regulation S-K and is incorporated herein by reference.

The section entitled "Security Ownership of Certain Beneficial Owners and Management" appearing in the 2012 Proxy Statement sets forth certain information with respect to the ownership of our common stock as required by Item 403 of Regulation S-K and is incorporated herein by reference.

### ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The section entitled "Corporate Governance" appearing in the 2012 Proxy Statement sets forth certain information required by Item 404 of Regulation S-K and is incorporate herein by reference.

The section entitled "Corporate Governance" appearing in the 2012 Proxy Statement sets forth certain information with respect to director independence as required by Item 407(a) of Regulation S-K and is incorporated herein by reference.

## ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The section entitled "Independent Registered Public Accounting Firm's Audit Fees and Services" appearing in the 2012 Proxy Statement sets forth certain information with respect to the principal accounting fees and services and the Audit/Finance Committee's policy on pre-approval of audit and permissible non-audit services performed by our independent auditors as required by Item 9(e) of Schedule 14A and is incorporated herein by reference.

## PART IV

## ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULE

**(a) (1) Financial Statement:**

The financial statements required by this item are submitted in Item 8 of this Annual Report on Form 10-K.

**(a) (2) Financial Statement Schedule:**

Schedule II: Valuation and Qualifying Accounts

**(a) (3) Exhibits:**

| Exhibit Number | Description of Exhibits |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation of Itron, Inc. (Filed as Exhibit 3.1 to Itron, Inc.'s Annual Report on Form 10-K, filed on March 27, 2003 - File No. 0-22418) |
| 3.2 | Amended and Restated Bylaws of Itron, Inc. (Filed as Exhibit 3.2 to Itron, Inc.'s Current Report on Form 8-K, filed on September 7, 2011 - File No. 0-22418) |
| 4.1 | Rights Agreement between Itron, Inc. and Mellon Investor Services LLC, as Rights Agent, dated December 11, 2002. (Filed as Exhibit 4.1 to Itron, Inc.'s Registration of Securities on Form 8-A, filed on December 16, 2002 - File No. 0-22418) |
| 4.2 | Amendment To Rights Agreement (originally dated December 11, 2002) between Itron, Inc. and Mellon Investor Services LLC, as Rights Agent, dated September 22, 2010. (Filed as Exhibit 4.1 to Itron, Inc.'s Current Report on Form 8-K, filed on September 22, 2010 - File No. 0-22418) |
| 4.3 | Credit Agreement dated August 5, 2011 among Itron, Inc. and a syndicate of banks led by Wells Fargo Bank, National Association, JPMorgan Chase Bank, N.A., and J.P. Morgan Europe Limited. (Filed as Exhibit 4.1to Itron, Inc.'s Current Report on Form 8-K, filed on August 8, 2011 - File No. 0-22418) |
| 4.4 | Security Agreement dated August 5, 2011 among Itron, Inc. and Wells Fargo Bank, National Association. (Filed as Exhibit 4.1 to Itron, Inc.'s Current Report on Form 8-K, filed on August 8, 2011 - File No. 0-22418) |
| 10.1 | Form of Change in Control Severance Agreement for Executive Officers. * (Filed as Exhibit 10.7 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010 - File No. 0-22418) |
| 10.2 | Schedule of certain executive officers who are parties to Change in Control Severance Agreements with Itron, Inc. * (attached hereto) |
| 10.3 | First Amendment to Change in Control Agreement between Itron, Inc. and Marcel Regnier. * (Filed as Exhibit 10.2 to Itron, Inc.'s Current Report on Form 8-K, filed on December 17, 2008 - File No. 0-22418) |
| 10.4 | Employee Agreement between Actaris Management Services S.A. and Marcel Regnier. * (Filed as Exhibit 10.1 to Itron, Inc.'s Current Report on Form 8-K, filed on December 17, 2008 File No. 0-22418) |
| 10.5 | Form of Indemnification Agreements between Itron, Inc. and certain directors and officers. * (Filed as Exhibit 10.9 to Itron, Inc.'s Annual Report on Form 10-K, filed on March 30, 2000 - File No. 0-22418) |
| 10.6 | Schedule of directors and executive officers who are parties to Indemnification Agreements with Itron, Inc. * (attached hereto) |

| Exhibit Number | Description of Exhibits |
|---|---|
| 10.7 | Amended and Restated 2000 Stock Incentive Plan. (Filed as Appendix A to Itron, Inc.'s Proxy Statement for the 2007 Annual Meeting of Shareholders, filed on March 26, 2007 - File No. 0-22418) |
| 10.8 | 2010 Stock Incentive Plan. (Filed as Appendix A to Itron, Inc.'s Proxy Statement for the 2010 Annual Meeting of Shareholders, filed on March 17, 2010 - File No. 0-22418) |
| 10.9 | Executive Management Incentive Plan. * (Filed as Appendix B to Itron, Inc.'s Proxy Statement for the 2010 Annual Meeting of Shareholders, filed on March 17, 2010 - File No. 0-22418) |
| 10.10 | Terms of the Amended and Restated Equity Grant Program for Nonemployee Directors under the Itron, Inc. Amended and Restated 2000 Stock Incentive Plan. (Filed as Exhibit 10.4 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 26, 2008 - File No. 0-22418) |
| 10.11 | Form of Non-Qualified Stock Option Grant Notice and Agreement for Nonemployee Directors under the Itron, Inc. Amended and Restated 2000 Stock Incentive Plan. (Filed as Exhibit 10.9 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 26, 2009 - File No. 0-22418) |
| 10.12 | Form of Stock Option Grant Notice and Agreement for use in connection with both incentive and non-qualified stock options granted under the Company's Amended and Restated 2000 Stock Incentive Plan. * (Filed as Exhibit 10.6 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010 - File No. 0-22418) |
| 10.13 | Form of Restricted Stock Unit Award Notice and Agreement for U.S. Participants for use in connection with the Company's Long-Term Performance Plan (LTPP) and issued under the Company's Amended and Restated 2000 Stock Incentive Plan. * (Filed as Exhibit 10.1 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010 - File No. 0-22418) |
| 10.14 | Form of Restricted Stock Unit Award Notice and Agreement for International Participants (excluding France) for use in connection with the Company's LTPP and issued under the Company's Amended and Restated 2000 Stock Incentive Plan. * (Filed as Exhibit 10.2 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010 - File No. 0-22418) |
| 10.15 | Form of Restricted Stock Unit Award Notice and Agreement for Participants in France for use in connection with the Company's LTPP and issued under the Company's Amended and Restated 2000 Stock Incentive Plan. * (Filed as Exhibit 10.3 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010 - File No. 0-22418) |
| 10.16 | Form of Restricted Stock Unit Award Notice and Agreement for all Participants (excluding France) for use in connection with the Company's Amended and Restated 2000 Stock Incentive Plan. * (Filed as Exhibit 10.4 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010 - File No. 0-22418) |
| 10.17 | Form of Restricted Stock Unit Award Notice and Agreement for Participants in France for use in connection with the Company's Amended and Restated 2000 Stock Incentive Plan. * (Filed as Exhibit 10.5 to Itron, Inc.'s Current Report on Form 8-K, filed on February 18, 2010 - File No. 0-22418) |
| 10.18 | Form of Long Term Performance Restricted Stock Unit (RSU) Award Notice and Agreement for U.S. Participants for use in connection with the Company's 2010 Stock Incentive Plan. * (Filed as Exhibit 10.18 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 25, 2011 - File No. 0-22418) |
| 10.19 | Form of Long Term Performance RSU Award Notice and Agreement for International Participants (excluding France) for use in connection with the Company's 2010 Stock Incentive Plan. * (Filed as Exhibit 10.19 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 25, 2011 - File No. 0-22418) |
| 10.20 | Form of Long Term Performance RSU Award Notice and Agreement for Participants in France for use in connection with the Company's 2010 Stock Incentive Plan. * (Filed as Exhibit 10.20 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 25, 2011 - File No. 0-22418) |

| Exhibit Number | Description of Exhibits |
|---|---|
| 10.21 | Form of RSU Award Notice and Agreement for all Participants (excluding France) for use in connection with the Company's 2010 Stock Incentive Plan. * (Filed as Exhibit 10.21 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 25, 2011 - File No. 0-22418) |
| 10.22 | Form of RSU Award Notice and Agreement for Participants in France for use in connection with the Company's 2010 Stock Incentive Plan. * (Filed as Exhibit 10.22 to Itron, Inc.'s Annual Report on Form 10-K, filed on February 25, 2011 - File No. 0-22418) |
| 10.23 | Form of Stock Option Grant Notice and Agreement for use in connection with both incentive and non-qualified stock options granted under the Company's 2010 Stock Incentive Plan. * (Filed as Exhibit 10.6 to Itron, Inc.'s Quarterly Report on Form 10-Q, filed on May 5, 2010 - File No. 0-22418) |
| 10.24 | Executive Deferred Compensation Plan. * (Filed as Exhibit 10.1 to Itron, Inc.'s Quarterly Report on form 10-Q, Filed on November 1, 2011 - File No. 0-22418) |
| 10.25 | Amended and Restated 2002 Employee Stock Purchase Plan. (Filed as Exhibit 10.20 to Itron's Annual Report on Form 10-K, filed on February 26, 2009 - File No. 0-22418) |
| 10.26 | Stock Option Plan for Nonemployee Directors. (Filed as Exhibit 10.11 to Itron, Inc.'s Registration Statement on Form S-1 dated July 22, 1992) |
| 10.27 | Offer Letter, dated as of August 31, 2011, between Itron, Inc. and LeRoy D. Nosbaum. * (Filed as Exhibit 10.1 to Itron, Inc.'s Current Report on Form 8-K, filed on September 7, 2011 - File No. 0-22418) |
| 21.1 | Subsidiaries of Itron, Inc. (attached hereto) |
| 23.1 | Consent of Ernst & Young LLP Independent Registered Public Accounting Firm. (attached hereto) |
| 31.1 | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (attached hereto) |
| 31.2 | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (attached hereto) |
| 32.1 | Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (attached hereto) |
| 101.INS** | XBRL Instance Document. (attached hereto) |
| 101.SCH** | XBRL Taxonomy Extension Schema. (attached hereto) |
| 101.CAL** | XBRL Taxonomy Extension Calculation Linkbase. (attached hereto) |
| 101.DEF ** | XBRL Taxonomy Extension Definition Linkbase. (attached hereto) |
| 101.LAB** | XBRL Taxonomy Extension Label Linkbase. (attached hereto) |
| 101.PRE** | XBRL Taxonomy Extension Presentation Linkbase. (attached hereto) |

* Management contract or compensatory plan or arrangement.

** Pursuant to applicable securities laws and regulations, we are deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and are not subject to liability under any anti-fraud provisions of the federal securities laws as long as we have made a good faith attempt to comply with the submission requirements and promptly amend the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed and otherwise are not subject to liability.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Liberty Lake, State of Washington, on the 16th day of February, 2012.

ITRON, INC.

By: /S/ STEVEN M. HELMBRECHT
**Steven M. Helmbrecht**
**Sr. Vice President and Chief Financial Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 16th day of February, 2012.

| Signatures | Title |
|---|---|
| /s/ LEROY D. NOSBAUM<br>**LeRoy D. Nosbaum** | President and Chief Executive Officer (Principal Executive Officer), Director |
| /s/ STEVEN M. HELMBRECHT<br>**Steven M. Helmbrecht** | Sr. Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) |
| /s/ MICHAEL B. BRACY<br>**Michael B. Bracy** | Director |
| /s/ KIRBY A. DYESS<br>**Kirby A. Dyess** | Director |
| /s/ JON E. ELIASSEN<br>**Jon E. Eliassen** | Chairman of the Board |
| /s/ CHARLES H. GAYLORD, JR.<br>**Charles H. Gaylord, Jr.** | Director |
| /s/ THOMAS S. GLANVILLE<br>**Thomas S. Glanville** | Director |
| /s/ SHARON L. NELSON<br>**Sharon L. Nelson** | Director |
| /s/ GARY E. PRUITT<br>**Gary E. Pruitt** | Director |
| /s/ GRAHAM M. WILSON<br>**Graham M. Wilson** | Director |

## SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at beginning of period | Other adjustments | Additions charged to costs and expenses | Balance at end of period Noncurrent |
|---|---|---|---|---|
| | | (in thousands) | | |
| *Year ended December 31, 2011:* | | | | |
| Deferred tax assets valuation allowance | $ 24,600 | $ (3,165) | $ 8,518 | $ 29,953 |
| *Year ended December 31, 2010:* | | | | |
| Deferred tax assets valuation allowance | $ 22,425 | $ (1,020) | $ 3,195 | $ 24,600 |

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